2023



Western Digital®

Proxy Statement











Western Digital®

Create what's next

No matter how you follow your passion, you should be empowered and inspired by the data that surrounds you. At Western Digital, our broad and ever-expanding portfolio delivers powerful storage solutions with data security features for everyone from students, gamers and home offices to the largest enterprises and cloud providers. Through our flash and hard disk drive ("HDD") products across our Western Digital®, WD®, WD_BLACK™, SanDisk® and SanDisk® Professional brands, we spark innovation, drive deeper connections and enable smarter decisions.

As we constantly create opportunities for people to bridge the gap between aspiration and actualization, it is our culture and our passion to do things the right way. We thrive on inclusivity. We relentlessly pursue technological advancements, with approximately 13,000 active patents for groundbreaking memory technologies and beyond. We continuously analyze and optimize our operations for efficiency and reliability and to secure our supply chain. We are also proud to have been recognized as one of the World's Most Ethical Companies (Ethisphere) five years running.

All the while, we keep our customers' efficiency, security and overall capabilities front and center. It is our mission to fuel new possibilities and write the future in collaboration with our stakeholders, with solutions imagined and realized on their terms. Together, we can create what's next.

Our strategy across five major strategic pillars



Drive Differentiated Leadership in Flash

- Capitalize on market transition to solid state drives
- Focus on gross margin leadership
- Leverage consumer brand strength



Capitalize on the HDD Opportunity in the Cloud

- Ensure reliable capacity growth and improved total cost of ownership
- Enhance customers' ability to generate value from data
- Develop new technologies across the storage landscape



Grow through Innovation across the Entire Portfolio

- Lead in areal density
- Reimagine every subsystem for HDD
- Drive capital-efficient bit growth in flash
- Maintain leadership in high-performance charge trap cell



Deliver Customer Value

- Expand relationships at our largest customers to enrich our value
- Increase long-term engagement and through-cycle agreements with key hyperscalers
- Establish ourselves as "The Supplier" for storage in retail, e-tail and distribution channels, while developing our online store as a preferred channel



Accelerate Operational Excellence

- Achieve operational excellence to translate technology into stockholder value
- Meet quarter-to-quarter cost down target to improve gross margin while improving inventory
- Focus on sustainability and digital innovation of our manufacturing processes

Our Purpose
To be the world's iconic data storage company

Letter from Our Chair and Lead Independent Director

Dear Fellow Stockholders:

On behalf of the entire Board, thank you for your continued support and investment in Western Digital. As we approach our 2023 Annual Meeting, our Board would like to take the opportunity to provide an update on how we are driving forward value creation for our stockholders and how we are progressing on key areas of stockholder interest.

Driving Stockholder Value Creation

During fiscal 2023, our Board continued to progress our strategic review of the business to unlock long-term value for our stockholders. This review, initiated last year, includes a comprehensive assessment of structural options for our market-leading flash and HDD businesses. In furtherance of continued focus on strategic options, Apollo Global Management and Elliott Investment Management made a substantial investment in Western Digital to strengthen our financial position during our strategic review.

As we continue to make progress on the review, our Board and management team also remain focused on enhancing our business agility and delivering breakthrough innovations as we navigated challenging market dynamics and addressed the increasing data storage demands of our customers.

We expect that the decisions yielded from our strategic review, coupled with our ongoing strong execution and business positioning, will generate long-term value for our stockholders.

Commitment to Strong Governance, Board Oversight and Stockholder Responsiveness

We have a regular practice of maintaining dialogue with our stockholders throughout the year to inform Board deliberations and provide our Board with stockholders' perspectives on a range of topics, including business and strategy, board composition and diversity, executive compensation and corporate responsibility and sustainability matters. Our Board members play a key role in these discussions with stockholders and in the past year, our Board and members of our senior management team engaged directly with stockholders representing 45% of our shares outstanding. The feedback we received over the past year directly informed several responsive actions and changes to our executive compensation program and practices and helped us further understand stockholders' views. Details on these decisions and enhancements are included in the Compensation Discussion and Analysis section of this Proxy Statement.

As part of our commitment to strong governance practices, we maintain robust evaluation and succession planning processes for our Board, which has resulted in the thoughtful refreshment of our Board over the past several years. Since 2021, we have welcomed three new independent directors to our Board, each of whom brings extensive experience, diverse perspectives, and skills that reflect the continued evolution of our business. The most recent addition to our Board is an investor who we believe brings valuable capital markets expertise and augments our Board in supporting our ongoing strategic review. The Board changes over the last several years illustrate our Board's succession planning practices and reflect our belief that a diversity of perspectives, backgrounds, institutional knowledge and expertise, best supports our oversight responsibilities and aligns with the needs of the business.

Aligning our Sustainability Goals with our Business

At Western Digital, we are committed to corporate responsibility and sustainability in all aspects of our business, which includes transparency and thoughtful goal setting to align with supporting a sustainable future. In the past year, we made several commitments that establish clear goals for our business. These commitments include:

✔ Achieving net zero emissions in our operations (Scope 1 & 2) by 2032

✔ Achieving 100% renewable energy across our operations by 2030

✔ Diverting at least 95% of waste from landfills by 2030

✔ Reducing total water withdrawals by 20% by 2030

We also continue to work to increase diverse representation across all levels of our workforce and support our diverse and talented employees. As part of this commitment, we recently expanded our pay equity analysis to cover 100% of our total global employee population. We are proud of the progress we have already made in these areas and are confident that our new goals further support Western Digital's sustainable future. For more information, we invite you to read our 2022 Sustainability Report, which provides detail on our data-driven strategy and recent achievements.

We Ask for Your Support

We are grateful for the opportunity to represent our stockholders and serve the Company as we continue to strategically focus on sustainable and long-term growth. We welcome and appreciate your input and support for our voting recommendations at our Annual Meeting on November 15, 2023.

Sincerely,



MATTHEW E. MASSENGILL
Independent Chair of the Board





STEPHANIE A. STREETER
Lead Independent Director

Notice of Annual Meeting of Stockholders



Western Digital.

Western Digital Corporation
5601 Great Oaks Parkway
San Jose, California 95119


Date
November 15, 2023


Time
Online check-in begins:
7:45 a.m. Pacific Time
Meeting begins:
8:00 a.m. Pacific Time


Location
Our annual meeting will be a completely virtual meeting of stockholders that will provide stockholders comparable rights and opportunities to participate as they would have at an in-person meeting. To participate, vote or submit questions during the annual meeting via live webcast, please visit: www.virtualshareholdermeeting.com/WDC2023. Please see the section entitled "Additional Information—General Information About the Annual Meeting—Virtual Annual Meeting" for additional information.


Who Can Vote
Holders of record of shares of our common stock and Series A Convertible Perpetual Preferred Stock ("Series A Preferred Stock") at the close of business on **September 18, 2023** will be entitled to notice of and to vote, together as a single class, at our annual meeting and any postponements or adjournments of the meeting.

A list of stockholders as of the record date for the annual meeting may be accessed during the virtual annual meeting at www.virtualshareholdermeeting.com/WDC2023 by using the control number on your Notice of Internet Availability of Proxy Materials, or on your proxy card or voting instruction form that accompanied your proxy materials.

Matters to be Voted on

Proposal		Board Recommendation
01	Election of the nine director nominees named in the attached Proxy Statement to serve until our next annual meeting of stockholders and until their respective successors are duly elected and qualified	**VOTE FOR**
02	Approval on an advisory basis of the named executive officer compensation disclosed in the attached Proxy Statement	**VOTE FOR**
03	Approval on an advisory basis of the frequency of future advisory votes on named executive officer compensation	**VOTE ONE YEAR**
04	Approval of the amendment and restatement of our 2021 Long-Term Incentive Plan to increase by 2.35 million the number of shares of our common stock available for issuance under that plan	**VOTE FOR**
05	Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2024	**VOTE FOR**

At the meeting, we will also consider any other business that may properly come before our annual meeting and any postponements or adjournments of the meeting.

By Order of our Board of Directors,

MICHAEL C. RAY
Executive Vice President, Chief Legal Officer and Secretary
October 5, 2023

Voting Shares in Advance of the Meeting
Your vote is very important. Please submit your proxy as soon as possible via the Internet, telephone or mail. Submitting your proxy by one of these methods will ensure your vote will be counted regardless of whether you attend the annual meeting.


Via the Internet
Visit the website listed on your notice, proxy card or voting instruction form


By Phone
Call the phone number listed on your proxy card or voting instruction form


By Mail
Complete, sign, date and return your proxy card or voting instruction form in the envelope provided

Important notice regarding the availability of proxy materials for our annual meeting of stockholders to be held on November 15, 2023: On or about October 5, 2023, proxy materials for the annual meeting, including the attached Proxy Statement and our Annual Report for the fiscal year ended June 30, 2023, are being furnished to stockholders entitled to vote at the annual meeting. The Proxy Statement and 2023 Annual Report are available on our Investor Relations website at investor.wdc.com. You can also view these materials at www.proxyvote.com by using the control number provided on your proxy card or Notice of Internet Availability of Proxy Materials.

Disclaimers

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains forward-looking statements within the meaning of the federal securities laws, including but not limited to, statements concerning our business strategy and strategic priorities, including our review of strategic alternatives, our ability to execute our strategy, our future financial performance, our expectations regarding the impact of global events, our plans for our corporate responsibility and sustainability program, including our science-based emissions reduction targets, renewable energy, waste and water use goals, and our policies and reporting in the area of human rights and diversity and inclusion efforts. These forward-looking statements are based on management's current expectations as of the date of this Proxy Statement and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to: volatility in global economic conditions; future responses to and effects of global health crises; impact of business and market conditions; the outcome and impact of our ongoing strategic review, including with respect to customer and supplier relationships, regulatory and contractual restrictions, stock price volatility and the diversion of management's attention from ongoing business operations and opportunities; impact of competitive products and pricing; our development and introduction of products based on new technologies and expansion into new data storage markets; risks associated with cost saving initiatives, restructurings, acquisitions, divestitures, mergers, joint ventures and our strategic relationships; difficulties or delays in manufacturing or other supply chain disruptions; hiring and retention of key employees; our level of debt and other financial obligations; changes to our relationships with key customers; compromise, damage or interruption from cybersecurity incidents or other data system security risks; actions by competitors; our ability to achieve our emissions reduction and other sustainability goals; risks associated with compliance with changing legal and regulatory requirements and the outcome of legal proceedings; and other risks and uncertainties listed in our filings with the Securities and Exchange Commission (the "SEC"), including our Annual Report on Form 10-K filed with the SEC on August 22, 2023, to which your attention is directed. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and we undertake no obligation to update or revise these forward-looking statements to reflect new information or events, except as required by law.

Website References

You may also access additional information about Western Digital at investor.wdc.com. References to our website throughout this Proxy Statement are provided for convenience only and the content on our website does not constitute a part of this Proxy Statement.

Table of Contents

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider. We encourage you to read this entire Proxy Statement for more information about these topics prior to voting.

Our Director Nominees



MIYUKI SUZUKI, 63
Former President, Asia Pacific, Japan and China, Cisco Systems, Inc.
Director Since: **2021**
Other Current Public Directorships: **Twilio Inc.**
(G)

KIMBERLY E. ALEXY, 53
Principal, Alexy Capital Management
Director Since: **2018**
Other Current Public Directorships: **None**
(A) (E)

STEPHANIE A. STREETER, 66
LEAD INDEPENDENT DIRECTOR
Former CEO, Libbey Inc.
Director Since: **2018**
Other Current Public Directorships: **None**
(A) (C) (G) (E)

THOMAS CAULFIELD, 64
CEO, GlobalFoundries Inc.
Director Since: **2021**
Other Current Public Directorships: **GlobalFoundries Inc.**
(G)

REED B. RAYMAN, 37
Partner, Apollo Global Management, Inc.
Director Since: **2023**
Other Current Public Directorships: **ADT Inc.; Edgio, Inc.**

MARTIN I. COLE, 67
Former Chief Executive — Technology Group of Accenture plc.
Director Since: **2014**
Other Current Public Directorships: **The Western Union Company**
(A) (C)

MATTHEW E. MASSENGILL, 62
INDEPENDENT CHAIR OF THE BOARD
Former President and CEO, Western Digital Corporation
Director Since: **2000**
Other Current Public Directorships: **None**
(E)

DAVID V. GOECKELER, 61
CEO, Western Digital Corporation
Director Since: **2020**
Other Current Public Directorships: **Automatic Data Processing, Inc.**
(E)

TUNÇ DOLUCA, 65
Former President and CEO, Maxim Integrated
Director Since: **2018**
Other Current Public Directorships: **None**
(C)

INDEPENDENT

(A) Audit   (C) Compensation and Talent   (G) Governance   (E) Executive   ☐ Committee Chair

Board Nominee Highlights

INDEPENDENCE	GENDER	AGE	TENURE
89% **Independent**	**33%** **Women**	**60** Years **Average**	**<5** Years **Median**

8 Independent

1 Non-Independent

3 Women

6 Men

2 <60 years

5 60-65 years

2 >65 years

6 <5 years

2 5-10 years

1 >10 years

WOMEN IN BOARD LEADERSHIP ROLES

Lead Independent Director	Audit Committee Chair	Governance Committee Chair

Corporate Governance Highlights

Our Board of Directors is committed to maintaining the highest standards of corporate governance. Our strong corporate governance practices are intended to help promote the long-term interests of our stockholders.

Corporate Governance Best Practices

We regularly evaluate our corporate governance practices against prevailing best practices and emerging and evolving topics identified through stockholder outreach and corporate governance literature.

✔ Robust year-round Board-led stockholder engagement program that informs Board decisions

✔ Independent Board leadership, including an independent Chair of the Board separate from our CEO and a Lead Independent Director with clearly defined roles and responsibilities

✔ Commitment to Board diversity, with our Corporate Governance Guidelines requiring the Governance Committee to include, and instruct any search firm it engages to include, women and members of underrepresented communities in the director selection pool

✔ Women serve in key Board leadership positions as our Lead Independent Director and Chairs of the Audit Committee and Governance Committee

✔ All directors are elected annually by a simple majority of votes cast

✔ Eight of nine director nominees are independent

✔ Director retirement policy upon reaching age 72

✔ Active Board refreshment resulting in three new independent, non-employee directors being appointed since 2021

✔ Of the last seven independent directors to join our Board, more than half were women

✔ Overboarding policy for additional public company directorships by directors, including a lower threshold for our CEO

✔ Active Board oversight of strategic planning and risk management

✔ Board committee oversight of corporate responsibility, sustainability and human capital management

✔ Annual sustainability reporting via standalone Sustainability Report aligned with leading frameworks and standards

✔ Succession planning for directors, our CEO and other key officers

✔ Board committee oversight of political and lobbying activities and expenditures

✔ Annual Board and committee self-evaluations

✔ Annual individual assessments of directors

✔ Anti-hedging, anti-pledging and clawback policies

✔ All current non-employee directors comply with our stock ownership guidelines

✔ All executive officers achieved stock ownership requirements pursuant to our guidelines

Year-Round Stockholder Engagement

Our long-standing stockholder engagement program consistently provides valuable input for our Board's decision-making process. Leading up to, and following, our 2022 annual meeting of stockholders ("2022 Annual Meeting"), at which our advisory "Say on Pay" proposal received low support, the Compensation and Talent Committee pursued a deliberate engagement program to enhance our ongoing outreach in order to better understand our stockholders' perspectives and concerns. Over this period of time, we engaged with stockholders representing a total of 45% of our outstanding shares of common stock.

LEAD UP TO 2022 ANNUAL MEETING



We contacted over **25** of our stockholders representing approximately **59%** of our shares of common stock outstanding. The stockholder engagement team conducted numerous calls with stockholders representing approximately **34%** of our shares of common stock outstanding, **with our Chair of the Compensation and Talent Committee participating in meetings representing a majority of the shares that chose to engage**.

FOLLOWING 2022 ANNUAL MEETING



We contacted over **30** of our stockholders representing approximately **64%** of our shares of common stock outstanding. The stockholder engagement team conducted numerous calls with stockholders representing approximately **37%** of our shares of common stock outstanding, **with our Chair of the Compensation and Talent Committee participating in meetings representing a majority of the shares that chose to engage**.

As a result of feedback received through our year-round engagement, below is a summary of what we heard and how we responded.

WHAT WE HEARD	ACTIONS TAKEN IN RESPONSE
• Not pleased with the amendment to our CEO's sign-on award eliminating the performance metric	✔ Committed on a go forward basis to not modify outstanding PSUs for named executive officers unless there are extraordinary circumstances
• Asked about use of retention awards	✔ Did not grant retention awards for named executive officers in fiscal 2023 and, while not the primary driver of opposition in 2022, the committee reaffirmed its focus on compensating and incentivizing named executive officers through our normal course program
• Desired a long-term performance measure in the long-term incentive ("LTI") program	✔ Replaced the upside-only incentive tied to our absolute stock price CAGR with a three-year relative TSR modifier for fiscal 2024, which can impact payout positively or negatively
• Questioned certain elements of our short-term incentive ("STI") program, especially the use of the exabytes shipped metrics	✔ Eliminated the exabytes shipped metrics and replaced them with cash conversion cycle and emissions metrics
• Requested adjustments to the peer group to be better aligned with our size	✔ Modified our proxy peer group for fiscal 2024 to include peers with revenues more commensurate with Western Digital

For additional information on stockholder engagement, feedback and our responsive actions, please see the section entitled "Executive Compensation—Compensation Discussion and Analysis."

Corporate Responsibility and Sustainability

We believe responsible and sustainable business practices support the long-term success of our company. These practices help keep our communities and our environment vibrant and healthy. They also lead us to more efficient and resilient business operations, help us meet our customers' efficiency targets, reduce risks of misconduct and legal liability, enhance the reliability of our supply chain and improve the health, well-being, engagement and productivity of our employees. We believe that being an industry leader is not just about having talented employees or innovative products. It is also about doing business the right way, every day. That is why our commitment to corporate responsibility is deeply embedded throughout our business.

In June 2023, we announced four new significant sustainability targets:

NET ZERO	Achieve **net zero emissions** in our operations (Scope 1 & 2) by 2032	100%	Achieve **100% renewable energy** across our global operations by 2030
95%	Divert at least **95% of operational waste** from landfills by 2030	20%	Reduce total **water withdrawals by 20%** by 2030

From fiscal 2020 to fiscal 2022, we reduced aggregate Scope 1 and market-based Scope 2 emissions by 14.8%, driven primarily by our adoption of long-term agreements to source 100% renewable energy. We were also recognized as one of the World's Most Ethical Companies for the fifth consecutive year in 2023 by Ethisphere.

Additionally, we thrive on the power and potential of diversity. By taking into account various perspectives, we get the best outcomes for our employees, our company, our customers and the world around us. We are committed to promoting an inclusive environment where every individual can thrive through a sense of belonging, respect and contribution.

Our 2022 Sustainability Report is located on our Corporate Responsibility page at www.westerndigital.com. The topics covered were selected based on a detailed materiality assessment completed by a third party, which incorporated input from investors, customers and other stakeholders, as well as our strategic priorities, and the report was prepared in accordance with the Global Reporting Initiative ("GRI") standards: Core option, references Sustainability Accounting Standards Board ("SASB") standards and includes disclosures aligned with the UN Sustainable Development Goals ("UN SDGs") and the Task Force on Climate-Related Financial Disclosures ("TCFD") recommendations. The Governance Committee oversees our corporate responsibility and sustainability policies and programs pursuant to its charter.

For more information, please refer to the section entitled "Corporate Responsibility and Sustainability" on page 23. We plan to release our 2023 Sustainability Report later this fiscal year.

Corporate Governance Matters

PROPOSAL 1
ELECTION OF DIRECTORS

We are asking our stockholders to elect nine directors to our Board of Directors at the 2023 annual meeting of stockholders. Defining attributes of our Board include:

- All directors elected annually by a simple majority of votes cast
- Independent Board leadership, including an independent Chair of the Board separate from our CEO and a Lead Independent Director with clearly defined roles and responsibilities
- Women serve in key Board leadership positions as our Lead Independent Director and Chairs of the Audit Committee and Governance Committee
- Eight of nine director nominees are independent
- Three new independent directors appointed since 2021



Our Board of Directors recommends a vote **FOR** each of the nine director nominees named in this Proxy Statement

Our Board of Directors is presenting nine nominees for election as directors at our 2023 annual meeting of stockholders ("Annual Meeting"). Each of the nominees is currently a member of our Board and, with the exception of Reed B. Rayman, was elected to our Board at our 2022 Annual Meeting. Each director elected at the Annual Meeting will serve until our 2024 annual meeting of stockholders and until a successor is duly elected and qualified. Each of the nominees has consented to be named in this Proxy Statement and to serve as a director if elected. If any nominee is unable or unwilling for good cause to stand for election or serve as a director if elected, the persons named as proxies may vote for a substitute nominee designated by our existing Board of Directors, or our Board may choose to reduce its size.

Mr. Rayman joined our Board of Directors in January 2023, after being designated for appointment to our Board by AP WD Holdings, L.P. ("Apollo") pursuant to an Investment Agreement we entered into with Apollo on January 31, 2023 (the "Investment Agreement"). Under the Investment Agreement, Apollo has the right to nominate and appoint one person to our Board for so long as it beneficially holds a minimum number of shares of our preferred stock or common stock. Mr. Rayman has been selected by Apollo as a director nominee in accordance with the Investment Agreement.

Vote Required for Approval

Each director nominee will be elected as a director if the nominee receives the affirmative vote of a majority of the votes cast with respect to his or her election (in other words, the number of votes "FOR" a director must exceed the number of votes cast "AGAINST" that director). You may vote FOR, AGAINST or ABSTAIN with respect to each director nominee. Proxies received by our Board of Directors will be voted **FOR** each director nominee unless specified otherwise.

Under our By-laws, any incumbent director who fails to be elected must offer to tender his or her resignation to our Board. If the director conditions his or her resignation on acceptance by our Board, the Governance Committee will then make a recommendation to our Board on whether to accept or reject the resignation or whether other action should be taken. Our Board will act on the resignation and publicly disclose and explain its decision within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in our Board's or the committee's decision.

Nominees for Election

Below is information about the experience and other key qualifications and attributes of each of our Board's nine director nominees.



KIMBERLY E. ALEXY, 53
INDEPENDENT
Director Since: **November 2018**
Committees: Ⓐ Ⓔ

SKILLS & EXPERIENCE SUPPORTING BOARD NOMINATION

- From her more than 25 years of experience in capital markets, corporate finance and investments across several financial institutions, Ms. Alexy brings to our Board deep expertise in finance and first-hand transaction experience.
- Ms. Alexy also contributes her specialized knowledge of cybersecurity issues, which includes a CERT Certificate in Cybersecurity Oversight for corporate directors issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University, strengthening our Board's risk oversight function.
- Additionally, Ms. Alexy has a CFA designation and her financial skills and prior experience qualify her as an "audit committee financial expert" under SEC rules. Her previous service on numerous public company boards of directors, including as chair of audit or governance committees, provides our Board with valuable insights and perspectives and has been instrumental in Ms. Alexy's leadership in overseeing our enterprise risk management program as Chair of the Audit Committee.

OTHER PUBLIC BOARDS

Current
- None

Past Five Years
- Five9, Inc.
- Mandiant, Inc.
- Alteryx, Inc.
- CalAmp Corporation

CAREER HIGHLIGHTS

Alexy Capital Management, a private investment fund
- Founder and principal (2005-present)

Prudential Securities
- Senior vice president and managing director (1998-2003)

Lehman Brothers
- Vice president of equity research (1995-1998)



THOMAS CAUFIELD, 64
INDEPENDENT
Director Since: **July 2021**
Committees: Ⓖ

SKILLS & EXPERIENCE SUPPORTING BOARD NOMINATION

- Having served as an executive in the technology industry for over 30 years, Dr. Caufield brings crucial semiconductor technical and business expertise enabling our Board to oversee strategies to drive innovation and unlock stockholder value.
- With direct experience leading various aspects of global technology companies ranging from research and development, to supply chain, to sales, Dr. Caufield's expertise has helped guide Western Digital's review of its strategic plan.
- Dr. Caulfield also brings public company board experience.

OTHER PUBLIC BOARDS

Current
- GlobalFoundries Inc.

Past Five Years
- None

CAREER HIGHLIGHTS

GlobalFoundries Inc., a multinational semiconductor contract manufacturing and design company
- CEO (March 2018-present)
- Senior vice president and general manager, Fab 8 semiconductor wafer manufacturing facility (2014-2018)

Soraa, Inc.
- President and chief operating officer (2012-2014)

Caitin Inc.
- CEO (2010-2012)

Ⓐ Audit   Ⓒ Compensation and Talent   Ⓖ Governance   Ⓔ Executive   ☐ Committee Chair



MARTIN I. COLE, 67
INDEPENDENT

Director Since: **December 2014**
Committees: Ⓐ C

SKILLS & EXPERIENCE SUPPORTING BOARD NOMINATION

- Mr. Cole brings to our Board extensive senior executive leadership experience across a variety of business sectors and geographies, enabling him to provide strategic advice and wide-ranging insights, including relating to technology solutions, which are an important part of our business.

- Through his roles at Accenture plc and Cloudera, Mr. Cole has a demonstrated track record and understanding of how to build and lead successful businesses in an increasingly competitive technology landscape, greatly enhancing the strategic oversight capabilities of our Board.

- Mr. Cole has significant experience establishing and overseeing executive compensation programs as a former executive, CEO and as a board and compensation committee member at other public companies. As Chair of the Compensation and Talent Committee, he has played a critical role in leading enhancements to our compensation program and practices to align with our stockholders' input and perspectives.

- Mr. Cole's former executive and board roles, along with his financial experience, qualify him as an "audit committee financial expert" under SEC rules.

OTHER PUBLIC BOARDS

Current
- The Western Union Company

Past Five Years
- Cloudera, Inc.

CAREER HIGHLIGHTS

3i Group plc, a private equity firm
- Senior adviser (2017-present)

Cloudera, Inc., an enterprise data management systems company
- Interim CEO (August 2019- January 2020)

Accenture plc
- Chief executive – technology (2012-2014)
- Chief executive – communications, media and technology group (2006-2012)
- Chief executive – government operating group (2004-2006)
- Managing partner, outsourcing and infrastructure group (2002-2004)



TUNÇ DOLUCA, 65
INDEPENDENT

Director Since: **August 2018**
Committees: C

SKILLS & EXPERIENCE SUPPORTING BOARD NOMINATION

- Mr. Doluca brings to our Board 40 years of executive leadership and technical experience in the semiconductor industry, which provides our Board with valuable perspectives directly relevant to our business, our products, and the markets in which we operate.

- As a seasoned CEO and previous director of large public technology companies, Mr. Doluca has contributed extensively to our Board's oversight of corporate strategy, financial management, operations, marketing and research and development.

- Additionally, Mr. Doluca has a range of experience across compensation and human capital matters, and, as a member of the Compensation and Talent Committee, has helped guide the development of our compensation programs and people policies and programs, including those focusing on talent development and diversity, equity and inclusion ("DE&I"), all which are critical to achieving our strategic objectives.

OTHER PUBLIC BOARDS

Current
- None

Past Five Years
- Analog Devices, Inc.
- Maxim Integrated

CAREER HIGHLIGHTS

Maxim Integrated (acquired by Analog Devices, Inc. in August 2021), an integrated circuits manufacturing company
- President and CEO (2007- August 2021)
- Group president (2005-2007)
- Senior vice president (2004-2005)
- Vice president (1994-2004)

Ⓐ Audit   C Compensation and Talent   Ⓖ Governance   Ⓔ Executive   ☐ Committee Chair



**DAVID V.
GOECKELER,** 61
**CHIEF EXECUTIVE
OFFICER**
Director Since: **March 2020**
Committees: E

SKILLS & EXPERIENCE SUPPORTING BOARD NOMINATION

- With more than 30 years in the technology industry, Mr. Goeckeler has a proven ability to set and implement strategy of large, global technology franchises, including in his current position as our CEO.
- Mr. Goeckeler also brings deep experience in technical and senior management positions, and his leadership of teams through large-scale development projects and strategic acquisitions have positioned our company to capitalize on opportunities in the shifting landscape.
- His experience, combined with his thorough knowledge and understanding of Western Digital's operations, allow Mr. Goeckeler to lead and manage our day-to-day operations, while overseeing the strategic direction of our company.

OTHER PUBLIC BOARDS

Current
- Automatic Data Processing, Inc.

Past Five Years
- None

CAREER HIGHLIGHTS

Western Digital Corporation
- CEO (March 2020-present)

Cisco Systems, Inc., a multinational technology company
- Executive vice president and general manager, networking and security (2017-March 2020)
- Senior vice president and general manager, networking and security business group (2016-2017)
- Senior vice president and general manager, security business (2014-2016)



**MATTHEW E.
MASSENGILL,** 62
**INDEPENDENT CHAIR
OF THE BOARD**
Director Since: **January 2000**
Committees: E

SKILLS & EXPERIENCE SUPPORTING BOARD NOMINATION

- Mr. Massengill brings over 30 years of executive management and leadership experience, including as Western Digital's former CEO, President and COO, which has been instrumental to our Board's role in overseeing achievement of our strategic objectives.
- In addition to his deep understanding of our operations, Mr. Massengill also has extensive background in various aspects of the global technology market, and brings valuable insight into identification and mitigation of key risks faced by technology companies.
- His prior service on numerous other public company boards has enabled Mr. Massengill to provide strong, independent leadership of our Board, while partnering closely with our management team and our stakeholders.

OTHER PUBLIC BOARDS

Current
- None

Past Five Years
- None

CAREER HIGHLIGHTS

Western Digital Corporation
- Chair of the Board (2015-present and 2001- 2007)
- CEO (2000-2005)
- President (2000-2002)
- Chief Operating Officer (1999-2000)

A Audit   C Compensation and Talent   G Governance   E Executive   ☐ Committee Chair



REED B. RAYMAN, 37
INDEPENDENT

Director Since: **January 2023**

Committees: None

SKILLS & EXPERIENCE SUPPORTING BOARD NOMINATION

- As a partner at Apollo Global Management, Inc. focused on investing in the technology and security services sectors, Mr. Rayman brings an in-depth understanding of corporate strategy and mergers and acquisitions, which has greatly contributed to our Board's oversight of Western Digital's operations.

- Mr. Rayman also provides a unique investor perspective critical to our Board's ongoing strategic review process and pursuit of strategies to unlock stockholder value.

- In addition, Mr. Rayman has experience leading public company boards, including as chairman of ADT Inc.

OTHER PUBLIC BOARDS

Current
- ADT Inc.
- Edgio, Inc.

Past Five Years
- Redbox Entertainment, Inc.

CAREER HIGHLIGHTS

Apollo Global Management, Inc., a global alternative asset management company
- Partner (December 2019-present)
- Principal (2014-December 2019)
- Associate (2010-2014)

Goldman Sachs
- Analyst (2008-2010)



STEPHANIE A. STREETER, 66
LEAD INDEPENDENT DIRECTOR

Director Since:
November 2018

Committees: Ⓐ Ⓒ Ⓖ Ⓔ

SKILLS & EXPERIENCE SUPPORTING BOARD NOMINATION

- As the former CEO of two global companies, Ms. Streeter brings to our Board extensive senior executive leadership experience overseeing companies with manufacturing and operations across the globe, contributing crucially to our Board's role in guiding business and marketing strategies.

- Ms. Streeter has a track record of driving growth for consumer products and supply chain management companies, contributing to our Board's thoughtful consideration of our diverse stakeholders. Ms. Streeter has served on several public company boards of directors, with substantial governance experience as a director and former governance committee member of public companies such as Goodyear and Kohl's, allowing her to effectively serve as our Lead Independent Director.

- As Chair of the Governance Committee, Ms. Streeter has also helped lead our recent Board refreshment efforts and the oversight of our robust corporate responsibility practices and disclosures. Her former executive and board roles, along with her financial experience, qualify her as an "audit committee financial expert" under SEC rules.

CAREER HIGHLIGHTS

Libbey Inc.
- CEO (2011-2016)

U.S. Olympic Committee
- Acting CEO (2009-2010)
- Board member (2004-2009)

Banta Corporation
- President and CEO (2001-2007)

OTHER PUBLIC BOARDS

Current
- None

Past Five Years
- Kohl's Corporation
- Olin Corporation
- Goodyear Tire & Rubber Company

Ⓐ Audit   Ⓒ Compensation and Talent   Ⓖ Governance   Ⓔ Executive   ☐ Committee Chair



MIYUKI SUZUKI, 63
INDEPENDENT
Director Since: **July 2021**
Committees: **G**

SKILLS & EXPERIENCE SUPPORTING BOARD NOMINATION

- Ms. Suzuki is a seasoned leader in the technology and telecommunications industries contributing to our Board's comprehensive perspectives around the technology industry.
- Ms. Suzuki also has deep global operations experience across the Asia Pacific region, which has provided valuable insight for our Board throughout Western Digital's joint venture with Kioxia Corporation.
- Ms. Suzuki has substantial governance experience as a public company director at Twilio, a global software company, and private company board experience specific to Japan-based companies (Jera Co., Inc. and, previously, MetLife Japan).

OTHER PUBLIC BOARDS

Current
- Twilio Inc.

Past Five Years
- None

CAREER HIGHLIGHTS

Cisco Systems, Inc.
- President, Asia Pacific, Japan and China (2018-February 2021)
- President and general manager, Japan (2015-2018)

Jetstar Japan
- President and CEO (2011-2015)

KVH (now **Colt Technology Services**)
- President and vice chairman (2007-2011)

Lexis Nexis Asia Pacific
- President and CEO (2004-2006)

A Audit   **C** Compensation and Talent   **G** Governance   **E** Executive   ☐ Committee Chair

Director Skills and Experience

Our Board of Directors believes our nominees' breadth of experience, diversity and mix of qualifications, attributes, tenure and skills strengthen our Board's independent leadership and effective oversight of management.

INDEPENDENCE	GENDER	AGE	TENURE
89% Independent	**33%** Women	**60** Years Average	**<5** Years Median
8 Independent	**3** Women	**2** <60 years	**6** <5 years
1 Non-Independent	**6** Men	**5** 60-65 years	**2** 5-10 years
		2 >65 years	**1** >10 years

WOMEN IN BOARD LEADERSHIP ROLES

Lead Independent Director	Audit Committee Chair	Governance Committee Chair

DIRECTOR NOMINEE SKILLS, EXPERIENCE AND BACKGROUNDS

	Alexy	Caulfield	Cole	Doluca	Goeckeler	Massengill	Rayman	Streeter	Suzuki
EXECUTIVE		✔	✔	✔	✔	✔		✔	✔
SEMICONDUCTOR	●	●	●	●	●	●	●	●	●
DATA INFRASTRUCTURE	●	●	●	●	●	●	●	●	●
STRATEGIC TRANSACTIONS	●	●	●	●	●	●	●	●	●
MANUFACTURING	●	●	●	●	●	●	●	●	
OPERATIONS AND INFRASTRUCTURE	●	●	●	●	●	●	●	●	●
TECHNOLOGY/INNOVATION	●	●	●	●	●	●	●	●	●
GLOBAL	●	●	●	●	●	●	●	●	●
FINANCE AND ACCOUNTING	●	●	●	●	●	●	●	●	●
CYBERSECURITY	●	●	●	●	●	●	●	●	●
RISK MANAGEMENT	●	●	●	●	●	●	●	●	●
CORPORATE ENVIRONMENTAL, SUSTAINABILITY AND CLIMATE	●	●	●	●	●	●	●	●	●
CORPORATE SOCIAL RESPONSIBILITY	●	●	●	●	●	●	●	●	●
HUMAN CAPITAL MANAGEMENT	●	●	●	●	●	●	●	●	●
MEMBER OF AN UNDERREPRESENTED COMMUNITY Self-identifies as racially or ethnically diverse, or as a member of the LGBTQ+ community									✔
GENDER Self-identified gender Male = M; Female = F; Nonbinary, third gender or other = O	F	M	M	M	M	M	M	F	F

● Indicates expertise derived from direct and hands-on experience or direct managerial experience with the subject matter during his/her career

● Indicates experience derived through: (i) board or relevant committee membership at our company or another public company; (ii) executive leadership or board membership of a public company in the relevant industry; or (iii) consulting, investment banking, private equity investing or legal experience

OUR BOARD IS HIGHLY ENGAGED AND WELL QUALIFIED, AND ALL DIRECTOR NOMINEES POSSESS THE SKILLS AND EXPERIENCE NECESSARY TO OVERSEE OUR EVOLVING AND GROWING BUSINESS.

DESCRIPTION OF SKILLS, EXPERIENCE AND BACKGROUNDS

The skills, experience and backgrounds that we value for our Board align with our purpose to be the world's iconic data storage company. The below table provides an overview of the collective skills of our Board nominees and why each is essential to the oversight and successful execution of our strategy and purpose.

DESIRED SKILL, EXPERIENCE OR BACKGROUND	DIRECTOR QUALIFICATIONS	ALIGNMENT TO OUR STRATEGY AND BUSINESS PURPOSE
EXECUTIVE	Experience in executive-level positions	Our scale and complexity benefit from insights gained from executive-level experience and a practical understanding of complex organizations, strategic planning, governance, operations, talent development and risk management
SEMICONDUCTOR	Experience in the semiconductor industry	Our purpose to be the world's iconic data storage company is founded on a strong understanding of our business, technology, products and operations
DATA INFRASTRUCTURE	Experience in data infrastructure, including related software, hardware and data centers, storage, protection and management	Our mission to unlock the potential of data by harnessing the possibility to use it is based on a comprehensive understanding of the challenges and opportunities our business faces with respect to data infrastructure
STRATEGIC TRANSACTIONS	Experience leading a company through a large transition, transformation, integration, merger or acquisition	Our strategic ventures have been key to our successes in our rapidly evolving industry, and transactional experience helps us identify and capitalize on strategic opportunities that unlock long-term value for our stockholders
MANUFACTURING	Experience with sophisticated, large-scale manufacturing	Our business relies on complex distribution and supply chains, as well as smoothly operating manufacturing facilities globally
OPERATIONS AND INFRASTRUCTURE	Experience with complex, global operations	Our path to advancing operational excellence and thriving in evolving market conditions is guided by insights in operational efficiencies and risk mitigation
TECHNOLOGY/INNOVATION	Experience in researching, developing or designing leading-edge technologies	Our efforts to drive continued growth through innovation across our entire portfolio of products begin with a vision to pioneer new horizons
GLOBAL	Experience with businesses with substantial international operations	Our global scale requires critical business and cultural perspectives that help us understand the strategic opportunities and risks relating to our business worldwide
FINANCE AND ACCOUNTING	Experience overseeing accounting and financial reporting	Our position as a large public company necessitates robust financial management and accurate disclosure, including our Board's oversight of our financial reporting process and internal controls
CYBERSECURITY	Experience understanding and managing information technology and cybersecurity threats	Our business and industry are becoming increasingly subject to cybersecurity attacks and the safeguarding of our assets depends on our Board's ability to oversee company efforts to identify and mitigate these risks
RISK MANAGEMENT	Experience in assessing and managing enterprise risks	Our management of enterprise risks largely depends on our ability to detect, evaluate and control those risks, and skilled oversight by our Board promotes our compliance with legal obligations and overall long-term success
CORPORATE ENVIRONMENTAL, SUSTAINABILITY AND CLIMATE	Experience in assessing environmental, sustainability and climate-related risks	Our efforts to address risks related to climate changes, and drive long-term value for our stockholders, are driven by our corporate sustainability policies and programs overseen by our Board
CORPORATE SOCIAL RESPONSIBILITY	Experience in promoting and upholding gender and racial equality, human rights standards and responsible corporate citizenship	Our business and customer base necessitates our commitment to gender and racial equality, human rights and responsible corporate citizenship
HUMAN CAPITAL MANAGEMENT	Experience in human capital management in large organizations	Our most valuable assets are our talented and global workforce, and our Board oversees our talent attraction, development and retention programs

Board Diversity Matrix (As of October 5, 2023)

Our Board of Directors believes that having a mix of directors with diverse and complementary qualifications, expertise and attributes is fundamental to meeting its oversight responsibility. The table below reflects certain diversity information for our current Board based on self-identification by each director.

Total Number of Directors			9	
	Female	Male	Non-Binary	Did Not Disclose Gender
Part 1: Gender Identity				
Directors	3	6	—	—
Part II: Demographic Background				
Asian	1	—	—	—
White	2	6	—	—

Director Independence

Our Board of Directors has reviewed and discussed information provided by the directors and our company with regard to each director's business and personal activities, as well as those of the director's immediate family members, as they may relate to our company or our management. The purpose of this review is to determine whether there are any transactions or relationships that would be inconsistent with a determination that a director is independent under the listing standards of the Nasdaq Stock Market. Based on its review, our Board has affirmatively determined that, except for serving as a member of our Board, none of our current non-employee directors (Messrs. Caulfield, Cole, Doluca, Massengill or Rayman, or Mses. Alexy, Streeter or Suzuki) has any relationship that, in the opinion of our Board, would interfere with such director's exercise of independent judgment in carrying out his or her responsibilities as a director, and that each such director qualifies as "independent" as defined by the listing standards of the Nasdaq Stock Market. In making this determination, our Board considered the relationship that Mr. Rayman has with Apollo and certain of its affiliates, including Apollo Global Management, Inc., as a result of Apollo's investment in our company in January 2023 pursuant to the Investment Agreement. After considering the nature of such relationships, our Board determined that Mr. Rayman's affiliation with Apollo and certain of its affiliates does not compromise his ability to exercise independent judgment in carrying out his responsibilities as a director. Our Board also previously determined that Paula A. Price, who served as a non-employee director until November 2022, qualified as "independent" as defined by the listing standards of the Nasdaq Stock Market during the period of her service in fiscal 2023. Mr. Goeckeler is currently a full-time, executive-level employee of our company and, therefore, is not "independent" as defined by the listing standards of the Nasdaq Stock Market.

Director Meeting Attendance

During fiscal 2023, our Board of Directors met 12 times. Each of the directors who served during fiscal 2023 attended 75% or more of the aggregate number of Board meetings and meetings of the Board committees on which he or she served during fiscal 2023.

Our Board strongly encourages each director to attend our annual meeting of stockholders. All directors standing for election at our 2022 Annual Meeting attended the meeting.

STRONG DIRECTOR ENGAGEMENT

Average director attendance at fiscal 2023 Board and committee meetings:

Board	Audit	Compensation and Talent	Governance	Executive
99%	**91%**	**100%**	**90%**	**92%**

Our Board and committee meeting aggregate average attendance in fiscal 2023 was 95%.

Director Nominations, Board Refreshment and Diversity

Key Director Criteria

The Governance Committee has adopted a policy regarding critical factors to be considered in selecting director nominees, which include: the nominee's personal and professional ethics, integrity and values; the nominee's intellect, judgment, foresight, skills, experience and achievements, all of which are viewed in the context of the overall composition of our Board of Directors; the absence of any conflict of interest or legal impediment to, or restriction on, the nominee serving as a director; having a majority of independent directors on our Board; and representation of the long-term interests of our stockholders as a whole and a diversity of backgrounds and expertise, which are most needed and beneficial to our Board and our company.

The Governance Committee is committed to Board diversity and takes into account the personal characteristics, experience and skills of current and prospective directors, including gender, race, ethnicity and membership in another underrepresented community, to ensure that a broad range of perspectives is represented on our Board to effectively perform its governance role and oversee the execution of our strategy.

As further detailed below, the Governance Committee annually evaluates the size and composition of our Board and assesses whether the composition appropriately aligns with our evolving business and strategic needs. Through this process, our Board, upon the recommendation of the committee, develops a list of qualifications, skills and attributes sought in director candidates. Specific director criteria evolve over time to reflect our strategic and business needs and the changing composition of our Board.

Diverse Director Candidate Pool Provision

Our Corporate Governance Guidelines require the Governance Committee to include, and instruct any search firm it engages to include, women and members of underrepresented communities in the pool from which the committee selects director nominees. The diverse director candidate pool provision reflects our Board's continued commitment to diversity in the boardroom. Of the last seven independent directors to join our Board, more than half were women.

Director Nomination Process

 **ASSESS**

Our Board of Directors, led by the Governance Committee, evaluates the size and composition of our Board at least annually, considering the evolving skills, perspectives and experience needed on our Board to perform its governance and oversight role as our business transforms and the underlying risks change over time. Among other factors, the committee considers our strategy and needs, as well as our directors' skills, expertise, experience, tenure, age and backgrounds, including gender, race, ethnicity and membership in another underrepresented community. After assessing these factors, our Board develops criteria for potential candidates to be additive and complementary to the overall composition of our Board. Specific director criteria evolve over time to reflect our strategic and business needs and the changing composition of our Board.

 **IDENTIFY**

The Governance Committee is authorized to use any methods it deems appropriate for identifying candidates for membership on our Board of Directors, including considering recommendations from incumbent directors, management or stockholders and engaging the services of an outside search firm to identify suitable potential director candidates. The committee will include, and instruct any search firm it engages to include, women and members of underrepresented communities in the pool of director candidates.

 **EVALUATE**

The Governance Committee has established a process for evaluating director candidates that it follows regardless of who recommends a candidate for consideration. Through this process, the committee considers a candidate's skills, experience, outside commitments, including service on public company boards, and other available information regarding each candidate. For incumbent director candidates, this process includes consideration of the results of the annual Board and committee evaluations. See the section entitled "Board Processes and Policies—Board and Committee Evaluations" below. Following the evaluation, the committee recommends nominees to our Board.

 **NOMINATE**

Our Board of Directors considers the Governance Committee's recommended nominees, analyzes their independence and qualifications and selects nominees to be presented to our stockholders for election to our Board.

Stockholder Recommendations of Director Candidates

The Governance Committee may receive recommendations for director candidates from our stockholders. A stockholder may recommend a director candidate to the Governance Committee by delivering a written notice to our Secretary at our principal executive offices and including the following in the notice: the name and address of the stockholder as they appear on our books or other proof of share ownership; the class and number of shares of our common stock beneficially owned by the stockholder as of the date the stockholder gives written notice; a description of all arrangements or understandings between the stockholder and the director candidate and any other person(s) pursuant to which the recommendation or nomination is to be made by the stockholder; the name, age, business address and residence address of the director candidate and a description of the director candidate's business experience for at least the previous five years; the principal occupation or employment of the director candidate; the class and number of shares of our common stock beneficially owned by the director candidate; the consent of the director candidate to serve as a member of our Board of Directors if appointed or elected; and any other information required to be disclosed with respect to a director nominee in solicitations for proxies for the election of directors pursuant to applicable rules of the SEC.

The committee may require additional information as it deems reasonably required to determine the eligibility of the director candidate to serve as a member of our Board of Directors. Stockholders recommending candidates for consideration by our Board in connection with the next annual meeting of stockholders should submit their written recommendation no later than June 1 of the year of that meeting.

The committee will evaluate director candidates recommended by stockholders for election to our Board in the same manner and using the same criteria as it uses for any other director candidate. If the committee determines that a stockholder-recommended candidate is suitable for membership on our Board, it will include the candidate in the pool of candidates to be considered for nomination upon the occurrence of the next vacancy on our Board or in connection with the next annual meeting of stockholders.

Board Refreshment

Our Board of Directors believes that periodic Board refreshment can provide new experience and fresh perspectives to our Board and is most effective if it is sufficiently balanced to maintain continuity among Board members that will allow for the sharing of historical perspectives and experience relevant to our company. Our Board seeks to achieve this balance through its director succession planning process and director retirement policy described below. Our Board also utilizes the annual Board and individual director assessment process discussed below under "Board Processes and Policies—Board and Committee Evaluations" to help inform its assessment of our Board's composition and Board refreshment needs. As part of our ongoing refreshment process, our Board regularly evaluates its composition, and has undergone deliberate refreshment to both add and maintain skills critical to overseeing our business as our strategy and oversight priorities evolve. In the past five years, we have added five new independent directors, including three since 2021, who each bring new complementary skills to our Board, and three longer-serving directors have retired from our Board.

Succession Planning

Our Board of Directors is focused on ensuring that it has members with diverse skills, expertise, experience, tenure, age and backgrounds, including gender, race and ethnicity, because a broad range of perspectives is critical to effective corporate governance and overseeing the execution of our strategy. The Governance Committee's long-range succession plan not only helps to identify and recruit new directors, but also ensures a smooth transition when succession needs arise. The committee also plans for the orderly succession of our Chairs of the Board committees.

Retirement Policy

To help facilitate the periodic refreshment of our Board of Directors, our Corporate Governance Guidelines provide that no director shall be nominated for re-election after the director has reached the age of 72.

Director Orientation and Education

All incoming directors participate in a director orientation program, which includes engagement with members of the executive team and senior management to review matters relevant to our business. When directors accept new or additional responsibilities on our Board or on committees, they are provided additional orientation and educational opportunities on relevant topics.

Because our Board believes that ongoing director education is vital to the ability of directors to fulfill their responsibilities, directors are encouraged to participate in external continuing director education programs, and we reimburse directors for their expenses associated with this participation. We also invite speakers to present at least annually during Board meetings on director education topics, such as emerging and evolving issues related to corporate governance, the geopolitical environment and cybersecurity.

Board's Role and Responsibilities

Risk Oversight and Compensation Risk Assessment

Board's Role in Risk Oversight

Our management team is charged with managing risk and bringing to our Board of Directors' attention all material risk exposures to our company. Our Board is responsible for overseeing the risk management process and exercises this risk oversight through both our full Board and its committees as further detailed below.

Our enterprise risk management ("ERM") process is designed to facilitate the identification, assessment, management, reporting and monitoring of material risks our company may face over the short-term and long-term and assure regular communication with our Board and its committees regarding these risks. Key risks are raised by management to the Audit Committee and the full Board. At least annually, our Chief Audit Executive, who manages the day-to-day activities of our ERM program, reports to our Board on enterprise risk assessment under our ERM program, providing updates on key risks, status of mitigation efforts and residual risk trends. Our Board consults with outside advisors and members of management, including those involved in ERM, and has access to and periodically meets with external advisors to help monitor trends, identify potential threats and assess our company's risk environment. Risk areas identified in the ERM process help inform how we present the risks facing our company in the "Risk Factors" section of our Annual Report on Form 10-K, which is also reviewed with the Audit Committee.

The independence of our Board and our Board leadership enhances our Board's ability to exercise its risk oversight. Through the authority of our independent Chair of the Board and Lead Independent Director to establish Board agendas, and call and preside at Board meetings and executive sessions of our independent directors as described under "Board Structure—Board Leadership Structure" below, our current Board leadership structure offers mechanisms to facilitate our Board's exercise of its oversight responsibilities, including by requiring management reports on specific risk exposures and requesting additional information or directing alternative actions with respect to management's recommendation on any risk matters as our Board may determine to be necessary or advisable.



BOARD OF DIRECTORS
Our Board meets periodically with our Chief Audit Executive to review our overall ERM program and policies. Throughout the year, our Board receives updates on specific risks and mitigating measures in the course of its review of our strategy and business plan, and through reports to our Board by its respective committees and senior members of management.

AUDIT COMMITTEE

- Oversees ERM, internal audit and internal controls processes and policies and our Chief Audit Executive
- Oversees the following risk topics:
  - Financial reporting, accounting, internal controls, fraud and capital structure
  - Cybersecurity
  - Legal and regulatory compliance, including our Ethics and Compliance program
  - Legal and regulatory requirements regarding public disclosure of topics covered by our corporate responsibility and sustainability programs
  - Tax and transfer pricing matters
  - General business risks

COMPENSATION AND TALENT COMMITTEE

Oversees the following risk topics:
- Compensation programs, policies and practices
- Equity and other incentive plans
- Recruiting, engagement and retention
- People programs, policies and practices, including DE&I
- CEO succession planning and senior leadership development

GOVERNANCE COMMITTEE

Oversees the following risk topics:
- Board and committee composition, including Board leadership structure
- Director succession planning
- Corporate governance policies and practices
- Corporate responsibility and sustainability policies and programs, including related to human rights, environmental and climate change
- Corporate political and lobbying activities and expenditures

MANAGEMENT
Each of our major business unit and functional area heads, with assistance from their staff, works with our internal audit and ERM functions to identify risks that could affect achievement of business strategies or objectives and develop risk mitigation measures, contingency plans and a consolidated risk profile that is reviewed and discussed with our CEO and CFO before presentation to the Audit Committee. On a regular basis, our ERM function reviews with senior management and the Audit Committee the risk profile and action plan progress, which are also made available to our Board. Our Chief Audit Executive also develops a risk-based internal audit plan utilizing the ERM consolidated risk profile.

Compensation Risk Assessment

Consistent with SEC disclosure requirements, we reviewed our fiscal 2023 compensation policies and practices to determine whether they encourage excessive risk taking. We concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on our company.

Corporate Responsibility and Sustainability

We believe responsible and sustainable business practices support our long-term success as a company. These practices help keep our communities and our environment vibrant and healthy. They also lead us to more efficient and resilient business operations, help us meet our customers' efficiency targets, reduce risks of misconduct and legal liability, enhance the reliability of our supply chain and improve the health, well-being, engagement and productivity of our employees. We believe that being an industry leader is not just about having talented employees or innovative products. It is also about doing business the right way, every day. That is why our commitment to corporate responsibility is deeply embedded in all aspects of our business.

Oversight by Our Board of Directors

Sound corporate responsibility in all aspects of our business is a focus of our Board of Directors. The Governance Committee is responsible for assisting our Board in overseeing the development and maintenance of our corporate responsibility and sustainability policies, practices and programs, including our public sustainability reporting. The committee has specific responsibility for periodically reviewing our policies and practices related to human rights, environmental and climate change, political and lobbying activities and other topics designated by our Board from time to time. The committee receives updates from our sustainability group and management regularly, including progress towards our sustainability initiatives or established targets or goals, and reviews trends, priorities and implementation of new sustainability initiatives.

The Audit Committee is responsible for reviewing the implementation of legal or regulatory requirements regarding public disclosure of topics covered by our corporate responsibility and sustainability programs and management's controls and procedures with respect to these disclosures.

In addition, the Compensation and Talent Committee periodically reviews our people policies and programs, including those focusing on talent attraction, engagement and retention, DE&I and other topics as may be designated by our Board from time to time.

2023 Sustainability Progress

We made notable new commitments and progress on key sustainability issues in fiscal 2023. Our annual sustainability reports are located on our Corporate Responsibility–Overview page at www.westerndigital.com. The topics covered are selected based on detailed biennial materiality assessments completed by a third party, which incorporate input from investors, customers and other stakeholders, as well as our strategic priorities. Our reports are prepared in accordance with GRI standards: Core option, reference SASB standards and include disclosures aligned with UN SDGs and the TCFD recommendations. Below are highlights from our sustainability program in fiscal 2023:

New Environmental Targets

In June 2023, we announced significant new commitments to environmental sustainability. Those commitments are closely aligned with the results of our materiality assessments, our customers' expectations and our long-term sustainability strategy.

- By 2030:
  - Achieve 100% renewable energy across our global operations
  - Reduce water withdrawals by 20%
  - Divert at least 95% of our operational waste from landfills
- By 2032, achieve net zero emissions in our operations (Scope 1 and 2)

Energy and Emissions

We aim to do our part in helping build an environmentally sustainable future by reducing our energy consumption, investing in conservation projects and managing our impacts on the environment.

- Reported progress against our science-based emissions reduction targets, achieving a 14.8% reduction in Scope 1 and Scope 2 emissions from fiscal 2020 to fiscal 2022
- Achieved a year-over-year 13% reduction in energy intensity from fiscal 2021 to fiscal 2022
- Completed a robust data analysis of our fiscal 2021 Scope 3 GHG inventory to better understand our value chain impacts and to support emissions reduction targets

Lifecycle Impacts

We care for our world at every step, everywhere we operate. Because our products are used widely throughout the world, we are committed to delivering products designed and manufactured with long-term sustainability in mind.

- Obtained third-party validation of recycled content in our highest-volume HDDs
- Enabled the diversion of over eleven metric tons of waste from landfills since the launch of our product takeback program in April 2020
- Completed several ISO-conformant lifecycle assessments to evaluate the impacts of our products
- Executed initiatives to reduce packaging and increase use of recycled materials

Diversity, Equity and Inclusion

Our people are Western Digital's most valuable resource. We believe we can achieve the best business outcomes by empowering our diverse and talented employees to make an impact, together.

- Disclosed gender pay equity results and Employment Information Report (EEO-1) data
- Recognized for the fourth consecutive year by Women's Choice Award as a Best Company for Millennials, and received a perfect score from Human Rights Campaign in their Corporate Equality Index
- Promoted a Global Anti-Harassment and Discrimination Policy with associated training worldwide

Human Rights and Labor

Respecting human rights is a foundational aspect of how we do business. We work diligently to foster a working environment where Western Digital employees and employees of our suppliers can be treated with respect and dignity and are provided with fair and safe working conditions.

- Expanded our disclosure of human rights and labor management practices in our Modern Slavery Compliance Statement
- Enhanced human rights-related training within our supply chain

Integrity

As a global company operating across a wide range of geographies, Western Digital is committed to doing business fairly and legally. We set a consistent tone across our organization to form our global culture of integrity.

- Recognized by Ethisphere Institute for the fifth consecutive year as one of the World's Most Ethical Companies
- 100% of operations assessed for risks related to corruption

Our People Strategy

In order to support our company's strategy, a continued emphasis on talent is required. We continue to focus on attracting, developing, engaging and retaining the best talent for our company. At the end of fiscal 2023, we employed approximately 53,000 people worldwide, across 38 countries with approximately 85% of our people in Asia Pacific, 13% in the Americas and 2% in Europe, the Middle East and Africa.

Diversity, Equity and Inclusion

We are committed to diversity and promoting an inclusive environment where every individual can thrive through a sense of belonging, respect and contribution. We support inclusive hiring, providing training and development opportunities and ensuring equitable pay for employees, and we continue to focus on increasing diverse representation at every level of our company.



Racial/Ethnic Diversity[1]	Gender Diversity	
U.S. Management	**Management**	**Technical Staff**
62% Diverse	26% Women	23% Women

[1] As of June 30, 2023. Racially/ethnically diverse U.S. Management group consists of members of Asian, Black/African American, Hispanic/Latino or other racially or ethnically diverse communities.

Our employee resource groups ("ERGs") help create an inclusive culture that embraces the uniqueness of our employees. We have several ERG communities, focusing on women, LGBTQ+, racial and ethnic minorities, military and people with disabilities. In fiscal 2023, we continued the self-identification initiative we launched the previous year by inviting new hires to share more about who they are across dimensions of gender, gender identity, veteran status and disabilities. Participation was optional, data was protected and the results were anonymized. We believe an in-depth understanding of our employee population will enable us to better engage and retain our talent.

Compensation and Benefits

We believe in the importance of investing in our people, and we do that through a robust total rewards program. Some achievements and initiatives of our compensation program include:

- Benchmarked our compensation and benefits programs using market data from reputable third-party consultants
- Conducted internal focus groups and employee surveys to inform programs and identify opportunities
- Expanded our annual pay equity assessment to cover 100% of our employee population globally to promote equal pay for equal work for men and women
- Conducted a global recognition program as part of compensation to celebrate the contributions of employees who bring our core values and cultural attributes to life
- Continued our multi-year journey to modernize and improve our benefits portfolio to offer more choices to meet the unique needs of our diverse employees

Talent Attraction, Development and Engagement

Foundational to our people strategy is the attraction, development and engagement of our employees. In fiscal 2023, we continued to enhance our people strategy with the following achievements and initiatives:

- Fostered the next generation of talent by increasing our U.S. intern conversion rate by over 40 percentage points in fiscal 2023 and by leveraging corporate sponsor opportunities
- Implemented a program to remove potential for bias from our talent sourcing process for interns
- Applied a skills-based screening to hire employees based on capabilities and potential

- Invested in leadership development through our flagship program, "Leadership Essentials," and self-directed development modules to help people at all levels cultivate skills
- Engaged employees in philanthropy to support the communities in which they work and live, with 32% employee participation in company-sponsored volunteer events; to reach this goal, we increased our participation from our factory worker population by 27 percentage points

Communication with Management

We have the following practices to promote clear, timely and regular communication between directors and management.

- **Business Updates.** Between Board meetings, our Board receives regular updates from our CEO and management, including on key company developments. For example, in fiscal 2023, management provided frequent updates to our Board regarding our strategic review and network security incident.
- **Communications with Management.** Our Board regularly interacts with our CEO and management during and between Board meetings through meetings, presentations and informal gatherings of our Board and management.
- **Meeting Agendas and Presentations.** Our Chair of the Board, Lead Independent Director and committee Chairs regularly communicate with management to discuss the development of meeting agendas and presentations.
- **Reference Materials.** Directors also regularly receive securities analysts' reports, investor communications, company publications, news articles and other reference materials.

Chief Executive Officer Evaluation and Succession Planning

Evaluation

The Compensation and Talent Committee reviews and approves our CEO's goals and objectives in concert with the full Board of Directors. The Compensation and Talent Committee Chair leads the evaluation of our CEO's performance in light of those goals and objectives by seeking input from each non-employee director, which is then discussed with our Board. Following the evaluation of our CEO's performance, the committee determines and approves our CEO's compensation.

Succession Planning

The Compensation and Talent Committee oversees CEO and key management personnel succession planning. Our Board of Directors periodically reviews our CEO's and key management's development plans. Directors engage with potential CEO and key management personnel successors at Board and committee meetings and in less formal settings to allow directors to personally assess candidates. Furthermore, our Board periodically reviews the overall composition of our key management personnel's qualifications, tenure and experience.

Emergency Succession

Our Board of Directors has also adopted an emergency CEO succession plan. The plan will become effective in the event our CEO becomes unable to perform his or her duties in order to minimize potential disruption or loss of continuity to our business and operations. Our emergency CEO succession plan is reviewed annually by the Governance Committee and our Board.

Stockholder Engagement

Our Board of Directors and management are committed to regular engagement with our stockholders and soliciting their views and input on important performance, executive compensation, governance, environmental, social, human capital management and other matters.

- **Transparency and Informed Compensation Decisions and Governance Enhancements.** The Compensation and Talent and Governance Committees routinely review our executive compensation design and governance practices and policies, respectively, with an eye towards continual improvement and enhancements. Stockholder input is regularly shared with our Board, its committees and management, facilitating a dialogue that provides stockholders with transparency into our executive compensation design and governance practices and considerations, and informs our company's enhancement of those practices.

- **Board-Driven Engagement.** In addition to the Governance Committee's oversight of the stockholder engagement process and the periodic review and assessment of stockholder input, our directors also engage directly with our stockholders by periodically participating in stockholder outreach.

- **Year-Round Engagement and Board Reporting.** Our management members and directors conduct outreach to stockholders throughout the year to obtain their input on key matters and keep our management and Board informed about the issues that our stockholders tell us matter most to them.

As part of our Board's year-round stockholder engagement program, we conducted outreach and engagement both in the lead up to our 2022 Annual Meeting to discuss our stockholders' perspectives on ballot items, and then following the 2022 Annual Meeting. After the meeting, we sought to understand our stockholders' concerns regarding key vote outcomes and we discussed broader updates on our business, Board composition and corporate responsibility and sustainability efforts. Over this period of time, we engaged with stockholders representing a total of 45% of our outstanding shares of common stock.

LEAD UP TO 2022 ANNUAL MEETING	FOLLOWING 2022 ANNUAL MEETING
 We contacted over **25** of our stockholders representing approximately **59%** of our shares of common stock outstanding. The stockholder engagement team conducted numerous calls with stockholders representing approximately **34%** of our shares of common stock outstanding, **with our Chair of the Compensation and Talent Committee participating in meetings representing a majority of the shares that chose to engage**.	 We contacted over **30** of our stockholders representing approximately **64%** of our shares of common stock outstanding. The stockholder engagement team conducted numerous calls with stockholders representing approximately **37%** of our shares of common stock outstanding, **with our Chair of the Compensation and Talent Committee participating in meetings representing a majority of the shares that chose to engage**.

Below is a summary of key areas of stockholder interest discussed:

- Our executive compensation program, specifically changes to be considered for fiscal 2024 given the Say on Pay vote outcome at our 2022 Annual Meeting

- Our ongoing strategic review, our executive leadership team and relevant updates to our business strategy and performance

- Our Board's collective and diverse skillsets and experience

- Corporate responsibility and sustainability efforts, including our recently announced commitment to achieve net zero emissions in our operations (Scope 1 & 2) by 2032

- Human capital matters including DE&I initiatives, reporting and oversight

For additional information on stockholder engagement, feedback and our responsive actions relating to our executive compensation program, please see the section entitled "Executive Compensation—Compensation Discussion and Analysis."

Board Structure

Board Leadership Structure

Current Leadership Structure



DAVID V. GOECKELER
Chief Executive Officer and Director



MATTHEW E. MASSENGILL
Independent Chair of the Board



STEPHANIE A. STREETER
Lead Independent Director

Our Board of Directors does not have a policy with respect to whether the roles of Chair of the Board and CEO should be separate and, if they are to be separate, whether our Chair of the Board should be selected from our non-employee directors or should be an employee. Our Board believes the Board's leadership structure at any point in time should be based upon an assessment of the needs of our Board and our company at the time after giving consideration to, among other things, our business plans, strategic opportunities and succession planning priorities. Our Board also considers the views of stockholders, including as it relates to director independence, as well as corporate governance and industry trends.

We currently separate the roles of CEO and Chair of the Board, with Mr. Massengill currently serving as Chair of the Board. Mr. Massengill has served as Chair of the Board since 2015. Our Board believes this is the appropriate leadership for our company at this time because it permits Mr. Goeckeler, as our CEO, to focus on setting our strategic direction, day-to-day leadership and our performance, while permitting our Chair of the Board to focus on providing guidance to our CEO and setting the agenda for Board meetings. Our Board also believes that the separation of our CEO and Chair of the Board roles assists our Board in providing robust discussion and evaluation of strategic goals and objectives. We believe that Mr. Massengill is best suited for the Chair of the Board position based on his many years of service to Western Digital as an executive and Board member, which provide him with a deep understanding of our operations and provides valuable knowledge to our Board on the issues we face to achieve our strategic objectives.

Our Corporate Governance Guidelines provide that our Board will appoint a Lead Independent Director if our Chair of the Board is not an independent director under the Nasdaq Stock Market listing standards or if our Board otherwise deems it appropriate. Although our Board has determined that Mr. Massengill is independent under the Nasdaq Stock Market listing standards, because he is a former executive Chair of the Board and President and CEO of our company, our Board believes that it is appropriate to annually appoint a Lead Independent Director. Our Lead Independent Director plays an important role in maintaining effective independent oversight of our company. The independent members of our Board have most recently appointed Ms. Streeter as our Lead Independent Director, a position she has held since 2021. Ms. Streeter's strong leadership skills, significant public company board experience, contributions to successful CEO and director searches, financial expertise and service as the Governance Committee Chair, in addition to her skills and experience described in the section entitled "Election of Directors—Nominees for Election," qualify her to serve as our Lead Independent Director.

The responsibilities of our Chair of the Board and our Lead Independent Director are summarized in the table below.

CHAIR OF THE BOARD	LEAD INDEPENDENT DIRECTOR
• Leads our Board of Directors in overseeing the management and direction of our company • Calls meetings of our Board and stockholders • Chairs meetings of the Board and the annual meeting of stockholders • Establishes Board meeting schedules and agendas • Calls executive sessions of our independent directors • Engages in discussions with members of our management and our Board, as appropriate • Engages in discussions with our stockholders and other stakeholders on relevant matters, as appropriate • Communicates with all directors on key issues and concerns outside of Board meetings	• Acts as a liaison between our independent directors and management • Assists our Chair of the Board in establishing the agenda for Board meetings • Presides at the meetings and executive sessions of our Board of Directors in the absence of our independent Chair of the Board • Oversees our Board evaluation process • Oversees our stockholder engagement efforts • Represents our company from time to time in communications with our stockholders and other stakeholders, as appropriate • Performs such other duties as may be specified by our Board of Directors from time to time

While our Chair of the Board and Lead Independent Director have authority to establish Board meeting agendas, propose actions for approval and represent the interests of our company and our Board in discussions with management and our stockholders, any specific actions taken in connection with these matters are exercised by our full Board or any Board committee to which authority has been delegated, and not by any individual director.

Executive Sessions

All members of our Board of Directors, other than our CEO, are independent. In order to assure that our independent directors are not inappropriately influenced by management, the independent directors meet without management in executive sessions led by our independent Chair of the Board or, in his absence, our Lead Independent Director, in conjunction with each regularly scheduled meeting of our Board, and otherwise as deemed necessary by our Chair of the Board or our other independent directors. At these executive sessions, our independent directors review, among other things, our strategy, financial performance, management effectiveness and succession planning. Our Chairs of each of the Board committees also lead regular executive sessions of each of the Board committees. These executive sessions allow independent directors to speak candidly on any matter of interest, without members of management present.

Committees

Our Board of Directors has standing Audit, Compensation and Talent, Governance and Executive Committees. Each of the standing committees operates pursuant to a written charter that is available on our website under "Leadership & Governance" at investor.wdc.com. Our Board has affirmatively determined that all members of the Audit, Compensation and Talent and Governance Committees are independent as defined under the listing standards of the Nasdaq Stock Market and applicable SEC rules.

Audit Committee

Meetings Held in Fiscal 2023: **13** | Committee Report: page **94**

COMMITTEE MEMBERS



Kimberly E. Alexy **(Chair)**



Martin I. Cole



Stephanie A. Streeter

KEY RESPONSIBILITIES

- Directly responsible for appointing, compensating and overseeing independent accountants, with input from management
- Pre-approves all audit and non-audit services provided by our independent accountants
- Reviews annual and quarterly financial statements
- Reviews adequacy of accounting and financial personnel resources
- Oversees and appoints our chief audit executive and reviews our internal audit plan and internal controls
- Reviews and discusses with management risk assessment and enterprise risk management policies, including risks related to financial reporting, accounting, internal controls, fraud, capital structure, legal and regulatory compliance and cybersecurity
- Reviews and discusses with management the implementation of legal and regulatory requirements regarding public disclosure of topics covered by our corporate responsibility and sustainability programs
- Oversees ethics and compliance program

Our Board has affirmatively determined that each member is an "audit committee financial expert" as defined by rules of the SEC.

Compensation and Talent Committee

Meetings Held in Fiscal 2023: **9** | Committee Letter and Report: page **40**

COMMITTEE MEMBERS



Martin I. Cole **(Chair)**



Tunç Doluca



Stephanie A. Streeter

KEY RESPONSIBILITIES

- Evaluates and approves executive officer compensation
- Reviews our people programs and initiatives, including DE&I
- Reviews and makes recommendations on non-employee director compensation
- Reviews and approves corporate goals and objectives for our CEO's compensation and evaluates our CEO's performance in light of those goals and objectives
- Oversees incentive and equity-based compensation plans
- Reviews and recommends changes to benefit plans requiring Board approval
- Reviews and approves any compensation recovery (clawback) policy or stock ownership guidelines applicable to executive officers
- Oversees the CEO succession plan and senior leadership development program

Governance Committee

Meetings Held in Fiscal 2023: **8**

COMMITTEE MEMBERS




Stephanie A. Streeter **(Chair)**   Thomas Caulfield



Miyuki Suzuki

KEY RESPONSIBILITIES

- Develops and recommends a set of corporate governance principles
- Evaluates and recommends the size and composition of our Board and committees and functions of committees
- Develops and recommends Board membership criteria
- Identifies, evaluates and recommends director candidates
- Reviews corporate governance issues and practices
- Reviews directorships in other companies held by or offered to directors and executive officers
- Manages the annual Board and committee evaluation process
- Assists our Board in overseeing corporate responsibility and sustainability policies and programs and public reporting
- Reviews and oversees responses regarding stockholder proposals relating to corporate governance, corporate responsibility or sustainability matters
- Oversees our political and lobbying strategy, activities and expenditures

Executive Committee

Meetings Held in Fiscal 2023: **21**

COMMITTEE MEMBERS




David V. Goeckeler **(Chair)**   Kimberly E. Alexy




Matthew E. Massengill   Stephanie A. Streeter

KEY RESPONSIBILITIES

- Has powers of our Board in management of our business affairs in between meetings of our Board, subject to applicable law or the rules and regulations of the SEC or the Nasdaq Stock Market and specific directions given by our Board
- Oversees the evaluation of potential strategic alternatives for our company

Employee Awards Committee

Our Board of Directors has also established an Employee Awards Committee as a Board committee with limited delegated authority to approve and establish the terms of equity and cash awards granted to eligible participants. Mr. Goeckeler is currently the sole director serving on the committee.

Board Processes and Policies

Corporate Governance Guidelines and Code of Business Ethics

Our Board of Directors has adopted Corporate Governance Guidelines, which provide the framework for governance of our company and represent our Board's current views with respect to selected corporate governance issues considered to be of significance to stockholders, including:

- The role and responsibilities of our Lead Independent Director
- Director nomination procedures and qualifications
- Director independence
- Policies related to board refreshment and limitations on other board service
- Director orientation and continuing education
- Annual performance evaluations of our Board and committees
- Succession planning and management development

Our Board of Directors has also adopted a Code of Business Ethics that applies to all of our directors, employees and officers. The current versions of the Corporate Governance Guidelines and the Code of Business Ethics are available on our website under "Leadership & Governance" at investor.wdc.com.

We intend to promptly disclose future amendments to certain provisions of the Code of Business Ethics, or waivers of such provisions granted to executive officers and directors, on our website under "Leadership & Governance" at investor.wdc.com, to the extent required by applicable rules and regulations of the SEC or the Nasdaq Stock Market.

Director Overboarding Policy

Our Board of Directors encourages directors to limit the number of other boards on which they serve to ensure that they are able to devote sufficient time and effort to properly discharge their duties and responsibilities as a member of our Board. In determining the appropriate number of outside directorships, directors should consider potential board attendance, participation and effectiveness on these boards. The table below summarizes the limits on the number of outside directorships under our overboarding policy set forth in our Corporate Governance Guidelines.

Directors	CEO
A director may not simultaneously serve on the boards of more than **5** public companies (including Western Digital)	Our CEO may not simultaneously serve on the boards of more than **2** public companies (including Western Digital)

All incumbent directors are in compliance with our overboarding policy.

Before accepting an invitation to serve on another board, a director must notify our Chair of the Board and our Chair of the Governance Committee. The Governance Committee reviews whether the position would affect the director's ability to serve on our Board (including potential conflicts of interest, independence, related person transactions and time commitments). The Governance Committee reviews outside directorship positions annually and reviews the overboarding policy annually as part of its review of our Corporate Governance Guidelines.

Board and Committee Evaluations

Our Board of Directors engages in a comprehensive annual Board and Board committee evaluation process. Our Board believes that a thorough evaluation process that encourages director engagement will foster constructive feedback and enhance our Board's overall effectiveness. Accordingly, the Governance Committee oversees an annual performance evaluation process that includes the following:

Thorough Evaluation Questionnaires	Each director completes a written questionnaire soliciting feedback on various topics, including: • Board meetings and materials • Board composition • Board committee performance • Relationships with management • Communications among and between our Board and management • Our Board's strategic oversight role • Management and Board succession planning • Overall Board effectiveness

▼

Discussions with Each Director	An outside firm compiles and analyzes the results of each written evaluation, and summarizes the results on an aggregated and anonymous basis, which our Governance Committee Chair discusses with each director to solicit further feedback.

▼

Results Discussed with the Full Board and Each Committee	The full Board and each respective committee discusses the performance evaluation results, and, if determined appropriate, acts on the feedback received.

▼

Individual Director Assessments	As part of the annual performance evaluation process, each director also completes a written self-evaluation covering various topics, including: • Meeting attendance, preparation and participation • Understanding of our business and strategy • Relationships with management and other directors Our Chair of the Board discusses individual self-evaluation responses with each director.

▼

Evaluation Results	The information collected during our Board evaluation process is utilized by our Board to make decisions regarding Board structure, Board committees and their responsibilities, agendas and meeting schedules, changes in the performance or function of our Board and continued service of individual directors. The Governance Committee oversees and monitors the actions taken as a result of the Board evaluations at each of its regular meetings. In response to the most recent annual Board evaluation process, we enhanced the cadence of key management presentations to our Board, including presentations focused on our flash and HDD business units and global operations.

Communicating with Directors

Our Board of Directors provides a process for stockholders to send communications to our Board or to individual directors or groups of directors. In addition, interested parties may communicate with our Chair of the Board or Lead Independent Director or with our independent directors as a group. Our Board recommends that stockholders and other interested parties initiate any communications with our Board (or individual directors or groups of directors) in writing. **These communications should be sent by mail to our Secretary (please see page 101 for contact information).** The name of any specific intended Board recipient or recipients should be clearly noted in the communication (including whether the communication is intended only for our non-employee Chair of the Board, Lead Independent Director or our non-employee directors as a group). Our Board has instructed our Secretary to forward such correspondence to the intended recipients unless such correspondence is purely commercial or frivolous in nature (such as spam), or otherwise obviously inappropriate for consideration.

Transactions with Related Persons

Policies and Procedures for Approval of Related Person Transactions

Our Board of Directors has adopted a written Related Person Transactions Policy. The purpose of this policy is to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which: (i) we were, are or will be a participant; (ii) the aggregate amount involved exceeds or is expected to exceed $120,000 in any fiscal year; and (iii) a related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is: (i) any person who is, or at any time since the beginning of our last fiscal year was, one of our directors or executive officers or a nominee to become a director; (ii) any person who is known to be the beneficial owner of more than 5% of our common stock; or (iii) any immediate family member of any of the foregoing persons.

Under the policy, once a related person transaction has been identified, the Audit Committee must review the transaction for approval or ratification. In determining whether to approve or ratify a related person transaction, the committee is to consider all relevant facts and circumstances of the related person transaction available to the committee. The committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders, as the committee determines in good faith. No member of the committee will participate in any consideration of a related party transaction with respect to which that member or any member of his or her immediate family is a related person.

Certain Transactions with Related Persons

We have not had any related person transaction since the beginning of fiscal 2023.

Director Compensation

Fiscal 2023 Director Compensation Program for Non-Employee Directors

We believe that it is important to attract and retain exceptional and experienced directors who understand our business, and to offer compensation opportunities that further align the interests of our non-employee directors with those of our stockholders. The Compensation and Talent Committee, with the assistance of its independent compensation consultant, regularly reviews our non-employee director compensation and market trends in director compensation (including non-employee director compensation practices at a group of peer companies) and evaluates the competitiveness and reasonableness of the compensation program in light of general trends and practices. The committee makes recommendations based on such review to our Board of Directors, which determines whether any changes should be made to our non-employee director compensation program.

We established a compensation program for fiscal 2023 for each of our non-employee directors that generally consisted of a combination of annual cash retainers and restricted stock units ("RSUs"). As a part of its most recent review of the non-employee director compensation program, the Compensation and Talent Committee reviewed an analysis of competitive market data and determined that our non-employee director compensation was near the median of our peers in terms of average total direct compensation amount.

The following section describes the elements and other features of our director compensation program for fiscal 2023 for non-employee directors. There are no planned changes to the non-employee director compensation program for fiscal 2024.

Non-Employee Director Cash Retainer Fees

Cash retainer fees are paid to our non-employee directors based on Board and committee service from annual meeting to annual meeting and are paid in a lump sum immediately following the annual meeting marking the start of the year. The following table sets forth the schedule of annual cash retainer and committee membership fees for our non-employee directors for fiscal 2023.

Type of Fee	Current Annual Fee ($)
Annual Retainer	85,000
Additional Non-Employee Chair of the Board Retainer	100,000
Additional Committee Member Retainers:	
Audit Committee	15,000
Compensation and Talent Committee	12,500
Governance Committee	10,000
Additional Committee Chair Retainers:	
Audit Committee	25,000
Compensation and Talent Committee	22,500
Governance Committee	15,000

A non-employee director serving as Chair of a Board committee receives both the Additional Committee Chair Retainer and the Additional Committee Member Retainer for that committee. Non-employee directors who are appointed to our Board, a Board committee, or to one of our Chair positions noted above during the year are paid a pro rata amount of the annual retainer fees for that position based on service to be rendered for the remaining part of the year after appointment.

Non-employee directors do not receive a separate fee for each Board or committee meeting they attend. We reimburse our non-employee directors for reasonable out-of-pocket expenses incurred to attend each Board or committee meeting.

Non-Employee Director Equity Awards

Under our Non-Employee Director Restricted Stock Unit Grant Program, each of our non-employee directors automatically received for fiscal 2023 an award of RSUs equal in value to $240,000 (or, in the case of our non-employee director serving as Chair of the Board, $290,000, or, in the case of our Lead Independent Director, $280,000). Non-employee directors receive the awards immediately following the annual meeting of stockholders if he or she has been re-elected as a director at that meeting. In the case of a non-employee director who is newly elected or appointed after the date of the annual meeting, we grant a prorated award of RSUs for the year in which he or she is elected or appointed.

In fiscal 2023, our Board amended our Non-Employee Director Restricted Stock Unit Grant Program such that a non-employee director who is serving on our Board pursuant to an investor's contractual right (an "Investor Designated Director") will receive a cash award in lieu of RSUs. The amount of a cash award granted in lieu of RSUs will be equal to the value of RSUs that the recipient would otherwise have been entitled to receive. Accordingly, we granted a prorated cash award in the amount of $189,369 in lieu of RSUs in connection with Mr. Rayman's appointment to our Board in January 2023.

The RSUs and cash awards granted in fiscal 2023 vest 100% upon the earlier of: (i) November 16, 2023 (the first anniversary of the grant date); and (ii) immediately prior to the first annual meeting of stockholders held after the grant date.

Deferred Compensation Plan for Non-Employee Directors

We permit each non-employee director to defer payment of up to 80% of his or her annual cash compensation in accordance with our Deferred Compensation Plan. We also permit non-employee directors to defer payment of any RSUs awarded under our Non-Employee Director Restricted Stock Unit Grant Program beyond the vesting date of the award. RSUs and other amounts deferred in cash by a director are generally credited and payable in the same manner as amounts deferred by our executive officers and other participants in our Deferred Compensation Plan as further described in the "Fiscal 2023 Non-Qualified Deferred Compensation Table."

Director Compensation Table for Fiscal 2023

The table below summarizes the compensation for fiscal 2023 for each of our non-employee directors serving on our Board of Directors in fiscal 2023. Mr. Goeckeler was a named executive officer for fiscal 2023 and did not receive any additional compensation for his services as a director during fiscal 2023. Information regarding his compensation for fiscal 2023 is presented in the "Fiscal 2021–2023 Summary Compensation Table" and the related explanatory tables.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Kimberly E. Alexy	125,000	239,971	364,971
Thomas Caulfield	95,000	239,971	334,971
Martin I. Cole	135,000	239,971	374,971
Tunç Doluca	97,500	239,971	337,471
Matthew E. Massengill[2]	185,000	289,976	474,976
Paula A. Price[3]	—	—	—
Reed B. Rayman	267,789[4]	—	267,789
Stephanie A. Streeter	137,500	279,997	417,497
Miyuki Suzuki	95,000	239,971	334,971

[1]   The amounts shown reflect the aggregate grant date fair value of equity awards granted in fiscal 2023 computed in accordance with Accounting Standards Codification 718 ("ASC 718") using the closing price of our common stock on the grant date. With the exception of Mr. Rayman and Ms. Price, both of whom did not receive any equity grants, on the date of our 2022 Annual Meeting (November 16, 2022), each non-employee director was automatically granted 6,589 RSUs (7,962 RSUs for our Chair of the Board and 7,688 RSUs for our Lead Independent Director).

The following table presents the aggregate number of shares of our common stock covered by unvested stock awards (and corresponding dividend equivalents that may be settled in stock) held by each of our non-employee directors on June 30, 2023:

Name	Aggregate Number of Unvested Restricted Stock Units
Kimberly E. Alexy	6,589
Thomas Caulfield	6,589
Martin I. Cole	6,589
Tunç Doluca	6,589
Matthew E. Massengill	7,962
Paula A. Price	—
Reed B. Rayman	—
Stephanie A. Streeter	7,688
Miyuki Suzuki	6,589

(2) Mr. Massengill elected to defer 80% of his cash compensation earned in calendar year 2023 and 100% of his fiscal 2023 RSU award.

(3) Ms. Price's service on our Board ended at our 2022 Annual Meeting.

(4) Mr. Rayman's cash compensation includes prorated annual retainers totaling $78,420, paid in connection with his appointment to our Board in January 2023 and Audit Committee in February 2023. Effective August 2023, Mr. Rayman no longer serves on our Audit Committee. Mr. Rayman's cash compensation also includes a prorated cash award in the amount of $189,369 in lieu of RSUs, in accordance with our amended Non-Employee Director Restricted Stock Unit Grant Program, as described in the section above entitled "Non-Employee Director Equity Awards". Pursuant to arrangements between Mr. Rayman and Apollo Global Management, Inc., Mr. Rayman's cash compensation is paid to Apollo Management Holdings, L.P.

Director Stock Ownership Guidelines

Under our director stock ownership guidelines, directors are generally prohibited from selling any shares of our common stock unless they own "qualifying shares" with a market value of at least $375,000, which include common stock, RSUs, deferred stock units and common stock beneficially owned by the director by virtue of being held in a trust, by a spouse or by the director's minor children. Shares the director has a right to acquire through the exercise of stock options (whether or not vested) do not count towards the stock ownership requirement. All of our current non-employee directors comply with our director stock ownership guidelines.

Executive Officers

Listed below are our current executive officers, followed by a brief account of their business experience. Executive officers are normally appointed annually by our Board of Directors at a meeting immediately following the annual meeting of stockholders. There are no family relationships among these officers nor any arrangements or understandings between any officer and any other person pursuant to which an officer was selected.

David V. Goeckeler

61, Chief Executive Officer

- Mr. Goeckeler has served as our CEO since March 2020. Biographical information regarding Mr. Goeckeler is set forth in the section entitled "Corporate Governance Matters—Proposal 1: Election of Directors."

Wissam G. Jabre

53, Executive Vice President and Chief Financial Officer

- Mr. Jabre has served as our Executive Vice President and CFO since February 2022.
- Prior to that, Mr. Jabre served as senior vice president and chief financial officer of Dialog Semiconductor, PLC, a provider of semiconductor-based system solutions, from 2016 until it was acquired by Renesas Electronics Corporation in August 2021. Mr. Jabre previously served as corporate vice president of finance at Advanced Micro Devices, Inc., from 2014 to 2016. Prior to 2014, Mr. Jabre served in various finance positions of increasing responsibility at Freescale Semiconductor, Inc. (NXP Semiconductors N.V.), Motorola, Inc. and Schlumberger Ltd.

Robert W. Soderbery

57, Executive Vice President and General Manager, Flash Business

- Mr. Soderbery has served as our Executive Vice President and General Manager, Flash Business, since September 2020.
- Prior to that, Mr. Soderbery served as president and board member of UpLift, Inc., a travel finance company, from 2017 to September 2020. He has also served as managing member of Acclimate Ventures LLC, a consulting, advisory and investment firm, since 2016. Mr. Soderbery previously served as senior vice president and general manager, enterprise products, and in other senior leadership roles at Cisco Systems from 2009 to 2016. Prior to that, he served as senior vice president, storage and availability management group, and in other leadership roles at Symantec Corporation. Mr. Soderbery currently serves on the board of directors of Rockwell Automation, Inc., and previously served as an advisor to such board from 2017 to 2022.

Michael C. Ray

56, Executive Vice President, Chief Legal Officer and Secretary

- Mr. Ray has served as our Executive Vice President, Chief Legal Officer and Secretary since 2015, having previously served as our Senior Vice President, General Counsel and Secretary from 2011 to 2015, our Vice President, General Counsel and Secretary from 2010 to 2011, and in a number of positions in our legal department, ranging from Senior Counsel to Vice President, Legal Services, from 2000 to 2010.
- Prior to that, Mr. Ray served as corporate counsel for Wynn's International, Inc. from 1998 to 2000. Mr. Ray previously served as a judicial clerk to the U.S. District Court, Central District of California, and practiced law at O'Melveny & Myers LLP.

Executive Compensation

ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

The Compensation and Talent Committee designed an executive compensation program that provides:

- Strong linkage between management and stockholders' interests
- Pay for performance alignment and rewards for long-term value creation
- Robust oversight by our Board and Compensation and Talent Committee



Our Board of Directors recommends a vote **FOR** this Proposal 2 to approve on an advisory basis the executive compensation program for our named executive officers

Proposal Details

You have the opportunity to cast a non-binding, advisory "Say on Pay" vote on the executive compensation of our named executive officers. Our current policy is to provide our stockholders with an advisory Say on Pay vote every year. For information regarding the frequency of future Say on Pay votes, please refer to Proposal 3.

Please read the section entitled "Executive Compensation—Compensation Discussion and Analysis" (and the various compensation tables and narratives accompanying those tables included under "Executive Compensation Tables and Narratives") for information necessary to inform your vote on this Proposal 2.

Board Recommendation and Vote Required for Approval

Board Recommendation

Our Board of Directors recommends that you vote **FOR** approval, on a non-binding advisory basis, of our executive compensation program for our named executive officers as disclosed in this Proxy Statement:

RESOLVED, that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative discussion that accompanies the compensation tables), is hereby approved.

Vote Required for Approval

The affirmative vote of a majority of the voting power of the shares of our Voting Stock (as described in the section entitled "Additional Information—General Information About the Annual Meeting—Who Can Vote") represented in person or by proxy at the Annual Meeting and entitled to vote on this proposal is required to approve this Proposal 2. You may vote FOR, AGAINST or ABSTAIN on this proposal. Proxies received by our Board of Directors will be voted **FOR** this Proposal 2 unless specified otherwise.

While this vote is nonbinding on our company and our Board of Directors, our Board and Compensation and Talent Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our named executive officers under our executive compensation program.

Letter to Stockholders from the Compensation and Talent Committee

Dear Fellow Stockholders:

As members of Western Digital's Compensation and Talent Committee, we are aligned around a compensation philosophy that is designed to accomplish three goals: (i) attract, retain and motivate premier talent, (ii) pay for performance and (iii) align the interests of our executive officers with the interests of our stockholders. It is with this overriding philosophy in mind that we make our compensation decisions.

Compensation to Drive Our Strategic Focus

We began a strategic review of our business as fiscal 2022 ended to evaluate all options to unlock long-term value creation for our stockholders. We also have been navigating a challenging and dynamic market in which our management team has focused on business agility and product innovation, while also right-sizing and refocusing our business to align with the demand environment.

During this period of strategic review and challenging market dynamics, the Compensation and Talent Committee has been highly focused on ensuring our compensation practices evolve alongside our business and strategic focus. This includes appropriately incentivizing the management team to drive forward the necessary execution of our strategic objectives, retaining the right talent and leadership during this pivotal time and rewarding performance that drives long-term value creation for our stockholders.

Stockholder Dialogue Informs Committee Actions

We received a clear message from our stockholders through the Say on Pay vote outcome at our 2022 Annual Meeting. While we have an ongoing stockholder engagement program and strong track record of incorporating stockholder feedback into our deliberations and actions, we took this year as an opportunity to further expand the scope of our stockholder outreach to help ensure we fully understood the concerns that drove stockholder vote decisions.

Our Chair participated in more than half of all stockholder conversations. We heard clear feedback from our stockholders that one of the primary drivers of opposition was the removal of performance conditions for an outstanding performance stock unit award. We also heard valuable feedback on the metrics and structure of our program. All of this feedback informed the Compensation and Talent Committee's extensive dialogue and deliberation over the course of the year and helped shape the actions that we have taken as we continue to refine the framework and structure of our incentive compensation program to appropriately reward creation of long-term value in line with our strategic business priorities.

Actions to Respond to Feedback and Further Align our Program with our Strategic Focus

Based on the feedback we received from the stockholders with whom we had direct conversations, as well as the committee's ongoing focus on evolving our compensation program with the evolution of the business, the committee has taken several actions and made multiple enhancements to our executive compensation program. The committee believes these changes further align the interests of our management team and stockholders, including:

- Committing to not modify outstanding PSUs absent extraordinary circumstances
- Reaffirming the committee's practice to motivate and retain our named executive officers through the annual compensation program rather than one-time awards
- Establishing a three-year relative total stockholder return modifier for PSUs beginning with the fiscal 2024 awards
- Removing an "upside" incentive tied to stock price compound annual growth rate from the PSU program beginning with the fiscal 2024 awards
- Removing the exabytes shipped metric from our short-term incentive program and replacing it with a cash metric and emissions metric

- Replacing the individual performance component of the short-term incentive program with an individual performance modifier capped at 100% if our profit metric is below the minimum performance target for fiscal 2024

- Updating our proxy peer group for fiscal 2024 to include peers with revenues more commensurate with Western Digital

In addition to these changes, in February 2023, the committee reduced the base salaries of our named executive officers through the end of fiscal 2023 to align our executive team with employees who experienced cutbacks in the context of the market downturn. We also did not make a payout under our short-term incentive plan given our company's performance, which aligns with our pay-for-performance philosophy.

Full details of all decisions and actions taken may be found starting on page 44 of this Proxy Statement.

We want to thank the many stockholders who have taken the time to meet and provide feedback on compensation matters over the past year and in prior years. We look forward to continued engagement and hope to have your support on this year's Say on Pay vote.

Sincerely,



MARTIN I. COLE, Chair

TUNÇ DOLUCA

STEPHANIE A. STREETER

Report of the Compensation and Talent Committee

The Compensation and Talent Committee, comprised entirely of independent directors, reviewed and discussed the following Compensation Discussion and Analysis with management. Based on that review and discussion, the committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement for our 2023 annual meeting of stockholders and incorporated by reference into our 2023 Annual Report on Form 10-K.


THE COMPENSATION AND TALENT COMMITTEE


MARTIN I. COLE
Chair

TUNÇ DOLUCA

STEPHANIE A. STREETER

Compensation and Talent Committee Interlocks and Insider Participation

Each of the committee members whose names appear on the Compensation and Talent Committee Report above were members of the committee during all of fiscal 2023. All members of the committee during fiscal 2023 were independent directors and none of them were our employees or former employees or had any relationship with us requiring disclosure of certain transactions with related persons under SEC rules. There are no compensation committee interlocks between us and other entities in which one of our executive officers served on the compensation committee (or equivalent body) or the board of directors of another entity whose executive officer(s) served on the committee or our Board.

Compensation Discussion and Analysis

Our Named Executive Officers

When we refer to our "named executive officers" for fiscal 2023, we mean:









DAVID V. GOECKELER
Chief Executive Officer

WISSAM G. JABRE
Executive Vice President and Chief Financial Officer

ROBERT W. SODERBERY
Executive Vice President and General Manager, Flash Business

MICHAEL C. RAY
Executive Vice President, Chief Legal Officer and Secretary

Srinivasan Sivaram, our former President, Technology and Strategy, who voluntarily terminated his employment in September 2023, was also a named executive officer for fiscal 2023.

Contents

Overview and Stockholder Engagement

In the context of a challenging and dynamic market in fiscal 2023, management focused on business agility and product innovation, while also right-sizing and refocusing our business to align with the demand environment. Although management's focus on execution delivered solid financial results in the midst of a substantial cyclical market downturn, our performance was below the targets established by the Compensation and Talent Committee for fiscal 2023.

Business Highlights

NON-GAAP OPERATING INCOME[1]
($M)



FLASH EXABYTES SHIPPED
(Exabytes)



HDD EXABYTES SHIPPED
(Exabytes)



[1]   See Appendix A to this Proxy Statement for a reconciliation of GAAP operating income to non-GAAP operating income.

Paying for Performance: Fiscal 2023 Performance Results and Payouts

Payouts under our incentive compensation plans reflect our lower financial performance in fiscal 2023 relative to fiscal 2022. The fiscal 2023 STI did not pay out (0%) for our named executive officers, reflecting below threshold performance with respect to our annual financial and operational targets. The payout for the fiscal 2021-2023 performance stock units ("PSUs") under our LTI program was also below target. The executive incentive compensation plan payouts align with the Compensation and Talent Committee's pay-for-performance philosophy.

Award	Fiscal 2023 Payouts	Page
STI Payout for Fiscal 2023		
Fiscal 2023 STI	0%	58
LTI Payout for Fiscal 2023		
Fiscal 2021–2023 PSUs	48%	62

Stockholder Engagement and Responsiveness

Leading up to, and following, our 2022 Annual Meeting, at which our proposal on named executive officer compensation received low support (12%), we pursued a deliberate engagement program to enhance our ongoing outreach, and to better understand the perspectives and concerns of our stockholders.

In the fall of 2022, prior to our 2022 Annual Meeting, we conducted extensive outreach to our stockholders to discuss voting matters at our upcoming 2022 Annual Meeting. Through this engagement, we understood that our stockholders were primarily concerned with the amendment to our CEO's sign-on PSU award to eliminate the performance metric. We also heard feedback regarding our short- and long-term incentive metric selection and retention awards granted to our named executive officers. As a result of feedback received in the lead up to our 2022 Annual Meeting, the Compensation and Talent Committee launched an evaluation of our executive compensation program and practices and, in the summer of 2023, initiated a broad-based stockholder engagement effort to discuss changes under consideration. During the fall of 2022 and summer of 2023, management team members from Human Resources, Corporate Sustainability, Investor Relations and Legal, as well as our Compensation and Talent Committee Chair, collectively engaged with stockholders representing a total of 45% of our outstanding shares of common stock. The Compensation and Talent Committee leveraged feedback and insights from stockholders on proposed changes under consideration as it reviewed our executive compensation, resulting in changes to our program and associated disclosures.

LEAD UP TO 2022 ANNUAL MEETING	FOLLOWING 2022 ANNUAL MEETING
Stockholders contacted **>25** Shares outstanding represented **59%**	Stockholders contacted **>30** Shares outstanding represented **64%**
Shares outstanding engaged **34%**	Shares outstanding engaged **37%**
Shares outstanding engaged with director **30%**	Shares outstanding engaged with director **27%**

The table below includes a detailed summary of the key feedback we heard from stockholders and the actions taken by the Compensation and Talent Committee to enhance our executive compensation program, respond to stockholder concerns and align with stockholder expectations. These changes are also described in more detail in the section entitled "Fiscal 2024 Decisions Following Stockholder Engagement" on page 47.

	WHAT WE HEARD	ACTIONS TAKEN IN RESPONSE
One-Time Actions	• Consistent feedback against the amendment to our CEO's sign-on PSU award to eliminate the performance metric. *Predominant driver of votes against Say on Pay at our 2022 Annual Meeting*	• Committed to not modify outstanding PSUs going forward absent extraordinary circumstances
	• Asked about the use of time-based retention awards	• Reaffirmed focus on providing incentive opportunities through the annual compensation program as opposed to one-off time-based retention awards, which stockholders understood may be warranted to retain talent in light of developments with our business and ongoing strategic review • The committee did not grant retention awards to our named executive officers in fiscal 2023
LTI Design	• Desire for a long-term performance measure to accompany annual PSU performance targets	• Incorporated a three-year relative total stockholder return ("TSR") modifier that modifies the PSU payout +/- 10% based on our relative market performance over a full three-year period
	• Disliked the upside incentive in the fiscal 2023-2025 PSUs tied to our stock price compound annual growth rate ("CAGR")	• Removed the upside incentive from the fiscal 2024-2026 PSUs
STI Design	• Discussed appropriate STI metrics; questioned alignment of exabytes shipped metrics to strategy	• Eliminated the exabytes shipped metrics for fiscal 2024 • Added cash conversion cycle and emissions metrics for fiscal 2024
	• Concerns regarding the individual performance component ("IPC") payouts in fiscal 2022 that exceeded STI corporate performance	• Replaced the IPC with an individual performance modifier based on individual goals, including environmental, social and governance ("ESG") goals for fiscal 2024 • The individual performance modifier is capped at 100% if our profit metric (non-GAAP operating income) is below the minimum performance target
Proxy Peer Group	• Consider the revenue and market capitalization of proxy peers that are more comparable to our company	• Updated our proxy peer group for fiscal 2024, removing HP Inc. due to its large annual revenue relative to our company and adding four new manufacturing peers that have revenues more comparable to our company: KLA Corporation, Microchip Technology Inc., NXP Semiconductors N.V. and GlobalFoundries Inc.

The Compensation and Talent Committee will continue to carefully consider results of the Say on Pay vote and stockholder feedback in the future when making decisions on design and structure of our executive compensation program and decisions on individual named executive officer compensation.

Fiscal 2024 Decisions Following Stockholder Engagement

Commitment Not to Modify PSUs

Following low stockholder support of our Say on Pay proposal at our 2022 Annual Meeting, we engaged in extensive outreach and engagement to solicit input from our stockholders. We received feedback from many stockholders that did not support the fiscal 2022 amendment to our CEO's unvested sign-on PSU award, which removed the performance metric in response to business uncertainties associated with the strategic review announced in June 2022. The Compensation and Talent Committee affirms that the fiscal 2022 PSU amendment was a one-time event and commits not to modify unvested PSUs again absent extraordinary circumstances. The committee understood our stockholders' feedback, and affirms its intent to compensate executives through our regular, annual program, which remains heavily performance-based.

While we cannot define all possible future extraordinary circumstances, we believe an extraordinary circumstance must create an unforeseen, outsized impact outside of management's direct control on the macroeconomic environment, our company or our industry. Going forward, the committee affirms that:

- Feedback received from our stockholders following our fiscal 2022 compensation decisions will play a pivotal role in its approach with respect to potential future extraordinary events
- Before taking action in such a scenario, the committee will consider the feasibility of seeking stockholder feedback on the actions under consideration
- Any subsequent compensation action would be accompanied by robust disclosure in the following proxy statement, including the committee's rationale and decision-making process

The commitment would not apply to adjustments made pursuant to the standard terms of an award agreement, such as those described in the section entitled "Equity Plan Proposal—Summary Description of the Plan—Adjustments" on page 86. The committee values feedback from our stockholders and intends to continue considering stockholders' feedback in future decision-making.

Retention Awards

During engagement with stockholders, we also discussed certain retention awards granted to our named executive officers in fiscal 2022. These awards were intended to help retain the selected executive team members through our strategic review process and help these members focus on enhancing stockholder value. While some stockholders asked about the use of retention awards, they did not suggest this was a significant factor in Say on Pay vote decisions at our 2022 Annual Meeting. Stockholders strongly expressed their preference for incentive opportunities to be delivered through our annual compensation program, which relies heavily on performance-based incentive awards, but acknowledged that there may be circumstances where we may need to act outside of our standard structure. Stockholders requested that in the event awards are granted outside our annual compensation program, that they be performance-based. The Compensation and Talent Committee appreciated the feedback shared by stockholders, and agrees and confirms that the annual compensation program is the preferred approach to motivating and retaining executives. The committee did not grant any retention awards to our executive officers in fiscal 2023.

Fiscal 2024 STI

During our stockholder outreach and engagement, stockholders questioned aspects of the STI design, including the following:

- Inclusion of the exabytes shipped metrics, noting these metrics incentivize output and revenue instead of profitability and efficiency
- The committee's application of the IPC, noting that IPC payouts in fiscal 2022 for our named executive officers exceeded target, while our corporate performance was below target

The Compensation and Talent Committee carefully considered stockholder feedback before finalizing the fiscal 2024 STI design in August 2023. After assessing our fiscal 2024 objectives, market conditions and considering stockholder feedback, the committee approved the following STI design for fiscal 2024:



| Non-GAAP Operating Income 45% Weighting | + | Cash Conversion Cycle 45% Weighting | + | Emissions 10% Weighting | x | Individual Modifier* (75%-125%) | = | Payout (Capped at 250%) |

0%-200% Performance Range for each Metric

* The Individual Modifier will be no more than 100% if non-GAAP operating income is below the minimum performance target

The committee eliminated the exabytes shipped metrics and the IPC metric from the fiscal 2023 STI and replaced them with a cash conversion cycle metric and an emissions metric. The cash conversion cycle metric measures the length of time it takes to convert our working capital investments into cash, which the committee believes complements non-GAAP operating income by focusing executives on both profitability and managing working capital (inventory, receivables and payables) to generate cash. The emissions metric aligns executive officers' compensation to progress on our Scope 1 and Scope 2 emissions reduction targets.

The individual performance modifier in the fiscal 2024 STI includes ESG goals focused on inclusion and governance, as well as individual organizational goals. The individual performance modifier is capped at 100% if our non-GAAP operating income performance is below the minimum performance target for that metric.

Fiscal 2024-2026 PSUs

During our stockholder outreach and engagement, stockholders questioned aspects of our PSU design, including the following:

- The fiscal 2023-2025 PSU design incorporates three annual performance targets with payouts averaged for a final three-year payout; we received questions about whether annual targets adequately incentivize and reward longer-term performance
- Inclusion of an upside incentive tied to our stock price CAGR instead of a relative stock price modifier; stockholders expressed a consistent preference for a relative market modifier versus an absolute market modifier

In evaluating the fiscal 2024-2026 PSU design, the Compensation and Talent Committee removed the upside incentive tied to our stock price CAGR and replaced it with a relative TSR modifier that modifies PSU payouts +/- 10% based on our performance relative to the S&P 500 Information Technology Index constituents as of the beginning of the performance period. The modifier compares our three-year TSR performance to the median company in the index based on three-year TSR performance. If our TSR performance exceeds the TSR of the median company by 50 percentage points or more, the PSU payout is modified by +10%; if our TSR performance is lower than the median company by 50 percentage points or more, the PSU payout is modified by -10%. Straight line interpolation will be used for performance between those points to determine the PSU payout modifier. In the event our TSR performance is negative, the relative TSR modifier will be capped at 0%.

The committee chose the S&P 500 Information Technology Index constituents for the relative TSR peer group because our company is a member of the index and it also includes all but one of our proxy peers. The index includes companies that our stockholders review in comparing our relative performance and also reflects input from stockholders that they prefer that we use an industry peer set for relative TSR versus a broad-based index such as the S&P 500 Index.

After carefully considering stockholder feedback before finalizing the fiscal 2024-2026 PSU design, the Compensation and Talent Committee opted to retain the annual performance targets given the extreme cyclicality of our markets and the limited line of sight to predicting market cycles over longer time horizons. The committee believes the annual performance targets with the final payout based on the average of three annual payouts remains the appropriate design for our PSUs by allowing for the necessary flexibility in our goal setting process. Following completion of the strategic review and executing on the outcome of the strategic review, the committee intends to reevaluate incorporating longer PSU performance periods in our PSU design.


FISCAL 2024
One-Year Revenue
One-Year non-GAAP EPS
FISCAL 2025
One-Year Revenue
One-Year non-GAAP EPS
FISCAL 2026
One-Year Revenue
One-Year non-GAAP EPS
Three-Year Average Payout % (0%-200%)
X
Three-Year Relative TSR Modifier (+/- 10%)

The Compensation and Talent Committee granted the following LTI awards to our named executive officers in fiscal 2024. Each named executive officer's PSU award reflects the updated design discussed above.

Named Executive Officer[(1)]	Total Awarded Grant Value ($)	LTI Vehicle Mix	
		PSUs	RSUs
David V. Goeckeler	15,000,000	60%	40%
Wissam G. Jabre	3,750,000	50%	50%
Robert W. Soderbery	3,550,000	50%	50%
Michael C. Ray	2,500,000	50%	50%

(1) Dr. Sivaram voluntarily terminated employment with our company on September 6, 2023 and did not receive a fiscal 2024 LTI award.

Evolution of Executive Compensation Program Design

Our executive compensation program continues to evolve and remains responsive to stockholder feedback. The changes implemented by the Compensation and Talent Committee over the past two years and for fiscal 2024 seek to further align our executive compensation with performance, business strategy and developments in our broader industry. These changes include:

- Streamlining STI metrics to focus on core financial and strategic priorities
- Adding an ESG category to the STI plan
- Evolving the PSU performance periods to align with business cyclicality, while preserving long-term performance periods by evaluating average performance over three consecutive annual periods
- Reestablishing a relative performance measure in the form of relative TSR

Bold text in the table below indicates a new or modified program element since the prior year.

	Fiscal 2022	Fiscal 2023	Fiscal 2024

STI	One-year measurement of:
	
	• Non-GAAP Operating Income (50%)
	• Flash Exabytes Shipped (12.5%)
	• HDD Exabytes Shipped (12.5%)
	• Individual Performance Component (25%)
		One-year measurement of:
		
		• Non-GAAP Operating Income (50%)
		• Flash Exabytes Shipped (12.5%)
		• HDD Exabytes Shipped (12.5%)
		• Individual Performance Component (25%)
		  • **Includes ESG category, with goals related to emissions reduction and DE&I**
			One-year measurement of:
			
			• Non-GAAP Operating Income **(45%)**
			• **Cash Conversion Cycle (45%)**
			• **Emissions (10%)**
			• **Individual Performance Modifier (+/-25%)**
			  • **Includes a cap on payout if non-GAAP Operating Income is below the minimum performance target**
			  • Includes ESG category

LTI	**PSU / RSU Mix:** • CEO: 60% PSUs / 40% RSUs • Other Named Executive Officers: 50% PSUs / 50% RSUs **PSU Metrics:** Three-year measurement of: • Relative TSR (50%) • Revenue (25%) • Non-GAAP EPS (25%) • Pre-established relative market performance adjustment ("MPA") modifier for financial metrics • TSR-based awards capped at 100% if absolute TSR is negative **RSU Vesting:** Pro-rata vesting over four years	**PSU / RSU Mix:** • CEO: 60% PSUs / 40% RSUs • Other Named Executive Officers: 50% PSUs / 50% RSUs **PSU Metrics:** **Annual performance periods with final payout based on three-year average achievement** Metrics: • Revenue **(50%)** • Non-GAAP EPS **(50%)** **Upside incentive of 10%-50% based on three-year stock price CAGR; no upside incentive provided if the financial metric payout is zero** **RSU Vesting:** Pro-rata vesting over four years	**PSU / RSU Mix:** • CEO: 60% PSUs / 40% RSUs • Other Named Executive Officers: 50% PSUs / 50% RSUs **PSU Metrics:** Annual performance periods with final payout based on three-year average achievement Metrics: • Revenue (50%) • Non-GAAP EPS (50%) • **Three-year relative TSR modifier weighted at +/-10%** • **Relative TSR modifier capped at 0% if absolute TSR is negative** **RSU Vesting:** Pro-rata vesting over four years

Executive Compensation Philosophy, Objectives and Process

Our compensation philosophy is designed to accomplish three goals: (i) attract, retain and motivate premier talent, (ii) pay for performance and (iii) align the interests of our executive officers with our stockholders. The summary below provides the key objectives of our program:

Attract, retain and motivate premier talent necessary to accelerate our growth and drive financial, operational and market performance	**Provide competitive target compensation** relative to the technology industry in which we compete for business and talent	**Encourage accountability** by tying a substantial portion of each executive officer's target total direct compensation opportunity to individual, corporate and market-based performance objectives that we expect to create long-term value for our stockholders
Pay for performance by providing a substantial portion of compensation in the form of "at-risk," variable incentive compensation awards that reward superior individual, corporate and market-based performance and that reduce pay for underperformance	**Align the interests of our executive officers with our stockholders** through our pay-for-performance compensation design and by granting long-term equity awards that include multi-year performance or service vesting requirements	

Our Compensation Policies and Practices

WHAT WE DO	WHAT WE DON'T DO
✔ Pay for performance by tying a substantial portion of executive compensation to the achievement of pre-established performance goals	✖ No tax gross-up payments in connection with severance or change in control payments
✔ Actively engage with our stockholders on an ongoing basis and consider their feedback in the future design of our executive compensation program	✖ No repricing of stock options without stockholder approval (other than equitable adjustments permitted under our equity compensation plans)
✔ Link our executive compensation program to our long-term corporate strategy and sustainable stockholder value creation	
✔ Use a mix of performance measures, cash- and equity-based vehicles and short- and long-term incentive compensation opportunities that hold our executive officers accountable for executing on our long-term corporate strategy	✖ No hedging, pledging or short-sale or derivative transactions by executive officers or directors
✔ Cap maximum vesting or payout levels under our incentive compensation awards, which are aligned with competitive market practices	✖ No dividend equivalent payments on equity awards until they are earned and vested
✔ Engage an independent compensation consultant to evaluate and advise the Compensation and Talent Committee on our executive compensation program design and pay decisions	
✔ Evaluate executive compensation data and practices of our proxy peer group companies as selected annually by the Compensation and Talent Committee with guidance from its independent compensation consultant	
✔ Limit payouts under our Change in Control Severance Plan to double-trigger events	
✔ Maintain executive stock ownership guidelines	
✔ Maintain a compensation recovery ("clawback") policy	
✔ Provide limited executive perquisites	

Elements of Our Fiscal 2023 Executive Compensation Program

We believe our emphasis on variable compensation aligns with our focus on operating excellence and allows our executive compensation levels to reflect our performance. After evaluating our variable compensation plans with its independent compensation consultant, the Compensation and Talent Committee approved the incentive compensation design summarized below for fiscal 2023.

Our actual pay positioning for each named executive officer varies based upon the committee's review of our proxy peer group and survey market data, competitive pay levels for comparable roles, and each executive officer's role, past performance, scope of responsibility and expected future contributions.

In addition to the elements reflected below, we also provide our executive officers with limited perquisites and certain other indirect benefits, as described in the section below entitled "Other Program Features and Policies."

Elements of Fiscal 2023 Target Total Direct Compensation

	CEO	Other Named Executive Officers	Characteristics	Purpose	Performance Link/ Key Benchmark
FIXED (ANNUAL)	**BASE SALARY** 7%	14%	• Fixed compensation	• Attracts, retains and motivates premier executive talent • Compensates executive officers for sustained individual performance	• Competitive with market and industry practices • Adjusted for experience, responsibility, potential and performance
(ANNUAL)	**STI** 12%	16%	• Annual performance-based cash incentive compensation	• Motivates executive officers to accelerate our annual growth and drive financial performance • Encourages accountability by rewarding achievement of corporate and individual performance objectives	• Non-GAAP operating income (50% weighting) • Flash exabytes shipped (12.5% weighting) • HDD exabytes shipped (12.5% weighting) • Individual performance (25% weighting)
VARIABLE PAY – AT RISK (LONG-TERM)	**LTI** **PSUs** 48%	35%	• Performance-based equity compensation • 3x1 annual performance targets; annual payouts averaged for a final three-year payout • 60% of our CEO's LTI are PSUs; 50% of our other named executive officers' LTI are PSUs	• Encourages accountability by rewarding achievement of long-term corporate and market-based performance objectives • Focuses our named executive officers on value creation through annual financial objectives, while also encouraging long-term value creation	• Revenue and non-GAAP EPS goals are each weighted at 50% • Upside incentive of 10%-50% of the underlying three-year average financial metric payout based on three-year stock price CAGR
	RSUs 33%	35%	• Variable long-term equity compensation • Vests with respect to 25% after one year and 6.25% quarterly thereafter	• Provides alignment with stockholder interests by focusing executive officers on long-term value creation • Provides retention value	• Value based on stock price performance

Process for Determining Executive Compensation

The Compensation and Talent Committee reviews and determines compensation for our executive officers. The committee reviews the performance and compensation of our executive officers on an annual basis and at the time of hiring, promotion or other change in responsibilities. The committee's annual review typically occurs near the end of the prior fiscal year and beginning of the new fiscal year.

The committee considers the views and input received through our ongoing stockholder outreach and engagement efforts when making determinations regarding our executive compensation program. As discussed in the section entitled "Fiscal 2024 Decisions Following Stockholder Engagement" on page 47, the committee updated our executive compensation design to respond to stockholder feedback provided in our fall 2022 and summer 2023 outreach. The committee also made a commitment not to modify outstanding PSUs absent extraordinary circumstances and the committee considered stockholder feedback on retention awards, and did not grant any retention awards to our executive officers in fiscal 2023.

In determining our fiscal 2023 executive compensation program design and evolving that design for fiscal 2024, the committee's executive compensation decisions were informed by several factors, including:

EXTERNAL AND INTERNAL FACTORS
- Our compensation philosophy and objectives
- Our pay positioning relative to our proxy peer group and broad compensation survey market data
- The executive officer's role, experience, performance and contributions
- Internal pay equity
- Our retention objectives
- Succession planning
- Current and historical company performance and strategic and financial goals
- Market performance and general economic conditions

COMPENSATION CONSULTANT
- Views from the committee's independent compensation consultant
- Compensation survey and proxy peer group company market data prepared by the independent compensation consultant

MANAGEMENT
- Our CEO's recommendations for our other executive officers (not including himself)
- Our CFO's (or designee's) input on financial targets for our performance-based incentive compensation program, data regarding the impact of the program on our financial results and actual results against our pre-established performance targets
- Internal and external compensation data provided by our Chief People Officer (or designee)

STOCKHOLDERS
- Feedback received during stockholder outreach and engagement efforts (see the section entitled "Stockholder Engagement" on page 26 for additional information)

The Compensation and Talent Committee engaged Compensia, Inc. ("Compensia") as its independent compensation consultant in fiscal 2023. Compensia reported directly to the committee and communicated with management to gather information and review management proposals as needed. Compensia attended all regularly scheduled meetings of the committee during fiscal 2023 and its responsibilities for fiscal 2023 generally included:

- Reviewing and advising on executive compensation, including the performance metrics used under the executive compensation program
- Reviewing and advising on compensation design and amounts for non-employee members of our Board of Directors
- Providing recommendations regarding the composition and selection of our proxy peer group companies
- Analyzing proxy peer group and survey compensation data
- Providing advice regarding executive compensation policies, practices and trends
- Advising on the compensation-related items approved by the committee in connection with the strategic review of our business

The committee assessed the independence of Compensia pursuant to applicable rules and regulations of the SEC and the Nasdaq Stock Market and concluded that the engagement of Compensia did not raise any conflicts of interest during fiscal 2023 and currently does not raise any conflicts of interest.

Comparative Market Data

The Compensation and Talent Committee determines the composition of our proxy peer group and reevaluates this group on an annual basis with input from its independent compensation consultant.

For fiscal 2023, market data was collected from the Radford Global Compensation Database, an independently published survey. The survey data was filtered to screen for companies in our proxy peer group who participate in the survey and, for executive roles in which such survey screen resulted an insufficient data, a broader screen of technology companies as adjusted for revenue size was used. With input from its independent compensation consultant, the committee considered such market data and industry practices during its annual review of the competitiveness of our compensation levels and the appropriate mix of compensation elements for our named executive officers. This market data provided the committee a reference point, which was one of several factors that it used to make compensation decisions during its fiscal 2023 annual compensation review.

Fiscal 2023 Proxy Peer Group Companies for Benchmarking Pay and Incentive Design

The proxy peer group companies that the Compensation and Talent Committee used for comparative pay and incentive design purposes for fiscal 2023 consisted of technology companies that compete with us for talent and have the size (primarily based on revenue) and business characteristics that we believe are comparable to ours. Like us, many companies included in our proxy peer group are included in the Dow Jones U.S. Technology Hardware & Equipment Index.

In choosing companies for our proxy peer group, the Compensation and Talent Committee focused primarily on industry, talent market and revenue size. Revenue is a commonly used proxy for organizational size and complexity and is typically stable from year-to-year, making it a valuable metric when selecting peers for executive compensation purposes. As part of its decision process, the committee also referenced other metrics for informational purposes, including comparative market capitalization and profitability metrics. Following its annual review, the committee did not make any changes to the fiscal 2023 proxy peer group compared to the fiscal 2022 proxy peer group.

WESTERN DIGITAL COMPARED TO PROXY PEER GROUP



Advanced Micro Devices, Inc.	HP Inc.	ON Semiconductor Corporation
Analog Devices, Inc.	Lam Research Corporation	QUALCOMM Incorporated
Applied Materials, Inc.	Micron Technology, Inc.	Seagate Technology plc
Broadcom Inc.	Motorola Solutions, Inc.	Texas Instruments Incorporated
Cisco Systems, Inc.	NetApp, Inc.	
Hewlett Packard Enterprise Company	NVIDIA Corporation	

(1)   Represents annual revenue for the most recent fiscal year for which data was available through SEC filings as of August 31, 2023.

Proxy Peer Group Changes for Fiscal 2024

Following the Compensation and Talent Committee's annual review of our proxy peer group with its independent compensation consultant, and reflecting input from our stockholders, the committee revised our proxy peer group for fiscal 2024 by (i) removing HP Inc., due to its high revenue relative to our revenue, and (ii) adding four manufacturing companies in the semiconductor industry that each had similar revenue to ours during the period reviewed for comparing financial and market data: KLA Corporation, Microchip Technology Inc., NXP Semiconductors N.V. and GlobalFoundries Inc. Our revenue in fiscal 2023 was materially lower than our revenue in recent years due to the unprecedented market downturn, impacting our positioning relative to our fiscal 2023 proxy peer group companies, as noted in the graphic above. The committee's proxy peer group changes for fiscal 2024 position our company closer to median revenue relative to the fiscal 2024 proxy peer group.

Fiscal 2023 Decisions and Outcomes

Base Salary

Named Executive Officer	Base Salary Level ($)	Increase from Fiscal 2022
David V. Goeckeler	1,250,000	0%
Wissam G. Jabre	625,000	0%
Robert W. Soderbery	710,000	0%
Michael C. Ray	625,000	0%
Srinivasan Sivaram	750,000	0%

In February 2023, the Compensation and Talent Committee, upon the recommendation of our CEO and with the support of our executive leaders, reduced the base salaries shown above for each named executive officer by 20% for the remainder of fiscal 2023. The committee approved these reductions to align our executive team with our employees who incurred benefits reductions during fiscal 2023 to support our business during the market downturn. The 2023 annual base salary amounts in the "Fiscal 2021-2023 Summary Compensation Table" reflect the reduced base salaries for each named executive officer.

Short-Term Incentives

Fiscal 2023 Target Incentive Award Opportunities

Named Executive Officer	Annual Target Incentive Award Opportunity (as Percentage of Base Salary)	Increase from Fiscal 2022
David V. Goeckeler	175%	0%
Wissam G. Jabre	120%	0%
Robert W. Soderbery	120%	0%
Michael C. Ray	100%	0%
Srinivasan Sivaram	120%	0%

Fiscal 2023 STI Design and Performance

For fiscal 2023, the Compensation and Talent Committee generally retained the STI plan design it previously approved for fiscal 2022, which included financial and operational metrics and an individual performance component to recognize performance in support of our core operations, as reflected below. The individual performance component included new ESG goals related to emissions reduction and DE&I.



| Non-GAAP Operating Income 50% Weighting | + | Flash Exabytes Shipped 12.5% Weighting | + | HDD Exabytes Shipped 12.5% Weighting | + | Individual Performance 25% Weighting | = | Individual Final Payout (Capped at 200%) |

In retaining the fiscal 2022 STI plan design for fiscal 2023, the committee considered the following factors:

- Non-GAAP operating income reflects our core operating results.
- Exabytes shipped provides the executive team with tangible operational goals and the metric aligns with our short-term strategy. This metric is a primary driver for maintaining our market share and, given our fixed assets, shipping more exabytes improves our utilization of those assets. The inclusion of profit metrics in both the STI plan and LTI program helps ensure that management does not ship exabytes unprofitably to maximize this metric.
- The IPC provides the committee with the ability to differentiate performance among executive officers and reward our strongest contributors. Weighting the metric at 25% ensures that the majority of each executive officer's target incentive award opportunity is tied to financial and corporate performance objectives.

Fiscal 2023 Corporate Performance

The Compensation and Talent Committee approved corporate performance targets for the fiscal 2023 STI plan that incorporated higher exabyte shipped targets relative to fiscal 2022, but a lower profitability target relative to fiscal 2022 in anticipation of a downturn in the flash market cycle. Although the committee lowered the STI plan profitability target, the fiscal 2023 corporate performance targets represented aggressive goals in the context of the broader market. We did not achieve threshold performance level for any of those targets, resulting in no (0%) STI plan payout on the corporate performance metrics.

NON-GAAP OPERATING INCOME[1]
($M)



Actual

Non-GAAP Operating Income[1] (50% Weighting)

Performance Achievement	Performance (% Target)	STI Payout (% Target)	Performance ($ millions)
Maximum	130%	200%	2,733
Target	100%	100%	2,102
Threshold	65%	30%	1,366
Actual	-28%	0%	(594)

[1] See Appendix A to this Proxy Statement for a reconciliation of GAAP operating income to non-GAAP operating income.

FLASH EXABYTES SHIPPED



Actual

Flash Exabytes Shipped (12.5% Weighting)

Performance Achievement	Performance (% Target)	STI Payout (% Target)	Performance (Exabytes)
Maximum	105%	200%	107.8
Target	100%	100%	102.7
Threshold	92.5%	25%	95.0
Actual	86%	0%	88.4

HDD EXABYTES SHIPPED



Actual

HDD Exabytes Shipped (12.5% Weighting)

Performance Achievement	Performance (% Target)	STI Payout (% Target)	Performance (Exabytes)
Maximum	110%	200%	671
Target	100%	100%	610
Threshold	85%	25%	519
Actual	68%	0%	412

The weighted average payout for the corporate metrics was 0% of the target performance levels:

Non-GAAP Operating Income Payout % (50% Weighting)	Flash Exabytes Shipped Payout % (12.5% Weighting)	HDD Exabytes Shipped Payout % (12.5% Weighting)	Aggregate Corporate Payout % (75.0%)
0%	0%	0%	0%

Fiscal 2023 Individual Performance Component

Performance Goal Setting

The IPC, weighted at 25% of each named executive officer's target incentive award opportunity, was split equally between leadership, execution and ESG goals. Our named executive officers worked with our CEO to prepare individual performance goals. Our CEO separately submitted his fiscal 2023 performance goals for the committee's review, with input from our Board of Directors.

Performance Assessment and IPC Payout Percentage Determination

The ESG goals incorporated into the IPC included both DE&I and emissions reduction goals.

- Our DE&I goals focused on year-over-year improvement in our attraction and retention rates of underrepresented minorities among early career professionals at Western Digital and also included sponsorship goals for our executive officers. Our executive officers achieved target on one of our DE&I goals but did not achieve target on the remaining DE&I goals in a challenging year to attract and retain talent.

- Our emissions goal focused on a 20% year-over-year reduction in Scope 1 and Scope 2 emissions per petabyte relative to fiscal 2022. This goal supports our public commitment to reduce our Scope 1 and Scope 2 emissions by 42% between fiscal 2020 and fiscal 2030. While our company remains on track for our fiscal 2030 commitment, we did not achieve the emissions per petabyte target for 2023.

Given our challenging fiscal 2023 financial performance, our CEO and the committee agreed that no payout should be made with respect to the leadership and execution goals in the IPC for each participant in the STI plan, including our named executive officers. Our CEO and the committee also agreed that no payout should be made with respect to the ESG goals.

As a result of the committee's IPC determinations, none of the participants in our STI plan received a payout with respect to the fiscal 2023 performance period. The 0% payout aligns with the committee's pay-for-performance philosophy.

Fiscal 2023 STI Payouts

Named Executive Officer	Corporate Payout % (75% Weighting)	IPC Payout % (25% Weighting)	Aggregate Payout %	STI Payout ($)
David V. Goeckeler	0%	0%	0%	—
Wissam G. Jabre	0%	0%	0%	—
Robert W. Soderbery	0%	0%	0%	—
Michael C. Ray	0%	0%	0%	—
Srinivasan Sivaram	0%	0%	0%	—

Long-Term Incentives: Fiscal 2023 Equity Awards

Fiscal 2023 LTI Awards

Our named executive officers received LTI awards in August 2022 consisting of a mix of PSUs and RSUs. The named executive officers' RSUs are scheduled to vest with respect to 25% of the award on the first anniversary of the grant date and with respect to 6.25% of the award quarterly thereafter for three years. The vesting provisions of the PSUs are described below under the section entitled "Fiscal 2023-2025 PSU Awards".

Named Executive Officer	Total LTI Target Grant Value ($)[1]	LTI Vehicle Mix	
		PSUs	RSUs
David V. Goeckeler	15,000,000	60%	40%
Wissam G. Jabre	4,500,000	50%	50%
Robert W. Soderbery	3,550,000	50%	50%
Michael C. Ray[2]	2,500,000	50%	50%
Srinivasan Sivaram	3,750,000	50%	50%

[1]   The differences between the target grant values approved by the Compensation and Talent Committee (as reflected in the table above) and the grant date fair values of the awards as determined for financial reporting purposes (as reflected in the "Fiscal 2021-2023 Summary Compensation Table" and the "Fiscal 2023 Grants of Plan-Based Awards Table" below) are attributable to financial accounting rules, including the use of a Monte Carlo simulation to determine the grant date fair value of the PSUs. In addition, under financial accounting rules, the grant date fair value for a PSU award is not determined until the fiscal year in which the performance metrics are established. The performance metrics are determined annually by the committee for each of fiscal 2023, 2024 and 2025. Accordingly, only the grant date fair value for the portion attributable to fiscal 2023 is reflected in the "Fiscal 2021-2023 Summary Compensation Table" and the "Fiscal 2023 Grants of Plan-Based Awards Table" for this portion of the award.

[2]   Mr. Ray's fiscal 2023 LTI target grant value increased relative to his fiscal 2022 LTI target grant value, from $2,187,500 to $2,500,000. The Compensation and Talent Committee approved this increase based on Mr. Ray's criticality to our company and to align with competitive market data and Mr. Ray's target compensation with his internal peers.

Long-Term Incentives: PSU Design and Performance

Fiscal 2023–2025 PSU Awards

In August 2022, the Compensation and Talent Committee granted the fiscal 2023-2025 PSUs to our named executive officers, with an updated design. The committee evaluated the changes to the PSU design in multiple meetings before approving the design summarized below. In updating the PSU design, the committee concluded that the new design would: (i) better align our named executive officers' compensation with our financial and operational performance and incentivize the high-performing team assembled by our CEO over the past few years to execute on our strategy; (ii) provide better line of sight for our named executive officers with respect to our LTI program targets; and (iii) align the interests of our named executive officers with the interests of our stockholders by rewarding sustained financial and operational performance that the committee believes will result in strong market performance.

The table below summarizes the changes adopted for the fiscal 2023-2025 PSUs compared to the fiscal 2022-2024 PSUs and the committee's rationale in adopting those changes.

PSU Terms	Fiscal 2022-2024 PSUs	Fiscal 2023-2025 PSUs	Rationale For Change
Metrics	• 25% Revenue • 25% Non-GAAP EPS • 50% Relative TSR	• 50% Revenue • 50% Non-GAAP EPS	• Revenue and non-GAAP EPS represent long-term value drivers for our stockholders • The Compensation and Talent Committee believes that focusing on strong operational performance is the best path to long-term value creation
Performance Periods	• Three-year targets • Relative MPA modifier (as defined below) to reflect market conditions	• 3x1-year annual targets • Payout determined by average at the end of three years • No relative MPA modifier	• Limited visibility in setting three-year targets in a highly cyclical industry • Relative MPA modifier mitigated market cyclicality, but executive officers lacked line of sight to final targets • Payout using the average of annual performance in updated design ensures performance in all three years impacts payouts
Upside Incentive	• N/A	• Upside incentive of 10%-50% of the underlying three-year average financial metric payout • Based on three-year stock price CAGR • No upside incentive if the three-year average financial metric payout is zero	• Links incentive opportunity to sustained share price performance over three years


THREE-YEAR PERFORMANCE PERIOD
FISCAL 2023
One-Year Revenue
One-Year non-GAAP EPS
FISCAL 2024
One-Year Revenue
One-Year non-GAAP EPS
FISCAL 2025
One-Year Revenue
One-Year non-GAAP EPS
Three-Year Average Payout % (0%-200%)
+
Three-Year Stock Price CAGR
Upside Incentive %
5%
10%
10%
20%
15%
50%

As noted in the table below, we achieved below threshold performance level during year one of the PSU measurement period; the 0% payout for fiscal 2023 will be averaged with the payouts calculated for fiscal 2024 and fiscal 2025 to determine the final payout on the fiscal 2023-2025 PSU awards.

Following our summer 2023 stockholder engagement, the Compensation and Talent Committee further refined certain features of our PSU design for the fiscal 2024-2026 PSUs, as described in the section entitled "Fiscal 2024 Decisions Following Stockholder Engagement" on page 47.

Fiscal 2023-2025 PSU Performance (Year One of Three)

Financial Metrics	Threshold (50%) ($)	Target (100%) ($)	Maximum (200%) ($)	Actual Performance ($)	Achievement Rate	Year One Payout %
One-Year Revenue (50%) (in millions)	14,886	17,513	20,140	12,318	70%	0%
One-Year Non-GAAP EPS (50%)[(1)]	2.94	3.92	5.10	(3.59)	-92%	0%
Weighted Payout:						0%

(1) See Appendix A to this Proxy Statement for a reconciliation of GAAP EPS to non-GAAP EPS.

Fiscal 2023 Payout %	Fiscal 2024 Payout %	Fiscal 2025 Payout %	Three-Year Average Payout %
0%	TBD	TBD	TBD

Performance of Fiscal 2021-2023 PSUs

The PSUs granted in fiscal 2021 reflected the following design:


Target Award
(# Performance Units Granted)
×
Relative MPA Modifier
Three-Year Revenue (25%)
Three-Year Non-GAAP EPS (25%)
+
Three-Year Relative TSR (50%)
=
Final Payout (Capped at 200%; Relative TSR Units Capped at 100% if Absolute TSR is Negative)

- **Financial Performance Metrics (50% Weighting)**
  - The fiscal 2021–2023 PSUs included three-year performance periods for the financial metrics (revenue and non-GAAP EPS) that were subject to a pre-established, objective adjustment at the end of the performance period in a relative proportion (up or down) by which the total market for our products (measured by revenue) during the period exceeded or fell short of the total market forecast approved by the committee at the time the goals were established, as reported by industry analysts. We refer to the relative market performance adjustment in this Proxy Statement as "relative MPA." The relative MPA modifier helped ensure that we pay for performance relative to the market demand and opportunity available to us.
  - The actual market for our products was lower than forecast when the fiscal 2021–2023 PSU goals were established, thus applying the relative MPA modifier resulted in a decrease in the target level of performance for both revenue and non-GAAP EPS metrics relative to the targets established at grant for the PSU performance period that ended in fiscal 2023.
- **Relative TSR Metric (50% Weighting)**
  - The fiscal 2021-2023 PSUs included a three-year TSR metric that measured our stock performance relative to a TSR peer group consisting of the constituents of the S&P 500 Index as of the beginning of the performance period.

FISCAL 2021-2023 PERFORMANCE PERIOD ACHIEVEMENT

- **Three-Year Financial Metrics**

Financial Metrics (50% Weighting)	Threshold (50%) ($)	Original Target (100%) ($)	Maximum (200%) ($)	Target After Applying Relative MPA Modifier (100%) ($)	Actual Performance ($)	Achievement Rate	Payout %
Three-Year Revenue (25%) (in millions)	45,835	53,924	62,013	47,930	48,033	100.2%	101%
Three-Year Non-GAAP EPS (25%)[1]	10.60	14.13	18.37	9.65	9.19	95.2%	91%
Weighted Payout:							96%

[1] See Appendix A to this Proxy Statement for a reconciliation of GAAP EPS to non-GAAP EPS.

- **Three-Year Relative TSR Metric**

Relative TSR (50% Weighting)	S&P 500 Constituents Relative TSR	Relative TSR Units Payout %	WDC Three-Year Relative TSR	WDC Percentile Relative to S&P 500 Peer Group	Payout %
75th percentile	71.98%	200%			
50th percentile	39.28%	100%	-11.73%	12th percentile	0%
25th percentile	13.39%	25%			

FISCAL 2021-2023 PSUs PAYOUTS

Fiscal 2021–2023 PSUs	Three-Year Financial Metrics	Three-Year Relative TSR	Aggregate Award Payout
Weighting	50%	50%	100%
Payout %	96%	0%	48%

NAMED EXECUTIVE OFFICER PAYOUTS FOR FISCAL 2021-2023 PSUs

Named Executive Officer[1]	Target Payout (100%) (# of Shares)	Actual Payout (# of Shares)
David V. Goeckeler	190,930	91,646
Robert W. Soderbery	49,182	23,607
Michael C. Ray	29,004	13,921
Srinivasan Sivaram	49,720	23,865

[1] Mr. Jabre joined our company in fiscal 2022 and thus did not receive a fiscal 2021-2023 PSU.

Other Program Features and Policies

Perquisites	We provide our executive officers with limited perquisites and other personal benefits, consisting principally of a $5,000 annual allowance for financial planning services (net of taxes) and, in very limited circumstances, tax gross-ups for certain payments. Any tax gross-ups paid to our named executive officers are disclosed in our "Fiscal 2021-2023 Summary Compensation Table."
401(k) Plan Benefits	We provide retirement benefits to our executive officers and other eligible employees under the terms of our 401(k) Plan. Eligible employees may contribute up to 85% of their annual cash compensation up to a maximum amount allowed by the Internal Revenue Code, and are also eligible for any matching contributions; in February 2023, we suspended our 401(k) matching contributions in the context of a challenging market environment. Our executive officers participate in our 401(k) Plan on substantially the same terms as our other participating employees. We do not maintain any defined benefit supplemental retirement plans for our executive officers.
Deferred Compensation Opportunities	Our executive officers and certain other key employees who are subject to U.S. federal income taxes are eligible to participate in our Deferred Compensation Plan. Participants can elect to defer certain compensation without regard to the tax code limitations applicable to tax-qualified plans. We did not make any company matching or discretionary contributions to our Deferred Compensation Plan on behalf of participants in fiscal 2023.
Severance Protections	Outside a change in control context, we view severance protections as only appropriate in the event the employment of an executive officer is involuntarily terminated without "cause." These severance payments and benefits are appropriate considering severance protections available to executive officers in the companies in our proxy peer group and are an important component of each executive officer's overall compensation.
Change in Control Protections	A transaction involving a change in control of our company creates uncertainty regarding the continued employment of our executive officers. To encourage our executive officers to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide our executive officers with additional severance protections under our Change in Control Severance Plan. We also provide these severance protections to help ensure that our executive officers can objectively evaluate change in control transactions that may be in the best interests of our stockholders despite the potential negative consequences such transactions may have on them personally. Benefits under our Change in Control Severance Plan require a double trigger for payment and the plan does not provide any tax gross-up payments for participants. Please see the section entitled "Executive Compensation Tables and Narratives— Potential Payments upon Termination or Change in Control" for a description and quantification of the potential payments that may be made to our named executive officers in connection with their termination of employment or a change in control of our company.
Employment Agreements	None of our executive officers is currently party to an employment agreement with us.

Compensation Recovery (Clawback) Policy	Our Board of Directors has adopted a compensation recovery (clawback) policy where in the event of a restatement of our audited financial statements involving misconduct by an executive officer, a Board committee will consider whether such officer engaged in intentional financial accounting misconduct such that the officer should disgorge any equity award proceeds (including PSUs, RSUs and stock options) or cash bonuses attributable to such misconduct. We intend to amend our clawback policy or adopt a new clawback policy consistent with the requirements of Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within the prescribed deadline required by the final Nasdaq listing standards implementing such rule.
Misconduct Policies	We maintain several policies relating to employee misconduct. In the event an executive officer's employment is terminated for cause due to their misconduct or violation of company policy, among other reasons, they will forfeit all outstanding incentives, including unearned or unvested LTI and STI awards. In addition, the executive officer would not be eligible for severance payments or benefits.
Policies Prohibiting Hedging, Pledging and Short Sale or Derivative Transaction	Our insider trading policy prohibits our executive officers (as well as our other employees and members of our Board of Directors) from engaging in hedging transactions or speculative transactions involving our company's securities and from pledging company securities. Prohibited transactions include hedging or monetization transactions, such as prepaid variable forwards, equity swaps, collars and exchange funds that are designed to hedge or offset any decrease in the market value of our company's securities, shorts sales, transactions in derivative securities, such as publicly traded options, related to our company's securities and margining our company's securities in a margin account or otherwise pledging company securities as collateral for a loan.
Executive Stock Ownership Guidelines	We maintain executive stock ownership guidelines covering our executive officers, including our named executive officers, to help link the interests of our stockholders with those of our executive officers. The guidelines provide that each executive officer must achieve ownership of a number of "qualifying shares" with a market value equal to the specified multiple of the officer's base salary in effect upon the date he or she first becomes subject to the guidelines shown below.

Position	Multiple
CEO	6 x Salary
President, CFO and Division Presidents	3 x Salary
Executive Vice Presidents	2 x Salary
Senior Vice Presidents	1 x Salary

Each executive officer must achieve ownership of the required market value of shares within three years of becoming subject to the guidelines. Common stock, RSUs, PSUs, deferred stock units and common stock beneficially owned by the executive officer all count towards the requirement, but shares the officer has a right to acquire through exercising stock options (whether or not vested) are not counted. All of our current executive officers who are subject to these guidelines have achieved their required ownership level as of the date of this Proxy Statement.

Executive Compensation Tables and Narratives

Fiscal 2021-2023 Summary Compensation Table

The following table presents information regarding compensation earned for fiscal 2023, 2022 and 2021 by our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
David V. Goeckeler Chief Executive Officer	2023	1,144,231	—	9,881,692	—	5,769	11,031,692
	2022	1,250,000	—	28,860,629	2,017,559	9,150	32,137,338
	2021	1,250,000	—	12,487,789	3,346,875	8,700	17,093,364
Wissam G. Jabre Executive Vice President and Chief Financial Officer	2023	572,115	250,000[5]	3,207,172	—	194,835	4,224,122
	2022	262,019	250,000[5]	8,499,981	279,994	20,295	9,312,289
Robert W. Soderbery Executive Vice President and General Manager, Flash Business	2023	649,923	—	2,530,139	—	3,277	3,183,339
	2022	710,000	—	4,750,802	705,456	9,150	6,175,408
	2021	546,154	1,000,000	9,215,426	994,546	8,700	11,764,826
Michael C. Ray Executive Vice President, Chief Legal Officer and Secretary	2023	572,115	500,000[6]	1,781,758	—	6,347	2,860,220
	2022	625,000	500,000[6]	5,311,230	615,156	23,612	7,074,998
	2021	625,000	500,000[6]	3,761,581	789,570	7,603	5,683,754
Srinivasan Sivaram Former President, Technology and Strategy	2023	686,538	—	2,672,630	—	24,245	3,383,413
	2022	750,000	—	7,962,155	857,700	28,391	9,598,246
	2021	744,231	—	7,876,938	1,366,408	26,741	10,014,318

[1] In February 2023, the Compensation and Talent Committee approved a 20% reduction of salary for our senior leadership, including our named executive officers, through the end of fiscal 2023.

[2] The amounts shown reflect the aggregate grant date fair value of stock awards granted in the applicable fiscal year computed in accordance with ASC 718. These amounts were calculated based on the assumptions described in Note 13 in the Notes to Consolidated Financial Statements included in our 2023 Annual Report on Form 10-K. For PSU awards granted in fiscal 2023, amounts only include the grant date fair value of the PSUs related to the fiscal 2023 performance period because only the annual targets for such performance period were established in fiscal 2023, and thus, only such portion of the award is deemed granted for financial accounting purposes. The grant date fair value of the remaining PSUs under the fiscal 2023-2025 PSU awards will be reflected in the summary compensation table in future fiscal years as the associated annual targets are established and such portions are deemed granted for financial accounting purposes.

The following amounts represent the grant date fair value of PSU awards granted to our named executive officers during fiscal 2021, 2022 and 2023 assuming the probable outcome of the awards on the grant date and assuming maximum performance under the awards for fiscal 2023. We considered the probable outcome of the awards based on the target level of performance for PSUs except for PSUs that are subject to relative TSR or stock price CAGR conditions, which were determined using a Monte Carlo simulation. As stated above, for the fiscal 2023-2025 PSUs, only the grant date fair value for the fiscal 2023 performance period has been included because only such portion of the award is deemed granted for financial accounting purposes. The dollar value of the awards included in the summary compensation table for the year of grant is based on the probable outcome of the awards on the grant date and do not reflect actual payouts.

Named Executive Officer	Grant Date Fair Value of PSU Awards Based on Probable Outcome on the Grant Date for:			Grant Date Fair Value of PSU Awards at Maximum Performance for:
	2021 ($)	2022 ($)	2023 ($)	2023 ($)
David V. Goeckeler	7,687,796	10,018,906	3,851,500	11,554,499
Wissam G. Jabre	—	—	957,196	2,871,587
Robert W. Soderbery	1,940,476	1,975,846	755,146	2,265,438
Michael C. Ray	1,167,846	1,217,498	531,802	1,595,407
Srinivasan Sivaram	2,001,976	2,087,219	797,673	2,393,020

[3]   Reflects each named executive officer's STI payout for the corresponding fiscal year.

[4]   The table below summarizes all other compensation to each of our named executive officers for fiscal 2023:

Name	Perquisites ($)	401(k) Plan Company Matching Contributions ($)
David V. Goeckeler	—	5,769
Wissam G. Jabre	190,012[a]	4,823
Robert W. Soderbery	—	3,277
Michael C. Ray	—	6,347
Srinivasan Sivaram	19,941[b]	4,304

[a]   The amount shown reflects a one-time relocation benefit for Mr. Jabre's relocation from Austin, Texas to the San Jose area under our executive relocation policy of $187,390 (including a tax gross up of $93,864) and a taxable life insurance benefit of $2,622.

[b]   The amount shown reflects a taxable life insurance benefit of $7,524, a patent award of $2,500 and reimbursed financial planning services of $9,917.

[5]   In connection with his appointment as Executive Vice President and CFO, in February 2022, Mr. Jabre received a sign-on cash award of $500,000, half of which was payable in fiscal 2022 and the other half payable in fiscal 2023.

[6]   To induce Mr. Ray to remain with our company after receiving an employment offer from another large technology company, Mr. Ray received a cash retention award in the amount of $2,000,000, payable with respect to $500,000 in each of fiscal 2020–2023.

Fiscal 2023 Grants of Plan-Based Awards Table

The following table presents information regarding all grants of plan-based awards made to our named executive officers during fiscal 2023.

Name	Award Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[1]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
David V. Goeckeler	STI		1,001,202	2,002,404	4,004,809	—	—	—	—	—
	PSUs[2]	8/25/22	—	—	—	31,467	62,933	188,799	—	3,851,500
	RSUs[3]	8/25/22	—	—	—	—	—	—	125,865	6,030,192
Wissam G. Jabre	STI		343,269	686,538	1,373,076	—	—	—	—	—
	PSUs[2]	8/20/22	—	—	—	7,867	15,733	47,199	—	957,196
	RSUs[3]	8/20/22	—	—	—	—	—	—	47,199	2,249,976
Robert W. Soderbery	STI		389,954	779,908	1,559,815	—	—	—	—	—
	PSUs[2]	8/20/22	—	—	—	6,206	12,412	37,236	—	755,146
	RSUs[3]	8/20/22	—	—	—	—	—	—	37,235	1,774,992
Michael C. Ray	STI		286,058	572,115	1,144,230	—	—	—	—	—
	PSUs[2]	8/20/22	—	—	—	4,371	8,741	26,223	—	531,802
	RSUs[3]	8/20/22	—	—	—	—	—	—	26,221	1,249,955
Srinivasan Sivaram[4]	STI		411,923	823,846	1,647,691	—	—	—	—	—
	PSUs[2]	8/20/22	—	—	—	6,556	13,111	39,333	—	797,673
	RSUs[3]	8/20/22	—	—	—	—	—	—	39,332	1,874,956

[1] The amounts shown reflect the grant date fair value of the award computed in accordance with ASC 718. These amounts were calculated based on the assumptions described in Note 13 in the Notes to Consolidated Financial Statements included in our 2023 Annual Report on Form 10-K. The grant date fair value for such PSU awards, at the probable outcome, is based on the value of our common stock on (i) August 20, 2022 using a Monte Carlo simulation, which resulted in a simulated award value of $60.84 per share based on certain assumptions for all the named executive officers other than Mr. Goeckeler, and (ii) for Mr. Goeckeler, on August 25, 2022 using a Monte Carlo simulation, which resulted in a simulated award value of $61.20 per share based on certain assumptions.

[2] Represents an annual LTI PSU award granted to the named executive officer for the three-year performance period covering fiscal 2023 through 2025, subject to cliff vesting on August 20, 2025, based on our achievement of specified revenue and non-GAAP EPS performance goals and absolute stock price CAGR that correspond to specific payout percentages ranging between 0% and 300% of the target number of stock units subject to the award. Under financial accounting rules, an award is not deemed granted and the grant date fair value for a PSU award is not determined until the fiscal year in which the performance metrics are established. The performance metrics are annually determined by the committee for each of fiscal years 2023, 2024 and 2025. Accordingly, only the grant date fair value for the portion attributable to fiscal 2023 annual targets is reflected.

[3] Represents an annual LTI RSU award granted to the named executive officer, which is scheduled to vest with respect to 25% on the first anniversary of the grant date and 6.25% quarterly thereafter for three years.

[4] Dr. Sivaram voluntarily terminated employment with our company on September 6, 2023 and satisfied the requirements for a "qualified retiree", which provided him retirement benefits with respect to certain equity awards. Please see the section entitled "Qualified Retirement" below for a summary of retirement benefits. He forfeited all other unvested awards upon termination.

Description of Compensation Arrangements for Named Executive Officers

Non-Equity Incentive Plan Compensation and Awards

Our named executive officers are eligible to receive cash incentive awards on an annual basis under the STI plan. See the section entitled "Executive Compensation—Compensation Discussion and Analysis" for a more detailed description of the STI plan.

Equity-Based Awards

Each RSU and PSU award reported in the "Fiscal 2023 Grants of Plan-Based Awards Table" was granted by the Compensation and Talent Committee under, and is subject to, the terms of our 2021 Long-Term Incentive Plan.

Our named executive officers are not entitled to voting rights with respect to their stock units (PSUs and RSUs). However, if we pay an ordinary cash dividend on our outstanding shares of common stock, the named executive officer will have the right to receive a dividend equivalent with respect to any unpaid stock unit (whether vested or not) held as of the record date for the dividend payment, which will not be payable until the award vests.

Additional information regarding the vesting acceleration provisions applicable to equity awards granted to our named executive officers is included in the section entitled "Potential Payments upon Termination or Change in Control" below.

Outstanding Equity Awards at Fiscal 2023 Year-End Table

The following table presents information regarding the current holdings of stock options and stock awards (and corresponding dividend equivalents) held by each of our named executive officers as of June 30, 2023. The amount shown for the market value of the stock awards is based on the closing price of our common stock on June 30, 2023 ($37.93).

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David V. Goeckeler	9/3/2020	—	—	—	—	63,643[1]	2,413,979	—	—
						91,646[2]	3,476,133	—	—
	8/27/2021	—	—	—	—	53,366[3]	2,024,172	17,789[4]	674,737
								71,157[5]	2,698,985
	6/15/2022	—	—	—	—	70,070[6]	2,657,755	—	—
	8/25/2022	—	—	—	—	125,865[3]	4,774,059	94,399[7]	3,580,554
Wissam G. Jabre	2/20/2022	—	—	—	—	54,024[8]	2,049,130	—	—
	6/15/2022	—	—	—	—	40,040[9]	1,518,717	—	—
	8/20/2022	—	—	—	—	47,199[3]	1,790,258	23,601[7]	895,186
Robert W. Soderbery	9/21/2020	—	—	—	—	24,590[1]	932,699	—	—
						23,607[2]	895,414	—	—
	8/27/2021	—	—	—	—	15,786[3]	598,763	3,508[4]	133,058
								14,033[5]	532,272
	6/15/2022	—	—	—	—	10,010[9]	379,679	—	—
	8/20/2022	—	—	—	—	37,235[3]	1,412,324	18,618[7]	706,181
Michael C. Ray	9/4/2019	—	—	—	—	6,766[1]	256,634	—	—
	9/3/2020	—	—	—	—	14,502[1]	550,061	—	—
						13,921[2]	528,024	—	—
	8/27/2021	—	—	—	—	9,728[3]	368,983	2,162[4]	82,005
								8,647[5]	327,981
	6/15/2022	—	—	—	—	30,030[9]	1,139,038	—	—
	8/20/2022	—	—	—	—	26,221[3]	994,563	13,111[7]	497,300
Srinivasan Sivaram[10]	8/3/2016	32,606	—	44.78	8/3/2023	—	—	—	—
	9/4/2019	—	—	—	—	8,661[1]	328,512	—	—
	9/3/2020	—	—	—	—	24,860[1]	942,940	—	—
						23,865[2]	905,199	—	—
	8/27/2021	—	—	—	—	16,677[3]	632,559	3,706[4]	140,569
								14,824[5]	562,274
	6/15/2022	—	—	—	—	40,040[9]	1,518,717	—	—
	8/20/2022	—	—	—	—	39,332[3]	1,491,863	19,667[7]	745,969

[1] These RSU awards are scheduled to vest in substantially equal annual installments over four years.

[2] Reflects the portion of a PSU award that has been credited based on achievement of the performance goals but remained subject to a service requirement through September 3, 2023.

(3) This RSU award is scheduled to vest as to 25% of the underlying shares on the first anniversary of the grant date, and as to an additional 6.25% of the underlying shares at the end of each three-month period thereafter until the award is fully vested on the fourth anniversary of the grant date.

(4) These PSU awards are scheduled to vest on August 27, 2024 based on achievement of specified relative TSR for the three-year performance period covering fiscal 2022 through 2024. The awards will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 200% of the target number of stock units subject to the awards. The numbers above reflect payment at threshold level, which is 25% of the target number of stock units.

(5) These PSU awards are scheduled to vest on August 27, 2024 based on achievement of specified revenue and non-GAAP EPS goals for the three-year performance period covering fiscal 2022 through 2024. The awards will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 200% of the target number of stock units subject to the awards. The numbers above reflect payment at target level, which is 100% of the target number of stock units.

(6) This RSU award is scheduled to vest as to 30% of the underlying shares on the first anniversary of the grant date, and as to an additional 70% of the underlying shares on the second anniversary of the grant date.

(7) This PSU award is scheduled to vest on August 20, 2025 based on achievement of revenue and non-GAAP EPS annual targets set for the three-year performance period covering fiscal 2023 through 2025. The awards will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 300% of the target number of stock units subject to the awards. Although the fiscal 2024 and 2025 performance targets were not set during fiscal 2023 (and thus such portions were not deemed granted during fiscal 2023), the stock units relating to such portions have been included above. The numbers above reflect payment at threshold level, which is 50% of the target number of stock units of the full award, based on the trending performance as of the end of fiscal 2023. Because the performance metrics for fiscal 2024 and 2025 were not set during fiscal 2023, the numbers above reflect the trending performance based solely on achievement of the fiscal 2023 targets.

(8) This RSU award is scheduled to vest in substantially equal annual installments over three years.

(9) These RSU awards are scheduled to vest in substantially equal annual installments over two years.

(10) Dr. Sivaram voluntarily terminated employment with our company on September 6, 2023 and satisfied the requirements for a "qualified retiree", which provided him retirement benefits with respect to certain equity awards. Please see the section entitled "Qualified Retirement" below for a summary of retirement benefits. He forfeited all other unvested awards upon termination.

Fiscal 2023 Option Exercises and Stock Vested Table

The following table presents information regarding the amount realized upon the exercise of stock options and the vesting of stock unit awards for our named executive officers during fiscal 2023.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
David V. Goeckeler	—	—	540,961	20,908,305
Wissam G. Jabre	—	—	67,053	2,768,044
Robert W. Soderbery	—	—	110,785	4,011,004
Michael C. Ray	—	—	71,181	2,868,390
Srinivasan Sivaram	—	—	116,004	4,583,310

(1) The value realized on the vesting of stock awards (and corresponding dividend equivalents) is based on the closing price of our common stock on the applicable vesting date (or, for PSUs, the applicable payment date) of the awards.

Fiscal 2023 Non-Qualified Deferred Compensation Table

We permit our named executive officers and other key employees to elect to receive a portion of their compensation reported in the "Fiscal 2021–2023 Summary Compensation Table" on a deferred basis under our Deferred Compensation Plan. Under the plan, each participant may elect to defer up to 80% of his or her eligible compensation that may be earned during the following year. Amounts may be deferred until a specified date, retirement, disability or death. Emergency hardship withdrawals are also permitted under the plan.

The following table presents information regarding the contributions to, investment earnings, distributions and total value of our named executive officers' balances under our Deferred Compensation Plan during fiscal 2023, including as to RSUs that vested but as to which payment was deferred.

Name	Executive Contributions in 2023 ($)	Registrant Contributions in 2023 ($)	Aggregate Earnings in 2023 ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at June 30, 2023 ($)[2]
David V. Goeckeler	—	—	—	—	—
Wissam G. Jabre	—	—	—	—	—
Robert W. Soderbery	—	—	—	—	—
Michael C. Ray	—	—	—	—	—
Srinivasan Sivaram	214,425	—	146,227	190,092	1,548,053

[1] The amounts reported are not considered to be at above-market rates under applicable SEC rules and were therefore not included in the "Fiscal 2021-2023 Summary Compensation Table" above.

[2] The balances reported represent compensation already reported in the "Fiscal 2021-2023 Summary Compensation Table" above and its equivalent table in prior years' proxy statements, except for the earnings on contributions that are not considered to be at above-market rates and for amounts earned while the individual was not a named executive officer.

Potential Payments upon Termination or Change in Control

Change in Control—Termination without Cause or For Good Reason

Our named executive officers may be entitled to severance benefits under our Change in Control Severance Plan. Generally, the severance benefits are payable if we terminate the named executive officer's employment without "cause" or the named executive officer voluntarily terminates employment for "good reason" within twelve months after a change in control.

For these purposes:

- "Change in control" generally means an acquisition by any person or group of more than one-third of our stock, certain majority changes in our Board of Directors over a period of not more than two years, mergers and similar transactions that result in a 50% or greater change in our ownership, and certain liquidations and dissolutions of our company

- "Cause" generally means the commission of certain crimes by the executive officer, the executive officer's willful engagement in fraud or dishonest conduct, refusal or failure to perform certain duties, breach of fiduciary duty, or breach of certain other violations of company policy

- "Good reason" generally means a material diminution in the executive officer's authority, duties or responsibilities, a material diminution in the executive officer's base compensation, certain relocations of the executive's employment, or a material breach by us (or our successor) with respect to our obligations under our Change in Control Severance Plan

For each of our named executive officers, the severance benefits generally consist of the following as a "Tier 1" participant:

- A lump sum payment equal to two times the sum of the executive officer's annual base compensation plus the target STI as in effect immediately prior to the change in control or as in effect on the date of notice of termination of the executive officer's employment with us, whichever is higher, plus any earned but not yet paid STI payments in respect of completed performance periods

- 100% vesting of any unvested outstanding equity awards granted to the executive officer by us, with any performance-based equity awards as to which the applicable performance period has not ended becoming vested at the target level (or, if more favorable, as otherwise provided in the agreement providing for a change in control)
- A lump sum payment equal to the applicable COBRA premium payments for a period of 24 months following the executive officer's termination

Involuntary Termination without Cause—No Change in Control

Our Executive Severance Plan, in conjunction with the terms and conditions of our equity awards, provides the following severance benefits to our named executive officers as Tier 1 participants in the event their employment is terminated without "cause" (generally as defined above).

- A lump sum cash payment of the executive officer's monthly base salary multiplied by 24 months
- Any earned but not yet paid STI payments in respect of completed performance periods and a pro rata STI payment based on the number of days in the applicable performance period during which the executive officer was employed at target performance
- For PSU awards, a prorated portion of the PSUs subject to the award will remain outstanding and vest, if at all, based on actual achievement of the performance goals over the entire performance period
- For RSU awards, acceleration of vesting of a prorated amount of RSUs
- Outplacement services at our expense for 12 months following the executive officer's termination of employment
- A lump sum payment equal to the applicable COBRA premium payments for a period of 18 months following the executive officer's termination

Payment of severance benefits under our Change in Control Severance Plan and Executive Severance Plan is conditioned upon the executive officer's execution of a valid and effective release of claims. In addition, no executive officer is entitled to a duplication of benefits under our Executive Severance Plan and any other severance plan, including our Change in Control Severance Plan.

Qualified Retirement

For RSUs granted prior to the fiscal 2022 annual grant, in the event an executive officer meets certain retirement criteria, a pro rata portion of the RSUs will accelerate. RSUs granted beginning with the fiscal 2022 annual grant no longer contained the acceleration benefit for an eligible retirement.

A pro rata portion of the target number of PSUs will remain outstanding and eligible to vest based on actual achievement of the performance goals over the performance period.

To be eligible for retirement, the executive officer must have five years of credited service with us and must also be at least age 55 at the time of retirement and his or her age plus total years of credited service must be at least 70.

Death

In the event of an executive officer's death, a pro rata portion of the RSUs will accelerate and a pro rata portion of the target number of PSUs will remain outstanding and eligible to vest based on actual achievement of the performance goals over the performance period.

Termination for Cause/Misconduct

In the event an executive officer's employment is terminated for cause due to, among other reasons, the executive officer's misconduct or violation of company policy, the executive officer will forfeit all outstanding incentives, including unearned or unvested LTI and STI awards. In addition, the executive officer would not be eligible for severance benefits.

Calculation of Potential Payments upon Termination or Change in Control

The table below presents our estimate of the benefits payable to our named executive officers, under the arrangements described above based on the following assumptions:

- Qualifying termination of employment and/or change in control occurred on June 30, 2023
- The price per share of our common stock is equal to the closing price of our common stock on June 30, 2023 ($37.93), the last trading day in fiscal 2023
- In the case of a change in control, our company does not survive the change in control, and all outstanding incentive awards are cashed out and terminated in the transaction
- Not included in the table below are payments each named executive officer earned or accrued prior to termination, such as the balances under our Deferred Compensation Plan and previously vested equity and non-equity incentive awards, which are more fully described and quantified in the tables and narratives above

Name	Compensation Element	Change in Control-No Termination (Awards Not Assumed) ($)[1]	Change in Control-With Termination Without Cause or For Good Reason ($)	Involuntary Termination Without Cause-No Change in Control ($)[2]	Qualified Retirement ($)[2][3]	Death ($)[2]
David V. Goeckeler	Cash Severance	—	5,500,000	3,750,000	—	—
	RSU Acceleration[4]	11,869,966	11,869,966	2,922,208	—	2,922,208
	PSU Acceleration[5]	19,801,015	19,801,015	13,227,645	—	13,227,645
	Continuation of Benefits[6]	—	40,787	27,735	—	—
	Value of Outplacement Services	—	—	3,200	—	—
	TOTAL	31,670,981	37,211,768	19,930,788	—	16,149,853
Wissam G. Jabre	Cash Severance	—	2,200,000	1,600,000	—	—
	RSU Acceleration[4]	5,358,106	5,358,106	813,130	—	813,130
	PSU Acceleration[5]	1,790,258	1,790,258	596,753	—	596,753
	Continuation of Benefits[6]	—	24	16	—	—
	Value of Outplacement Services	—	—	3,200	—	—
	TOTAL	7,148,364	9,348,388	3,013,099	—	1,409,883
Robert W. Soderbery	Cash Severance	—	2,499,200	1,817,600	—	—
	RSU Acceleration[4]	3,323,465	3,323,465	703,883	—	703,883
	PSU Acceleration[5]	4,342,340	4,342,340	3,045,943	—	3,045,943
	Continuation of Benefits[6]	—	59,452	44,758	—	—
	Value of Outplacement Services	—	—	3,200	—	—
	TOTAL	7,665,805	10,224,457	5,615,384	—	3,749,826
Michael C. Ray	Cash Severance	—	2,000,000	1,500,000	—	—
	RSU Acceleration[4]	3,309,286	3,309,286	711,964	436,036	711,964
	PSU Acceleration[5]	2,750,646	2,750,646	1,868,950	1,868,950	1,868,950
	Continuation of Benefits[6]	—	20,593	14,003	—	—
	Value of Outplacement Services	—	—	3,200	—	—
	TOTAL	6,059,932	8,080,524	4,098,117	2,304,986	2,580,914
Srinivasan Sivaram[7]	Cash Severance	—	2,640,000	1,920,000	—	—
	RSU Acceleration[4]	4,914,609	4,914,609	1,065,521	656,173	1,065,521
	PSU Acceleration[5]	4,502,291	4,502,291	3,132,866	3,132,866	3,132,866
	Continuation of Benefits[6]	—	59,452	44,758	—	—
	Value of Outplacement Services	—	—	3,200	—	—
	TOTAL	9,416,900	12,116,352	6,166,345	3,789,039	4,198,387

[1] None of our named executive officers' equity awards will automatically vest because a change in control event occurs. The amounts shown represent the estimated value of the acceleration of outstanding equity incentive compensation under our incentive compensation plans in connection with a change in control (regardless of whether a termination of employment also occurs) assuming that the awards were to be terminated in connection with the change in control and the Compensation and Talent Committee had not provided for the assumption, substitution or other continuation of the awards.

(2) For the PSU awards, where applicable, the amounts are prorated and assume achievement at 100% of the target level of performance for the performance period or, if applicable, the credited amount.

(3) As of June 30, 2023, only Dr. Sivaram and Mr. Ray met the requirements for a "qualified retiree" with respect to certain equity awards.

(4) The amounts shown are based on the intrinsic value of the portion of the RSU award that would have accelerated as of June 30, 2023. These intrinsic values were based on the closing price of our common stock on June 30, 2023 ($37.93).

(5) The amounts shown represent the target number of PSUs subject to the award that would have remained outstanding and eligible to vest in connection with the termination event and are based on the intrinsic value of those stock units as of June 30, 2023. These intrinsic values were calculated by multiplying (i) the closing price of our common stock on June 30, 2023 ($37.93), by (ii) the target number of PSUs or, if applicable, the credited amount, that would have remained outstanding and eligible to vest as of June 30, 2023.

(6) For purposes of the calculation for these amounts, expected costs have not been adjusted for any actuarial assumptions related to mortality, likelihood that the named executive officer will find other employment or discount rates for determining present value.

(7) Dr. Sivaram voluntarily terminated employment with our company on September 6, 2023. He received no severance benefits in connection with his termination. He satisfied the requirements for a "qualified retiree," which provided him retirement benefits with respect to certain equity awards. Please see the section entitled "Qualified Retirement" above for a summary of retirement benefits. He forfeited all other unvested equity awards upon termination.

CEO Pay Ratio

SEC rules require us to disclose the ratio of our CEO's annual total compensation to the annual total compensation of the "median compensated" employee of all our employees (the "Median Compensated Employee"), other than our CEO.

This pay ratio reported below is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll records and the methodology described below. Because SEC rules for identifying the Median Compensated Employee and calculating the CEO pay ratio based on the Median Compensated Employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions, the CEO pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies may have very different global workforce strategies, employment and compensation practices, and may utilize different methodologies, exclusions, estimates and assumptions in calculating and reporting their CEO pay ratio.

In identifying our Median Compensated Employee for our fiscal 2023 CEO pay ratio, we used "Target Total Cash," which includes base salary or base wages and target cash incentives. For hourly employees, we calculated base wages based on a reasonable estimate of hours worked during fiscal 2023 and the relevant employee's hourly wage rate as in effect on April 1, 2023. For salaried employees, we calculated base salary using the relevant employee's annual salary level as in effect on April 1, 2023. We annualized Target Total Cash for all permanent employees who did not work the full fiscal 2023.

To identify our Median Compensated Employee for fiscal 2023, we used our global employee population effective as of April 1, 2023. As of this date, our employee population was 55,960 employees, with approximately 85% of those employees located in Asia (including approximately 37% in Thailand, 16% in Malaysia and 12% in the Philippines), approximately 2% of those employees located in Europe, the Middle East and Africa and approximately 13% of those employees located in the U.S. Most of our employees in Asia are employed in our factories. This total includes all regular, part-time, supplemental and temporary employees with no exclusions.

The Median Compensated Employee for fiscal 2023 was an Operator 2, Manufacturing, in China. We calculated the Median Compensated Employee's annual total compensation in the same manner as our CEO's total compensation is calculated and reported above in the "Fiscal 2021-2023 Summary Compensation Table." The fiscal 2023 annual total compensation for the Median Compensated Employee was calculated at $11,519, and our CEO's annual total compensation was $11,031,692 (which, as discussed in footnote (2) to the "Fiscal 2021-2023 Summary Compensation Table," does not reflect the grant date fair value for the entirety of the PSUs granted to our CEO in fiscal 2023 as a result of accounting principles applicable to the reporting of the PSUs). The resulting ratio of annual total compensation of our CEO to our Median Compensated Employee for fiscal 2023 was 958 to 1.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K under the Exchange Act, we are providing the following information about the relationship between executive "compensation actually paid" (as computed in accordance with SEC rules) and certain financial performance measures. For further information concerning our pay-for-performance philosophy and how we align executive compensation with our performance, please see the section entitled "Compensation Discussion and Analysis" beginning on page 43.

The following tables and related disclosures provide information about (i) the total compensation of our principal executive officer ("PEO") and our non-PEO named executive officers (collectively, the "Other NEOs") as presented in the "Fiscal 2021-2023 Summary Compensation Table" above or its equivalent table in prior years' proxy statements; (ii) the "compensation actually paid" to our PEO and our Other NEOs, as calculated pursuant to Item 402(v) of Regulation S-K under the Exchange Act; (iii) certain financial performance measures; and (iv) the relationship between the "compensation actually paid" to those financial performance measures.

| | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Fiscal Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table for Other NEOs[1]	Average Compensation Actually Paid to Other NEOs[2]	Western Digital TSR[3]	DJ US Technology, Hardware & Equipment Index TSR[4]	Net Income (in millions)[5]	Revenue (in millions)[6]
2023	$11,031,692	($3,260,510)	$3,412,774	$623,444	$89	$208	($1,706)	$12,318
2022	$32,137,338	($9,097,124)	$8,508,836	($79,686)	$102	$138	$1,500	$18,793
2021	$17,093,364	$54,954,119	$8,238,315	$15,461,336	$165	$157	$821	$16,922

(1) The PEO was Mr. Goeckeler for all fiscal years in the table. The Other NEOs were: (i) for fiscal 2023, Messrs. Jabre, Soderbery, Ray and Sivaram; (ii) for fiscal 2022, Messrs. Jabre, Sivaram, Soderbery and Ray and Robert Eulau (our former CFO); and (iii) for fiscal 2021, Messrs. Sivaram, Soderbery, Ray and Eulau. The dollar amounts reported are the amounts reported for the PEO, or the average of the amounts reported for the Other NEOs, for each of the corresponding fiscal years in the "Total" column in our applicable Summary Compensation Table.

(2) The following table describes the adjustments, each of which is prescribed by the SEC rules, to calculate the "compensation actually paid" amounts from the Summary Compensation Table for each fiscal year. The Summary Compensation Table amounts and the "compensation actually paid" amounts do not reflect the actual amount of compensation earned by or paid to our executives during the applicable fiscal years, but rather are amounts determined in accordance with Item 402 of Regulation S-K under the Exchange Act. As reflected in the table below, pursuant to the applicable rules, the amounts in the "Stock Awards" column in the applicable Summary Compensation Table are subtracted from the amounts in the "Total" column and the values reflected in the table below are added or subtracted, as applicable.

| | Fiscal 2023 | | Fiscal 2022 | | Fiscal 2021 | |
Adjustments to ($)[a]	PEO	Other NEOs	PEO	Other NEOs	PEO	Other NEOs
Summary Compensation Table Total	11,031,692	3,412,774	32,137,338	8,508,836	17,093,364	8,238,315
Adjustments for stock awards and option awards:						
(Deduct): Stock awards and option awards totals as included in the Summary Compensation Table Total for the covered fiscal year	(9,881,692)	(2,547,924)	(21,018,859)[b]	(6,254,278)[c]	(12,487,789)	(6,137,499)
Add: Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end	4,774,059	1,422,252	13,317,356	4,006,229	29,876,934	12,015,628

Add/(Deduct): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	(2,580,211)	(404,646)	(2,675,083)	(717,290)	2,870,004	(6,900)
Add/(Deduct): Change as of the last day of the covered fiscal year (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year end	(6,604,358)	(1,259,012)	(30,857,876)	(4,571,347)	17,601,606	1,351,792
(Deduct): For awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year, the fair values as of the last day of the prior fiscal year	—	—	—	(1,111,013)	—	—
Add: Fair value as of the vesting date for awards granted and vested during the covered fiscal year	—	—	—	59,177	—	—
"Compensation Actually Paid" Amounts (as calculated)	(3,260,510)	623,444	(9,097,124)	(79,686)	54,954,119	15,461,336

(a)   Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant. The amounts shown with respect to our Other NEOs are the average amounts for such Other NEOs, as a group.

(b)   The amount shown in the "stock awards" column of the Summary Compensation Table for 2022 for our PEO includes a modification expense for our PEO's sign-on PSU award. Such PSU modification expense was not deducted from the Summary Compensation Table Total for purposes of these adjustments.

(c)   The value included in "other compensation" in the Summary Compensation Table for fiscal 2022 for RSU equity awards accelerated in connection with Mr. Eulau's separation has also been deducted from the Summary Compensation Table Total for Mr. Eulau, because the value of such acceleration is reflected in the fair value adjustments below for such awards.

(3)   TSR is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between our share price at the end of each fiscal year shown and the beginning of the measurement period by (b) our share price at the beginning of the measurement period.

(4)   The peer group used for this purpose is the Dow Jones U.S. Technology Hardware & Equipment Index.

(5)   The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable fiscal year.

(6)   The dollar amounts reported represent the amount of revenue reflected in our audited financial statements for the applicable fiscal year.

Financial Performance Measures

As described in greater detail under "Compensation Discussion and Analysis," our executive compensation programs reflect a pay-for-performance philosophy. The metrics that we use for both our short- and long-term incentives are selected to incentivize our named executive officers to create value for our stockholders. The most important financial performance measures used to link executive compensation actually paid to our named executive officers to our company's performance for the most recent fiscal year, are as follows:

- Revenue
- Non-GAAP EPS
- Non-GAAP Operating Income

Description of Certain Relationships between Information Presented in the Pay versus Performance Table

As described in greater detail under "Compensation Discussion and Analysis," our executive compensation programs reflect a pay-for-performance philosophy. While we utilize several performance measures to align executive compensation with our performance, all those measures are not presented in the Pay versus Performance table. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular fiscal year. In accordance with SEC rules, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

COMPENSATION ACTUALLY PAID VS TSR



- Compensation Actually Paid to PEO
- Average Compensation Actually Paid to Other NEOs
- Western Digital TSR
- DJ US Technology, Hardware & Equipment Index TSR

COMPENSATION ACTUALLY PAID VS NET INCOME



- Compensation Actually Paid to PEO
- Average Compensation Actually Paid to Other NEOs
- Net Income

COMPENSATION ACTUALLY PAID VS REVENUE



- Compensation Actually Paid to PEO
- Average Compensation Actually Paid to Other NEOs
- Revenue

Say on Pay Frequency Proposal

PROPOSAL 3

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON NAMED EXECUTIVE OFFICER COMPENSATION

At the Annual Meeting, stockholders will be asked to cast an advisory vote on how often we should include an advisory vote on named executive officer compensation in our proxy materials for future annual stockholder meetings (or a special stockholder meeting for which we must include executive compensation information in the proxy statement for that meeting).



Our Board of Directors recommends a vote to hold future advisory votes on named executive officer compensation every **ONE YEAR**

Board Recommendation and Vote Required for Approval

Board Recommendation

Our Board of Directors recommends that you vote, on a non-binding advisory basis, to hold future advisory votes on named executive officer compensation every **ONE YEAR** (as opposed to every two or every three years) so that stockholders may annually express their views on our executive compensation program. The Compensation and Talent Committee, which administers our executive compensation program, values the opinions expressed by stockholders in these votes and will consider the outcome of these votes in making future decisions on executive compensation. Stockholders are not voting to approve or disapprove our Board of Directors' recommendation.

Vote Required for Approval

The affirmative vote of a majority of the voting power of shares of our Voting Stock (as described in the section entitled "Additional Information—General Information About the Annual Meeting—Who Can Vote") represented in person or by proxy at the Annual Meeting and entitled to vote on this proposal is required to approve, on a non-binding advisory basis, a frequency option for future advisory votes on executive compensation. You may vote for ONE YEAR, TWO YEARS, THREE YEARS or ABSTAIN on this proposal. Proxies received by our Board of Directors will be voted for **ONE YEAR** on this Proposal 3 unless specified otherwise. If no frequency option receives the affirmative vote of a majority of the voting power of the Voting Stock, our Board of Directors will consider the option receiving the highest number of votes as the preferred option of our stockholders.

While this vote is nonbinding on our company and our Board of Directors, our Board and Compensation and Talent Committee value the opinions of our stockholders and will consider the outcome of this proposal when determining how frequently to conduct advisory votes on named executive officer compensation.

Equity Plan Proposal

PROPOSAL 4

APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR 2021 LONG-TERM INCENTIVE PLAN TO INCREASE BY 2.35 MILLION THE NUMBER OF SHARES OF OUR COMMON STOCK AVAILABLE FOR ISSUANCE UNDER THAT PLAN



Our Board of Directors recommends a vote **FOR** this Proposal 4 to approve the Amendment and Restatement of our 2021 Long-Term Incentive Plan

At the Annual Meeting, stockholders will be asked to approve an amendment and restatement of our 2021 Long-Term Incentive Plan (referred to in this proposal as the "Plan"). The amended and restated version of the Plan (the "Amended and Restated Plan") was adopted, subject to stockholder approval, by our Board on August 22, 2023.

- We are seeking to increase shares available for issuance under the Plan by 2.35 million shares, to allow for continued use of equity incentives. There are no other changes to the Amended and Restated Plan.
- This is a broad-based equity incentive plan: approximately 90% of equity awards granted under the Plan in fiscal 2023 were to employees other than our named executive officers.
- The additional shares, together with the shares currently available for future grants, are expected to cover grants for approximately one year based on current grant practices and other factors.

Competition for talent in our industry continues to significantly grow, and we believe that equity awards are critical to attracting and retaining the most talented employees in our industry. Stockholder approval of the proposed Amended and Restated Plan will allow us to continue to provide these important incentives to attract and retain talent.

In accordance with applicable listing rules, we may not increase the Plan's share limit without stockholder approval.

Overview and Rationale

Equity incentives are a significant component of our compensation programs for our named executive officers and our broader employee population.

Broad-Based Equity Program Supports Talent Retention

Under the Plan, approximately 90% of equity awards in fiscal 2023 were granted to employees other than our named executive officers. Further, a majority of equity awards granted in fiscal 2023 were awarded to our engineers, who are integral to maintaining our market leadership and innovation. All of our full-time employees, all members of our Board of Directors and certain consultants and advisors to our company are eligible to receive equity awards under the Plan, as determined by the plan administrator. Equity incentives are a core component of our competitive compensation program and help us to retain key talent throughout our company.

Alignment with Stockholder Interests

Equity awards represented approximately 81% of the target total direct compensation of our CEO in fiscal 2023, and 70% on average of the target total direct compensation of our other named executive officers in fiscal 2023. Under the annual fiscal 2023 LTI program for our named executive officers, 50% to 60% of the approved value of target awards were granted in PSUs contingent on the achievement of robust pre-established performance goals that help align management interests with those of our stockholders and reward long-term value creation. For additional information on our overarching pay-for-performance philosophy and the compensation arrangements in place for our named executive officers, please see the section entitled "Executive Compensation—Compensation Discussion and Analysis."

Our Granting Practices Provide for Prudent Use of Equity

Consistent with the Plan, the Amended and Restated Plan authorizes the grant of equity-based compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock, cash awards and other stock-based awards for the purpose of helping Western Digital secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of our company and any affiliate and provide a means by which the eligible award recipients may benefit from increases in the value of our common stock. Our Board of Directors monitors share usage to manage the dilutive impact of awards granted under our equity compensation plans. Consistent with the Plan, the Amended and Restated Plan incorporates a broad range of compensation and governance best practices, with some of the key features highlighted below. These highlights are qualified in their entirety by the full text of the Amended and Restated Plan, which has been filed as Appendix B to the version of this Proxy Statement filed with the SEC. As used below, references to the Plan also refer to the Amended and Restated Plan.

- **Director Compensation Limit.** The compensation paid to any one non-employee director in any one grant year (which consists of both cash and stock compensation, with stock compensation based on the fair market value of the shares on the grant date of the applicable award, using such valuation principles as determined by the plan administrator) may not exceed $900,000. This limit does not apply as to any compensation paid to an individual for services in a capacity other than as a non-employee director, even if such individual is, was or becomes a non-employee director. For these purposes, a "grant year" means the annual period commencing on the date of our annual meeting of stockholders and concluding on the day immediately preceding the next annual meeting of stockholders, or such other annual period as the administrator may determine in its discretion.
- **No Repricing of Stock Options or Stock Appreciation Rights.** Without stockholder approval, we may not reprice an outstanding stock option or stock appreciation right, except for equitable adjustments for certain corporate transactions, as further described below.
- **Dividends and Dividend Equivalents Not Payable on Awards until Vesting.** Dividends and dividend equivalents payable in connection with unvested restricted stock and restricted stock unit awards will only be paid out to the extent that the vesting requirements are satisfied and the shares underlying such awards vest.
- **No In-the-Money Stock Option or Stock Appreciation Right Grants.** Stock options and stock appreciation rights may not be granted with an exercise or base price less than the fair market value, generally the closing price of our common stock on the Nasdaq Stock Market on the grant date.
- **Clawback Policy.** Awards granted under the Plan are subject to our compensation recovery (clawback) policy.
- **Minimum Vesting Requirements.** Except in connection with certain limited circumstances as described below, the Plan provides that each award granted under the Plan will be subject to a minimum vesting period of one year. Awards may, however, be granted under the Plan with minimum vesting requirements of less than one year, or no vesting requirements, provided that the total number of shares of our common stock subject to such awards will not exceed 5% of the aggregate share limit.
- **Share Recycling.** Shares that are reacquired, withheld by us or otherwise not issued in connection with the exercise of stock options, the settlement of stock appreciation rights or the payment of required withholding taxes related to the exercise or settlement of stock options or stock appreciation rights will not be available again for new award grants under the Plan. However, shares that are reacquired or withheld by us as payment in connection with a full-value award (such as RSUs and PSUs) under the Plan, the 2017 Performance Incentive Plan or SanDisk Corporation 2013 Incentive Plan (the "SanDisk Plan", and together with the 2017 Performance Incentive Plan, the "Prior Plans"), as well as shares reacquired or withheld by us to satisfy the tax withholding obligations related to a full-value award under the Plan or the Prior Plans will be available for new award grants under the Plan.

As of September 7, 2023, a total of 11,701,118 shares of our common stock were subject to outstanding awards granted under the Plan, a total of 3,465,459 shares of our common stock were subject to outstanding awards granted under the 2017 Performance Incentive Plan (which will be available for new grants under the Plan if they expire or are forfeited, terminated, cancelled or otherwise reacquired prior to being vested or exercised, as applicable), and a total of 4,350,184 shares of our common stock were available for new award grants under the Plan (before giving effect to the increase in the aggregate share limit being requested in this Proposal 4). No new awards may be granted under the Prior Plans.

Historical Equity Award Information

Outstanding Awards under the Plan

The table below presents the number of shares, including dividend equivalents, which were subject to various outstanding equity awards at September 7, 2023 under the Plan, Prior Plans and all other assumed plans:

Outstanding Awards	2021 Long-Term Incentive Plan	All Other Plans[1]	Totals
Stock options (number of shares)	—	—	—
Weighted-average exercise price of stock options	—	—	—
Weighted-average remaining term of stock options (years)	—	—	—
Full-value awards (including corresponding dividend equivalents)[2]	11,701,118	3,465,459	15,166,577

[1] Reflects awards outstanding under our 2017 Performance Incentive Plan. We no longer have outstanding awards under the SanDisk Plan or any other assumed plans.

[2] The PSU awards included in this number are based on actual performance with respect to awards for which the performance period has ended and target level of performance (with respect to awards for which the performance period has not ended).

Our equity award mix favors the granting of full-value awards, which vest on the basis of continued service or attainment of long-term performance goals. These types of awards enable us to reduce our gross burn rate and limit dilution by granting fewer shares relative to the number of stock options that had been granted in prior years. In addition, based on feedback heard during our stockholder engagement process, we introduced the use of cash awards primarily for employees below director level to manage our burn rate and dilution. As of September 7, 2023, there were outstanding under the Plan: 10,831,822 unvested RSUs (including PSUs credited based on actual performance for completed performance periods that remain subject to service-based vesting requirements) and 869,296 PSUs with open performance-based vesting conditions (based upon the target level of performance).

Potential Dilution and Award Burn Rate Metrics

The following section includes additional information to help you assess the potential dilutive impact of our equity awards and the proposed Amended and Restated Plan.

The following table shows how our dilution and burn rate have changed over the past three fiscal years under the Plan and our prior 2017 Performance Incentive Plan. "Dilution" refers to the number of shares of our common stock that are subject to outstanding awards or remain available for new award grants. "Burn rate" refers to how many shares are subject to awards that we grant over a particular period of time. As to the number of shares of our common stock subject to RSU and PSU awards outstanding on any particular date, the information presented includes the crediting of dividend equivalents on the awards through that date, to the extent the dividend equivalents are payable in shares of our common stock. For historical PSU awards, the information presented is based on the target number of shares subject to the award (while the final vesting of the awards may range from 0% to 300% of the target number of shares subject to these awards based on performance over the performance period applicable to the awards).

Key Equity Metrics	Fiscal 2023	Fiscal 2022	Fiscal 2021	Three-Year Average (Fiscal 2021-2023)
Shares subject to awards granted during year[1]	6.6 million	6.9 million	8.8 million	7.4 million
Gross burn rate during year[2]	2.08%	2.21%	2.88%	2.39%
Net burn rate during year[3]	1.4%	1.31%	2.13%	1.61%
Dilution at end of year[4]	6.9%	8.05%	10.32%	8.42%
Full dilution at end of year[5]	6.45%	7.45%	9.35%	7.75%
Overhang at end of year[6]	4.4%	5.20%	5.72%	5.11%

[1] Reflects total gross number of shares subject to equity awards granted during the fiscal year and does not reflect subsequent forfeitures or cancellations.

[2] Gross burn rate is calculated by dividing the total number of shares subject to equity awards granted during the fiscal year by the total weighted-average number of shares outstanding during the period, and does not reflect subsequent forfeitures or cancellations.

(3)   Net burn rate is calculated by dividing the total number of shares subject to equity awards granted during the fiscal year by the total weighted-average number of shares outstanding during the period, and takes into account any cancelled or forfeited equity awards.

(4)   Dilution is calculated by dividing the sum of (i) the number of shares subject to equity awards outstanding at the end of the fiscal year, plus (ii) the number of shares available for future grants, by the number of shares outstanding at the end of the fiscal year.

(5)   Full dilution is calculated by dividing (i) the sum of (a) the number of shares subject to equity awards outstanding at the end of the fiscal year, plus (b) the number of shares available for future grants by (ii) the sum of (a) the number of shares outstanding at the end of the fiscal year, plus (b) the number of shares subject to equity awards outstanding at the end of the fiscal year, plus (c) the number of shares available for future grants.

(6)   Overhang is calculated by dividing the number of shares subject to equity awards outstanding at the end of the fiscal year by the number of shares outstanding at the end of the fiscal year.

The weighted-average number of shares of our common stock issued and outstanding in each of the last three fiscal years is reported in our Annual Report on Form 10-K for the respective fiscal year. The number of shares of our common stock issued and outstanding as of June 30, 2023 and September 7, 2023 was 321,840,450 shares and 324,145,421 shares, respectively.

We anticipate that the 2.35 million shares requested for the Amended and Restated Plan, together with the shares subject to outstanding awards under the Prior Plans as of the Amended and Restated Plan's effective date that become available for grant under the Amended and Restated Plan (as a result of forfeiture, termination, expiration, lapse, reacquisition or withholding), will provide us with flexibility to continue to grant equity awards under the Amended and Restated Plan for approximately one year based on current grant practices and other factors. This estimate assumes the reserving of sufficient shares to cover potential payment of performance-based awards at maximum payment levels and covering dividend equivalents that may be credited with respect to the awards based on our prior dividend payments. However, this is only an estimate, in our judgment, based on current circumstances. The 2.35 million shares requested represents 0.72% of the number of shares of our common stock issued and outstanding as of September 7, 2023.

The total number of shares that are subject to our award grants in any one year or from year-to-year may change based on a number of variables, including, without limitation, the value of our common stock (because higher stock prices generally require that fewer shares be issued to produce awards of the same grant date fair value), changes in competitors' compensation practices or changes in compensation practices in the market generally, changes in the number of employees, changes in the number of directors and officers, whether and the extent to which vesting conditions applicable to equity awards are satisfied, acquisition activity and the need to grant awards to new employees in connection with acquisitions, the need to attract, retain and incentivize key talent, the number of dividend equivalent rights outstanding, the extent to which they provide for settlement in our common stock and the amount and frequency of our dividend payments, the type of awards we grant and how we choose to balance total compensation between cash and equity awards.

The closing price of our common stock on the Nasdaq Stock Market on September 7, 2023 was $43.43 per share.

Summary Description of the Plan

The principal terms of the Amended and Restated Plan are summarized below. The following summary is qualified in its entirety by the full text of the Amended and Restated Plan, which has been included as Appendix B to the version of this Proxy Statement filed with the SEC. As used below, references to the Plan also refer to the Amended and Restated Plan.

Purpose

The Plan, through the granting of awards, is intended to help Western Digital secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of our company and any affiliate and provide a means by which the eligible award recipients may benefit from increases in the value of our common stock.

Administration

Our Board of Directors has the authority to administer the Plan, including the powers to: (i) determine who will be granted awards and what type of award, when and how each award will be granted, the provisions of each award (which need not be identical), the number of shares or cash value subject to an award and the fair market value applicable to an award; (ii) construe and interpret the Plan and awards granted thereunder and establish, amend and revoke rules and regulations for administration of the Plan and awards, including the ability to correct any defect, omission or inconsistency in the Plan or any award document; (iii) settle all controversies regarding the Plan and awards granted thereunder; (iv) accelerate or extend, in whole or in part, the time during which an award may be exercised or vested or at which cash or shares may be issued; (v) amend or terminate the Plan; (vi) submit any amendment to the Plan for stockholder approval; (vii) approve forms of award documents for use under the Plan and amend the terms of any one or more outstanding awards; (viii) generally exercise such powers and perform such acts as our Board may deem necessary or expedient to promote the best interests of our company and that are not in conflict with the provisions of the Plan or any award documents; and (ix) adopt procedures and sub-plans as are necessary or appropriate.

Subject to the provisions of the Plan, our Board may delegate all or some of the administration of the Plan to a committee of one or more directors and may delegate to one or more officers the authority to designate employees who are not officers to be recipients of options and stock appreciation rights (and, to the extent permitted by applicable law, other stock awards) and, to the extent permitted by applicable law, to determine the terms of such awards and the number of shares of common stock to be subject to such stock awards granted to such employees. Unless otherwise provided by our Board, delegation of authority by our Board to a committee or an officer will not limit the authority of our Board. All determinations, interpretations and constructions made by our Board (or another authorized committee or officer exercising powers delegated by our Board) in good faith will be final, binding and conclusive on all persons.

No Repricing

Neither an option nor a stock appreciation right may be modified to reduce the exercise price thereof nor may a new option, stock appreciation right or other award at a lower price be substituted or exchanged for a surrendered option or stock appreciation right (other than certain capitalization adjustments or substitutions in accordance with the Plan), unless such action is approved by our stockholders.

Eligibility

Persons eligible to receive awards under the Plan include officers and employees of our company or any of our subsidiaries, members of our Board of Directors and certain consultants and advisors. As of June 30, 2023, approximately 53,000 of our officers and employees (including all of our named executive officers), each of our eight non-employee directors and approximately 17 consultants, were considered eligible to receive awards under the Plan.

Aggregate Share Limit

The maximum number of shares of our common stock that may be issued or transferred pursuant to awards under the Plan (without giving effect to the proposed share increase) as of September 7, 2023 was 18,550,072, which is calculated as follows: 9.5 million shares minus 274,948 shares granted under the Prior Plans between September 5, 2021 and November 21, 2021 (the Plan's original effective date), plus 6,575,020, the number of shares under the Prior Plans that were forfeited, terminated, expired, lapsed without being exercised (to the extent applicable) or otherwise reacquired or withheld by Western Digital for tax withholding obligations between November 22, 2021 and September 7, 2023, plus 2.75 million, the number of shares added to the Plan as approved by our stockholders in 2022.

If stockholders approve this proposal, the number of shares available for award grant purposes under the Amended and Restated Plan from and after September 7, 2023 will be 20,900,072 shares (such total number of shares, the "share limit"), which is calculated as follows: 18,550,072 shares plus the proposed increase of 2.35 million shares.

This share limit will be adjusted to include any shares subject to outstanding awards under the Plan or the Prior Plans as of September 7, 2023 that on such date or thereafter are forfeited, terminated, expire, lapse without being exercised (to the extent applicable) or are otherwise reacquired or withheld by Western Digital for tax withholding obligations.

Additional Share Limits

The following other limits are also contained in the Plan. These limits are in addition to, and not in lieu of, the share limit for the Amended and Restated Plan described above.

- The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the Plan is 5 million. The maximum number of shares subject to stock options and stock appreciation rights that may be granted during any calendar year to any individual under the Plan is 1 million.

- The value of the shares subject to awards granted under the Plan, together with any cash compensation awarded to any one non-employee director in any one "grant year" may not exceed $900,000. This limit would not apply as to any award granted to an individual for services in a capacity other than as a non-employee director, even if such individual is, was or becomes a non-employee director.

To the extent that an award granted under the Plan is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the Plan. In the event that shares are delivered in respect of a dividend equivalent right granted under the Plan, only the actual number of shares delivered with respect to the award shall be counted against the share limits of the Plan. To the extent that shares are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares as to which the exercise relates shall be counted against the applicable share limits, as opposed to only counting the shares actually issued. Shares that are subject to or underlying awards granted under the Plan or options granted under the Prior Plans that are not paid or delivered (whether due to expiration, cancellation, termination, forfeiture, failure to vest or any other reason) will again be available for subsequent awards under the Plan. In addition, the Plan generally provides that shares issued in connection with awards that are granted by or become obligations of our company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the Plan.

Shares that are reacquired or withheld by us as full or partial payment in connection with a full-value award under the Plan or the Prior Plans, as well as shares reacquired or withheld by us to satisfy the tax withholding obligations related to a full-value award under the Plan or the Prior Plans, will not count against the share limit of and will be available for new award grants under the Plan. Shares that are reacquired or withheld by us in connection with the exercise of stock options, the settlement of stock appreciation rights or the payment of required withholding taxes on stock options or stock appreciation rights are not, however, available for new award grants.

Types of Awards

The Plan authorizes stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock awards, cash awards and other stock-based awards. The Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

Minimum Vesting Requirements

Except pursuant to any required accelerated vesting in connection with a change in control event or in connection with retirement, death or disability, or as described below, the Plan provides that each award granted under the Plan will be subject to a minimum vesting period of one year. Awards may, however, be granted under the Plan with minimum vesting requirements of less than one year, or no vesting requirements, provided that the total number of shares of our common stock subject to such awards will not exceed 5% of the aggregate share limit. This minimum vesting requirement under the Plan does not limit or restrict the administrator's discretion to accelerate or provide for the acceleration of vesting of any award in any circumstances it determines to be appropriate.

Deferrals

The administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The administrator may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

Change in Control

Unless provided otherwise in an award agreement or other agreement between a participant and Western Digital or a subsidiary or expressly provided by our Board of Directors at the time of grant, then in the event of a change in control, our Board will take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of the change in control:

- Arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the award or to substitute a similar stock award for the award (including, but not limited to, an award to acquire the same consideration per share paid to our stockholders pursuant to the change in control)

- Arrange for the assignment of any reacquisition or repurchase rights held by our company in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company)

- Accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such change in control as determined by our Board, with such award terminating if not exercised (if applicable) at or prior to the effective time of the change in control, and with such accelerated vesting (and if applicable, such exercise) reversed if the change in control does not become effective

- Arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by our company with respect to the award

- Cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the change in control, in exchange for such cash consideration, if any, as our Board, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled award

- Cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the change in control, in exchange for a payment equal to the excess, if any, of (A) the value in the change in control of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the change in control, over (B) any exercise price payable by such holder in connection with such exercise

Our Board need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award.

In the absence of any affirmative determination by our Board at the time of a change in control, each outstanding award will be assumed or an equivalent award will be substituted by such applicable successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent award, in which case the vesting of such award will accelerate in its entirety (along with, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such change in control as our Board will determine (or, if our Board does not determine such a date, to the date that is five days prior to the effective date of the change in control), with such award terminating if not exercised (if applicable) at or prior to the effective time of the change in control, and with such exercise reversed if the change in control does not become effective. However, the holder of a stock option or stock appreciation right will be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested stock options and stock appreciation rights (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days' notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

Transfer Restrictions

Subject to certain exceptions contained in the Plan, awards generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient's beneficiary or representative. In addition, the Plan provides that an award of restricted stock may not be transferred to any financial institution without prior stockholder approval.

Adjustments

Each share limit and the number and kind of shares available under the Plan and any outstanding awards, as well as the exercise or purchase prices of awards, are subject to adjustment in the event of certain corporate events. These events include reclassifications, recapitalizations, stock splits (including a stock split in the form of a stock dividend) or reverse stock split, mergers, combinations, consolidations, other reorganization, spin-off, split-up, similar extraordinary dividend distribution in respect of our common stock, exchange of common stock or other securities of our company, or other similar, unusual or extraordinary corporate events in respect of our common stock.

Termination of or Changes to the Plan

Our Board of Directors may amend or terminate the Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by our Board. No awards will be granted after the tenth anniversary of the Plan's initial effective date, November 22, 2021. Outstanding awards, as well as the administrator's authority with respect thereto, generally will continue following the expiration or termination of the Plan.

Material U.S. Federal Income Tax Consequences of Awards under the Plan

The material U.S. federal income tax consequences of the Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local or international tax consequences. As used below, references to the Plan also refer to the Amended and Restated Plan.

With respect to nonqualified stock options, we generally are entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, we generally are not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the Plan generally follow certain basic patterns: stock appreciation rights generally are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate income recognition as of the grant date); bonuses, cash and stock-based performance awards, dividend equivalents, stock units and other types of awards generally are subject to tax at the time of payment; and compensation otherwise effectively deferred generally is taxed when paid or underlying shares are delivered. In each of the foregoing cases, we generally will have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the Plan in connection with a "change in control" (as this term is used under the Internal Revenue Code), we may not be permitted to deduct the portion of the compensation paid to certain of our covered executives attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the Internal Revenue Code (and certain related excise taxes may be triggered).

Furthermore, Section 162(m) generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to a company's CEO and certain current and former executive officers. There can be no assurance that any compensation we award or pay will be fully deductible, and we reserve the right to award compensation that does not qualify for deductibility in such circumstances as we may consider appropriate. Awards under the Plan will not always be structured so as to be deductible for tax purposes.

Specific Benefits under the Plan

We have not approved any awards that are conditioned upon stockholder approval of the Amended and Restated Plan. The number and type of awards that we may grant in the future under the Plan is not determinable. If the Amended and Restated Plan had been in effect in fiscal 2023, we expect that award grants for fiscal 2023 would not have been substantially different from those actually made in that year under the Plan.

We will grant RSUs under the Plan to each of our non-employee directors immediately following the Annual Meeting, with the exception of Investor Designated Directors, regardless of whether the Amended and Restated Plan is approved by stockholders. These annual grants are made under our Non-Employee Director Restricted Stock Unit Grant Program and determined based on the closing price of our common stock on the Nasdaq Stock Market on the grant date and are not contingent on stockholder approval of the Amended and Restated Plan at the Annual Meeting.

The actual number of shares that we may issue to our non-employee directors under our Non-Employee Director Restricted Stock Unit Grant Program depends on, among other future variables, the number of our non-employee directors from time to time, when a non-employee director serves as Chair of the Board or Lead Independent Director, the price of our common stock on the applicable grant date that is used to convert the applicable grant-date value into a number of shares, and whether our Board changes the applicable grant date values or other aspects of our non-employee director compensation program in the future.

Aggregate Past Grants under the Plan

As of September 7, 2023, awards covering 13,897,159 shares of our common stock had been granted under the Plan. This number of shares includes shares subject to awards under our prior 2017 Performance Incentive Plan and the expired SanDisk Plan that were cancelled or terminated without having been exercised and paid and became available for new award grants under the Plan. The closing price of our common stock on the Nasdaq Stock Market on September 7, 2023 was $43.43 per share.

The following table shows information regarding the distribution of those awards among the persons and groups identified below, RSU and PSU vestings prior to that date, and option and unvested RSU and PSU holdings as of that date.

Name and Position	Stock Options				Stock Awards[1]		
	Number of Shares Subject to Past Option Grants	Number of Shares Acquired on Past Exercise	Number of Shares Underlying Options Outstanding as of September 7, 2023 Exercisable	Unexercisable	Number of Shares or Units Subject to Past Grants	Number of Shares or Units Vested as of September 7, 2023	Number of Shares or Units Outstanding and Unvested as of September 7, 2023
Named executive officers:							
David V. Goeckeler Chief Executive Officer	—	—	—	—	794,604	61,497	733,107
Wissam G. Jabre Executive Vice President and Chief Financial Officer	—	—	—	—	350,475	78,853	271,622
Robert W. Soderbery Executive Vice President and General Manager, Flash Business	—	—	—	—	184,386	19,319	165,067
Michael C. Ray Executive Vice President, Chief Legal Officer and Secretary	—	—	—	—	175,808	36,586	139,222
Srinivasan Sivaram Former President, Technology and Strategy	—	—	—	—	158,744	49,874	15,559
All current executive officers (4 persons)	—	—	—	—	1,505,273	196,255	1,309,018
All non-employee directors (8 persons)[2]	—	—	—	—	48,595	—	48,595
Each other person who has received 5% or more of the options, warrants or rights under the Plan	—	—	—	—	—	—	—
All employees, including all current officers who are not executive officers or directors, as a group	—	—	—	—	12,184,547	1,265,557	10,327,946

[1]   Amounts presented in the past grants column of the table above take PSU awards into account at the time of grant based on the applicable target level of performance. The number of shares or stock units vested or unvested as of September 7, 2023 in the table above is presented taking PSU awards into account based on the number of stock units actually credited based on performance as to completed performance periods and, as to awards that remain subject to performance-based vesting conditions, based on the applicable target level of performance.

[2]   Mr. Rayman is an Investor Designated Director and therefore not eligible to receive equity awards under our Non-Employee Director Restricted Stock Unit Grant Program.

Mr. Goeckeler and each of the non-employee directors included in the table above is a nominee for re-election as a director at the Annual Meeting.

Stockholder Approval Requirement

The provisions of the Amended and Restated Plan will become effective following stockholder approval of this Proposal 4 at the Annual Meeting. Unless and until our stockholders approve the Amended and Restated Plan, we will continue to grant awards under the terms of the current version of the Plan and from the shares currently available for issuance thereunder.

Our Board of Directors approved the additional share authority requested under the Amended and Restated Plan, based on a belief that the number of shares currently available under the Plan currently does not give us sufficient flexibility to adequately provide for future incentives based on current grant practices and the price of our common stock. If stockholders do not approve this Proposal 4, however, we will continue to have the authority to grant awards under the existing terms of the current Plan.

Board Recommendation and Vote Required for Approval

Board Recommendation

Our Board of Directors recommends a vote **FOR** this Proposal 4 to approve the Amended and Restated Plan.

Vote Required for Approval

The affirmative vote of a majority of the voting power of shares of our Voting Stock (as described in the section entitled "Additional Information—General Information About the Annual Meeting—Who Can Vote") represented in person or by proxy at the Annual Meeting and entitled to vote on this Proposal 4 is required for approval of the Amended and Restated Plan. You may vote FOR, AGAINST or ABSTAIN on this proposal. Proxies received by our Board of Directors will be voted **FOR** this Proposal 4 unless specified otherwise.

Our Board of Directors believes that the Amended and Restated Plan will promote our interests and our stockholders' interests and will help us continue to be able to attract, retain and reward persons important to our success.

All members of our Board of Directors and all of our executive officers would be eligible for awards under the Amended and Restated Plan and thus have a personal interest in the approval of the Amended and Restated Plan.

Equity Compensation Plan Information

The following table gives information with respect to our equity compensation plans as of June 30, 2023. These plans include our 2021 Long-Term Incentive Plan, our prior 2017 Performance Incentive Plan and our 2005 Employee Stock Purchase Plan, each of which has or had been approved by our stockholders. The following table also gives information with respect to the SanDisk Plan, which we assumed in May 2016 in connection with the acquisition of SanDisk. We may not grant additional options or other equity awards under our 2017 Performance Incentive Plan or the SanDisk Plan.

	(a)	(b)	(c)
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))**
Equity compensation plans approved by security holders	15,284,768[1]	45.02[2]	15,290,505[3]
Equity compensation plans not approved by security holders	88,782[4]	44.78[5]	—
Total	15,373,550	44.95	15,290,505

[1] This amount includes: (i) 233,292 shares of our common stock subject to stock options outstanding under our 2017 Performance Incentive Plan; (ii) 6,891,931 shares of our common stock subject to outstanding RSUs awarded under our 2021 Long-Term Incentive Plan and 5,772,489 shares of our common stock subject to outstanding RSUs awarded under our 2017 Performance Incentive Plan; (iii) a maximum of 1,633,866 PSUs (including a target number of 544,622 PSUs) subject to open performance-based vesting conditions under our 2021 Long-Term Incentive Plan and a maximum of 698,264 PSUs (including a target number of 349,132 PSUs) subject to open performance-based vesting conditions under our 2017 Performance Incentive Plan; and (iv) 54,926 shares of our common stock subject to deferred stock units.

[2] This number reflects the weighted-average exercise price of stock options outstanding under our 2017 Performance Incentive Plan and has been calculated exclusive of RSUs and PSUs outstanding under our 2021 Long-Term Incentive Plan, our 2017 Performance Incentive Plan and deferred stock units.

[3] Of these shares, as of June 30, 2023, 8,285,091 remained available for future issuance under our 2021 Long-Term Incentive Plan (without including the potential effect of Proposal 4) and 7,005,414 remained available for future issuance under our 2005 Employee Stock Purchase Plan, including 1,189,994 shares subject to purchase during the purchase period in effect as of June 30, 2023. No new awards may be made under any other equity compensation plans.

[4] This amount reflects 88,782 shares of our common stock subject to stock options outstanding under the SanDisk Plan as of June 30, 2023. Additionally, as of June 30, 2023, there were no RSUs outstanding under the SanDisk Plan.

[5] This number reflects the weighted-average exercise price of stock options outstanding under the SanDisk Plan.

Stock Ownership Information

Security Ownership by Principal Stockholders and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock, as of September 7, 2023, by: (i) each person known by us to own beneficially more than 5% of our outstanding common stock; (ii) each director and each nominee for election as a member of our Board of Directors; (iii) each of our named executive officers; and (iv) all current directors and executive officers as a group. This table is based on information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G or Schedule 13D filed with the SEC.

Beneficial Owner	Common Stock	
	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
Greater than 5% Stockholders:		
The Vanguard Group[3] 100 Vanguard Blvd., Malvern, PA 19355	37,341,622	11.76%
BlackRock, Inc.[4] 55 East 52nd Street, New York, NY 10055	26,002,691	8.2%
T. Rowe Price Associates, Inc.[5] 100 E. Pratt Street, Baltimore, MD 21202	20,663,972	6.5%
Directors:		
Kimberly E. Alexy	19,568	*
Thomas Caulfield	6,176	*
Martin I. Cole	32,242	*
Tunç Doluca[6]	20,573	*
Matthew E. Massengill	37,426	*
Reed B. Rayman	—	—
Stephanie A. Streeter	20,252	*
Miyuki Suzuki	5,253	*
Named Executive Officers:		
David V. Goeckeler	486,787	*
Wissam G. Jabre	44,210	*
Robert W. Soderbery[7]	138,042	*
Michael C. Ray	82,109	*
Srinivasan Sivaram[8]	213,522	*
All Directors and Current Executive Officers as a group (12 persons)[9]	892,638	*

* Represents less than 1% of the outstanding shares of our common stock.

[1] Shares subject to RSU awards scheduled to vest within 60 days after September 7, 2023 are deemed outstanding for purposes of computing the share amount and the percentage ownership of the person holding such awards, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We also deem shares representing deferred stock units credited to accounts in our Deferred Compensation Plan as of September 7, 2023 as outstanding for purposes of computing the share amount and the percentage ownership of the person to whose account those stock units are credited, but we do not deem them outstanding for purposes of computing the percentage ownership of any other person. As of September 7, 2023, no director or executive officer held stock options or held deferred stock units that have been credited to accounts in our Deferred Compensation Plan.

(2)   Except as otherwise noted below, we determine applicable percentage ownership based on 324,145,421 shares of our common stock outstanding as of September 7, 2023. To our knowledge, except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

(3)   Beneficial and percentage ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 9, 2023, by The Vanguard Group. According to the schedule, as of December 30, 2022, Vanguard has shared voting power with respect to 462,732 shares of our common stock, sole dispositive power with respect to 36,019,466 shares of our common stock and shared dispositive power with respect to 1,322,156 shares of our common stock.

(4)   Beneficial and percentage ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 10, 2023, by BlackRock, Inc. According to the schedule, as of December 31, 2022, BlackRock has sole voting power with respect to 23,930,880 shares of our common stock and sole dispositive power with respect to 26,002,691 shares of our common stock.

(5)   Beneficial and percentage ownership information is based on information contained in a Schedule 13G filed with the SEC on February 14, 2023, by T. Rowe Price Associates, Inc. According to the schedule, as of December 31, 2022, T. Rowe Price has sole voting power with respect to 9,580,993 shares and sole dispositive power with respect to 20,663,972 shares.

(6)   Mr. Doluca's shares are held in a family trust account in which Mr. Doluca has voting and/or investment power.

(7)   Includes 12,295 shares of our common stock that may be acquired by Mr. Soderbery within 60 days after September 7, 2023 through the vesting of RSUs.

(8)   Dr. Sivaram voluntarily terminated employment with our company on September 6, 2023.

(9)   Includes 12,295 shares of our common stock that may be acquired within 60 days after September 7, 2023 through the vesting of RSUs by one of our current executive officers.

In January 2023, we completed a private placement of Series A Preferred Stock. The table below sets forth the beneficial ownership of our Series A Preferred Stock as of September 7, 2023 by each preferred stockholder known by us to beneficially hold 5% or more of our Series A Preferred Stock. For additional information regarding the voting and conversion rights of the preferred stock, see the section entitled "Additional Information—General Information About the Annual Meeting—Who Can Vote."

	Series A Preferred Stock	
Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
AP WD Holdings, L.P. (1)	665,000	73.9%
Devonian ICAV(2)	159,800	17.8%
Elliott Associates, L.P.(3)	75,200	8.3%

(1)   AP WD Holdings, L.P. (hereinafter, "AP WD Holdings") is the record holder of the shares of preferred stock reported herein and holds on behalf of several Apollo managed funds (the "Apollo Funds"). AP WD Holdings GP, LLC ("AP WD Holdings GP") is the general partner of AP WD Holdings. The manager of AP WD Holdings GP is Apollo Management X, L.P. ("Management X"). AIF X Management, LLC ("Management X GP") serves as the general partner of Management X. The sole member of Management X GP is Apollo Management, L.P. ("Apollo Management"). The general partner of Apollo Management is Apollo Management GP, LLC ("Apollo Management GP"). The sole member of Apollo Management GP is Apollo Management Holdings, L.P. ("AMH"). The general Partner of AMH is Apollo Management Holdings GP, LLC ("AMH GP"). Messrs. Marc Rowan, Scott Kleinman and James Zelter are the managers of AMH GP and as such may be deemed to have voting and dispositive control of shares of our preferred stock that are held by AP WD Holdings. The address of the principal office AP WD Holdings, AP WD Holdings GP, Management X, Management X GP, Apollo Management, Apollo Management GP, AMH and AMH GP is 9 West 57th Street, New York, New York 10019. The address of the principal office of Messrs. Marc Rowan, Scott Kleinman and James Zelter is 9 West 57th Street, New York, NY 10019.

(2)   Devonian ICAV is managed by Elliott Investment Management L.P., its investment advisor. Elliott Investment Management GP LLC is the General Partner of Elliott Investment Management L.P. Paul E. Singer is the Managing Member of Elliott Investment Management GP LLC and, as such, may be deemed to be the beneficial owner of the securities held by Devonian ICAV. Mr. Singer disclaims any beneficial ownership of the securities reported by Devonian ICAV other than to the extent of any pecuniary interest Mr. Singer may have therein, directly or indirectly.

(3)   Elliott Associates, L.P. is managed by Elliott Investment Management L.P., its investment advisor. Elliott Investment Management GP LLC is the General Partner of Elliott Investment Management L.P. Paul E. Singer is the Managing Member of Elliott Investment Management GP LLC and, as such, may be deemed to be the beneficial owner of the securities held by Elliott Associates, L.P. Mr. Singer disclaims any beneficial ownership of the securities reported by Elliott Associates, L.P. other than to the extent of any pecuniary interest Mr. Singer may have therein, directly or indirectly.

Audit Committee Matters

RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



- Our Board of Directors is seeking stockholder ratification of the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2024
- We expect representatives of KPMG LLP to be present at the Annual Meeting, and they will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions

Our Board of Directors recommends a vote **FOR** the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2024

KPMG LLP has served as our independent auditors since 1970. The Audit Committee has again appointed KPMG LLP to serve as our independent registered public accounting firm for the fiscal year ending June 28, 2024. We are not required to submit the appointment of KPMG LLP for stockholder approval, but our Board of Directors has elected to seek ratification of the appointment of our independent registered public accounting firm by our stockholders. If a majority of the voting power of shares of our Voting Stock (as described in the section entitled "Additional Information—General Information About the Annual Meeting—Who Can Vote") represented at the Annual Meeting and entitled to vote do not ratify this appointment, the committee will reconsider its appointment of KPMG LLP and will either continue to retain KPMG LLP or appoint a different firm. In addition, even if stockholders ratify the committee's selection, the committee, in its discretion, may still appoint a different independent registered public accounting firm if it believes that such a change would be in the best interests of our company and our stockholders.

Following are the fees paid by us to KPMG LLP for fiscal 2023 and 2022:

Description of Professional Service	Fiscal 2023 ($)	Fiscal 2022 ($)
Audit Fees — professional services rendered for the audit of our annual financial statements and the review of the financial statements included in our Quarterly Reports on Form 10-Q or services that are normally provided in connection with statutory and regulatory filings or engagements	9,188,352	9,547,366
Audit-Related Fees — assurance and related services reasonably related to the performance of the audit or review of our financial statements[1]	2,787,490	—
Tax Fees — professional services rendered for tax compliance, tax advice and tax planning[2]	1,845,498	1,924,136
All Other Fees — products and services other than those reported above	—	—

[1] Audit-Related Fees for fiscal 2023 consisted of assurance and review services related to strategic initiatives.

[2] Tax Fees in fiscal 2023 and 2022 consisted of tax compliance assistance and related services and transfer pricing review.

The Audit Committee has adopted a policy regarding the pre-approval of audit and non-audit services to be provided by our independent registered public accounting firm. At least annually, KPMG LLP provides a description of all audit and permissible non-audit services expected to be performed during the year and specific fee estimates for each such service, which must be pre-approved by the committee. KPMG LLP periodically reports to the committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date. The committee has also delegated to our Chair of the committee the authority to pre-approve audit and permissible non-audit services and associated fees that were not pre-approved by the committee, up to a maximum amount of fees per audit or permissible non-audit service. Our Chair is required to report any decisions to pre-approve such audit or non-audit services and fees to the full committee at its next regular meeting. All services performed by KPMG LLP during fiscal 2023 and 2022 were pre-approved by the committee in accordance with its pre-approval policy and as required by applicable SEC rules.

Vote Required for Approval

The affirmative vote of a majority of the voting power of shares of our Voting Stock (as described in the section entitled "Additional Information—General Information About the Annual Meeting—Who Can Vote") represented in person or by proxy at the Annual Meeting and entitled to vote on this Proposal 5 is required to ratify the appointment of KPMG LLP as our independent registered public accounting firm. You may vote FOR, AGAINST or ABSTAIN on this proposal. Proxies received by our Board will be voted **FOR** this Proposal 5 unless specified otherwise.

Report of the Audit Committee

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended June 30, 2023. This report shall not be deemed soliciting material or to be filed with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or to the liabilities of Section 18 of the Exchange Act, nor shall any information in this report be incorporated by reference into any past or future filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Exchange Act.

Dear Fellow Stockholders,

The Audit Committee represents our Board of Directors in discharging its responsibilities relating to the accounting, reporting and financial practices of Western Digital and its subsidiaries, and has general responsibility for oversight and review of the accounting and financial reporting practices, internal controls and accounting and audit activities of Western Digital and its subsidiaries. The Audit Committee is also responsible for overseeing our Enterprise Risk Management process on behalf of our Board. Accordingly, the Audit Committee oversees certain risk topics and allocates oversight responsibility for other risk topics among our Board and its other committees. The Audit Committee acts pursuant to a written charter. Our Board originally adopted the Audit Committee Charter on September 6, 1995 and most recently approved an amendment of the charter on February 11, 2022. A copy of the amended charter is available on our website under "Leadership & Governance" at investor.wdc.com. Our Board has determined that each of the members of the Audit Committee is an "audit committee financial expert" as defined by the SEC and qualifies as an "independent" director under applicable rules of the Nasdaq Stock Market and the SEC.

Management is responsible for the preparation, presentation and integrity of Western Digital's financial statements, the financial reporting process, accounting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. KPMG LLP, Western Digital's independent registered public accounting firm since 1970, is responsible for performing an independent audit of Western Digital's consolidated financial statements and internal control over financial reporting in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), issuing reports thereon.

The Audit Committee is solely and directly responsible for the appointment, compensation, retention and oversight of Western Digital's independent registered public accounting firm and regularly solicits and evaluates feedback from both management and the auditor in carrying out this responsibility. In conjunction with the rotation of the independent registered public accounting firm's lead engagement partner, which occurs at least every five years, the Audit Committee is involved in the selection of KPMG LLP's lead engagement partner. The next mandatory rotation for KPMG LLP's lead engagement partner is scheduled to occur in fiscal 2025. The members of the Audit Committee are not professionally engaged in the practice of accounting or auditing and thus, its oversight does not provide an independent basis to determine that management has applied U.S. generally accepted accounting principles appropriately or maintained appropriate internal controls and disclosure controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.

During fiscal 2023, the Audit Committee met a total of 13 times. During fiscal 2023, the Audit Committee also met and held discussions with management and KPMG LLP. The meetings were conducted so as to encourage communication among the members of the Audit Committee, management and the independent registered public accounting firm. The Audit Committee discussed with KPMG LLP the overall scope and plan for its audit. The Audit Committee met regularly with KPMG LLP, with and without management present, to discuss the results of its audit, its evaluation of Western Digital's internal control over financial reporting and the overall quality of Western Digital's accounting practices. As part of these discussions, the Audit Committee reviewed and discussed the audited consolidated financial statements of Western Digital for the fiscal year ended June 30, 2023 with management and KPMG LLP. The Audit Committee also discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. Our Board, including the Audit Committee, received an opinion of KPMG LLP as to the conformity of such audited consolidated financial statements with GAAP and the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.

The Audit Committee has also received the written disclosures and the letter from KPMG LLP as required by the applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence and has discussed with KPMG LLP its independence. The Audit Committee reviewed and evaluated KPMG LLP's lead engagement partner and also reviewed, among other things, the amount of fees paid to KPMG LLP for audit and non-audit services. Based upon such reviews and discussions, the Audit Committee has recommended to our Board that the audited financial statements be included in Western Digital's Annual Report on Form 10-K for the fiscal year ended June 30, 2023, for filing with the SEC. The Audit Committee also appointed KPMG LLP to serve as Western Digital's independent registered public accounting firm for the fiscal year ending June 28, 2024. The members of the Audit Committee believe that the continued retention of KPMG LLP to serve as the independent registered public accounting firm is in the best interests of Western Digital and its stockholders.

THE AUDIT COMMITTEE

KIMBERLY E. ALEXY
Chair

MARTIN I. COLE

REED B. RAYMAN

STEPHANIE A. STREETER

Additional Information

General Information About the Annual Meeting

Virtual Annual Meeting

The Annual Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast to enable our stockholders to participate from any location around the world. You will be able to attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/WDC2023.

Attendance and Participation at the Virtual Annual Meeting

- We believe that the virtual annual meeting format will give stockholders the opportunity to exercise the same rights as if they had attended an in-person meeting and believe that these measures will enhance stockholder access and encourage participation and communication with our Board of Directors and management by enabling all stockholders to participate fully, equally and without cost, using an Internet-connected device from any location around the world. In addition, the virtual annual meeting format increases our ability to engage with all stockholders, regardless of size, resources or physical location.
- Attendance at the Annual Meeting is open to the public online at www.virtualshareholdermeeting.com/WDC2023, but only stockholders of record or beneficial owners as of September 18, 2023, the record date, or those holding a valid legal proxy for the Annual Meeting are entitled to vote or ask questions via the online virtual annual meeting platform.
- To participate in the Annual Meeting by voting or asking questions, you will need the control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials.
- We will have technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing or logging in to the Annual Meeting, please call the technical support number displayed on the login page of the online virtual annual meeting platform.

Questions at the Virtual Annual Meeting

During the Annual Meeting, we will answer as many stockholder-submitted questions as time permits, and any questions that we are unable to address during the Annual Meeting will be published and answered on our website following the meeting with the exception of any questions that are irrelevant to the purpose of the Annual Meeting or our business or that contain inappropriate or derogatory references which are not in good taste. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

Who Can Vote

Only holders of record of shares of our common stock and Series A Preferred Stock at the close of business on September 18, 2023, the record date, will be entitled to notice of and to vote at the Annual Meeting. Each holder of our common stock is entitled to one vote per share of common stock held as of the record date and each holder of our Series A Preferred Stock is entitled to a number of votes per share of Series A Preferred Stock equal to the largest number of whole shares of common stock into which all shares of the Series A Preferred Stock held as of the record date are convertible. At the close of business on the record date, 324,145,422 shares of our common stock were outstanding and 900,000 shares of our Series A Preferred Stock were outstanding. The number of votes that can be cast by holders of our Series A Preferred Stock at the Annual Meeting is based on all shares of the Series A Preferred Stock held as of the record date that would be convertible into shares of common stock. The number of votes is calculated by dividing (i) the sum of the original stated value of the outstanding Series A Preferred Stock (plus unpaid compounded dividends and accrued but unpaid dividends) up to, but excluding, the record date by (ii) a conversion price of $43.08. As of the record date, the number of shares of common stock represented by the outstanding Series

A Preferred Stock was 21,725,406 shares of common stock, and therefore equals 24.14 votes per share of Series A Preferred Stock. Our common stock together with our Series A Preferred Stock is referred to herein as "Voting Stock." Our Voting Stock votes together as a single class on all of the proposals listed in the Notice of Annual Meeting of Stockholders and on any other matter except as otherwise provided in the Certificate of Designations for our Series A Preferred Stock. Shares of treasury stock are not entitled to vote at the Annual Meeting.

Voting Your Proxy

At the Annual Meeting

If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you are considered the "stockholder of record" and you have the right to vote your shares electronically at the Annual Meeting. If you hold your shares through a broker, bank, trustee or other nominee (that is, in "street name") rather than directly in your own name, you are a "beneficial stockholder" and you may also vote your shares electronically at the Annual Meeting. If you choose to do so, you can vote by following the instructions provided when you log in to the online virtual annual meeting platform. **Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance of the meeting as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.**

Without Attending the Annual Meeting

You may also direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may submit a proxy to authorize how your shares are voted at the Annual Meeting. You can submit a proxy over the Internet by following the instructions provided in the "Notice of Internet Availability of Proxy Materials" (which we also refer to as the "Notice"), or, if you received a printed copy of the proxy materials, you can also submit a proxy by mail or telephone. If you are a beneficial stockholder, you may submit your voting instructions over the Internet by following the instructions provided in the Notice, or, if you received a printed copy of the proxy materials, you can also submit voting instructions by telephone or mail by following the instructions provided by your bank, broker, trustee or other nominee.

Submitting your proxy or voting instructions via the Internet, by telephone or by mail will not affect your right to vote electronically should you decide to attend the Annual Meeting.

If you submit a signed proxy or voting instruction form but do not indicate your specific voting instructions on one or more of the proposals listed in the Notice of Annual Meeting of Stockholders, your shares will be voted as recommended by our Board of Directors on those proposals and as the proxyholders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Voting Deadline

If you are a stockholder of record, please submit your proxy by telephone, the Internet or mail by 11:59 p.m. Eastern time on November 14, 2023 in order for your shares to be voted at the Annual Meeting. If you are a beneficial stockholder, please follow the voting instructions provided by the bank, broker, trustee or nominee who holds your shares.

Revoking Your Proxy

You have the power to revoke your proxy or voting instructions before your shares are voted at the Annual Meeting. If you are a stockholder of record, you may revoke your proxy by submitting a written notice of revocation to our Secretary (see page 101 for contact information), or, to change how your shares will be voted at the Annual Meeting, by mailing a duly executed written proxy bearing a date that is later than the date of your original proxy or by submitting a later dated proxy via the Internet or by telephone.

A previously submitted proxy will not be voted if the stockholder of record who executed it attends the Annual Meeting and votes the shares represented by the proxy electronically at the Annual Meeting. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your bank, broker, trustee or nominee or by attending the Annual Meeting and voting electronically. Please note that attending the Annual Meeting will not by itself constitute revocation of a proxy. Any change to your proxy or voting instructions should be submitted by telephone, the Internet or mail by 11:59 p.m. Eastern time on November 14, 2023.

Quorum

The holders of a majority in voting power of the shares of Voting Stock outstanding on the record date and entitled to vote at the Annual Meeting, present or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting and any postponements or adjournments thereof. If you submit a proxy or voting instructions, your shares will be counted for purposes of determining the presence or absence of a quorum, even if you abstain from voting your shares. If a broker indicates on a proxy that it lacks discretionary authority to vote your shares on a particular matter, commonly referred to as "broker non-votes," those shares will also be counted for purposes of determining the presence of a quorum at the Annual Meeting. If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

Abstentions and Broker Non-Votes

Abstentions

Shares voting "ABSTAIN" on any of the proposals at the Annual Meeting are treated differently depending on the specific proposal.

- **Proposal 1:** Abstentions will be entirely excluded from the vote and will not be counted in determining the outcome of a director nominee's election.
- **Proposals 2, 3, 4 and 5:** We treat abstentions as shares present or represented and entitled to vote on these proposals, so abstaining has the same effect as a vote "against" these proposals.

Broker Non-Votes

If you are a beneficial stockholder that holds your shares through a brokerage account and you do not submit voting instructions to your broker, your broker may generally vote your shares in its discretion on routine matters. However, a broker cannot vote shares held for a beneficial stockholder on non-routine matters, unless the broker receives voting instructions from the beneficial stockholder. Proposal 5 (ratification of KPMG LLP as our independent registered public accounting firm) is considered routine and may be voted upon by your broker if you do not submit voting instructions. However, all other proposals to be voted on at the Annual Meeting are considered non-routine matters. Consequently, if you hold your shares through a brokerage account and do not submit voting instructions to your broker, your broker may exercise its discretion to vote your shares on Proposal 5, but will not be permitted to vote your shares on any of the other proposals at the Annual Meeting. If your broker exercises this discretion, your shares will be counted as present for determining the presence of a quorum at the Annual Meeting and will be voted on Proposal 5 in the manner directed by your broker, but your shares will constitute broker non-votes on each of the other proposals at the Annual Meeting and will not be counted for purposes of determining the outcome of each such proposal.

Voting Results

We intend to announce preliminary voting results at the Annual Meeting and disclose final results in a Current Report on Form 8-K to be filed with the SEC no later than four business days following the date of the Annual Meeting.

Costs of Proxy Solicitation

The accompanying proxy is being solicited on behalf of our Board of Directors. The cost of preparing, assembling and mailing the Notice of Annual Meeting of Stockholders, the Notice of Internet Availability of Proxy Materials, this Proxy Statement and form of proxy and our 2023 Annual Report, the cost of making such materials available on the Internet and the cost of soliciting proxies will be paid by us. In addition to use of the mails, we may solicit proxies in person or by telephone, facsimile or other means of communication by certain of our directors, officers and regular employees who will not receive any additional compensation for such solicitation. We have also engaged Morrow Sodali LLC, 333 Ludlow Street, Fifth Floor, South Tower, Stamford, CT 06902, to assist us in connection with the solicitation of proxies for the Annual Meeting for a fee that we do not expect to exceed $15,000 plus a reasonable amount to cover expenses. We have agreed to indemnify Morrow Sodali LLC against certain liabilities arising out of or in connection with this engagement. We will also reimburse brokers or other persons holding our common stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

Attending the Annual Meeting

Anyone may attend the Annual Meeting online at www.virtualshareholdermeeting.com/WDC2023, but you are only entitled to participate in the Annual Meeting, including asking questions and voting at the meeting, if you were a stockholder of record or a beneficial stockholder as of the close of business on September 18, 2023, the record date, or you hold a valid legal proxy for the Annual Meeting. To participate in the Annual Meeting, you will need the control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials.

Submission of Stockholder Proposals and Director Nominations

Proposals for Inclusion in Proxy Materials

For your proposal to be considered for inclusion in the proxy statement and form of proxy for our 2024 annual meeting of stockholders ("2024 Annual Meeting"), your written proposal must be received by our Secretary at our principal executive offices no later than June 7, 2024 and must comply with Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy materials. If we change the date of the 2024 Annual Meeting by more than 30 days from the date of this year's Annual Meeting, your written proposal must be received by our Secretary at our principal executive offices a reasonable time before we begin to print and mail our proxy materials for our 2024 Annual Meeting.

Nomination of Director Candidates and Proposals Not Intended for Inclusion in Proxy Materials

If you intend to nominate an individual for election to our Board of Directors at our 2024 Annual Meeting or wish to present a proposal at the 2024 Annual Meeting but do not intend for such proposal to be included in the proxy statement for such meeting, our By-laws require that, among other things, stockholders give written notice of the nomination or proposal to our Secretary at our principal executive offices no earlier than the close of business on July 18, 2024 (the 120th day prior to the first anniversary of the Annual Meeting) and no later than the close of business on August 17, 2024 (the 90th day prior to the first anniversary of the Annual Meeting).

Notwithstanding the foregoing, in the event that we change the date of the 2024 Annual Meeting to a date that is more than 30 days before or more than 70 days after the anniversary of the Annual Meeting, written notice by a stockholder must be given no earlier than the close of business 120 days prior to the date of the 2024 Annual Meeting and no later than the close of business on the later of 90 days prior to the date of the 2024 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2024 Annual Meeting is made.

Further, if you intend to solicit proxies in support of director nominees other than our Board's nominees at our 2024 Annual Meeting, you must provide written notice setting forth the information required by Rule 14a-19 under the Exchange Act, unless the required information has been provided in a preliminary or definitive proxy statement previously filed by the stockholder. Such written notice must be provided in accordance with Rule 14a-19 no later than September 16, 2024. If we change the date of the 2024 Annual Meeting to a date that is more than 30 days from the anniversary date of the Annual Meeting, your written notice must be received by the later of 60 days prior to the date of the 2024 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2024 Annual Meeting is first made. The notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under our By-laws as described above.

Stockholder proposals not intended to be included in the proxy statement or nominations for director candidates that do not meet the notice requirements set forth above and further described in Section 2.11 of our By-laws will not be acted upon at the 2024 Annual Meeting.

We intend to file a proxy statement and WHITE proxy card with the SEC in connection with our Board's solicitation of proxies for our 2024 Annual Meeting. Stockholders may obtain our proxy statement (and any amendments or supplements thereto) and other documents as and when they are filed by us with the SEC without charge from the SEC's website at www.sec.gov.

Nomination of Director Candidates for Inclusion in Proxy Materials (Proxy Access)

If you intend to nominate a director candidate pursuant to the proxy access process set forth in Section 2.14 of our By-laws, you, or a group of not more than 20 stockholders, must, among other requirements, have owned 3% or more of our outstanding common stock continuously for at least three years and give written notice of the nomination to our Secretary at our principal executive offices no earlier than the close of business on May 8, 2024 (the 150th day prior to the first anniversary of the date that proxy materials for the Annual Meeting were first released to stockholders) and no later than the close of business on June 7, 2024 (the 120th day prior to the first anniversary of the date that proxy materials for the Annual Meeting were first released to stockholders).

Notwithstanding the foregoing, in the event that we change the date of the 2024 Annual Meeting to a date that is more than 30 days before or more than 70 days after the anniversary of the Annual Meeting, written notice by a stockholder must be given no earlier than the close of business 150 days prior to the date of the 2024 Annual Meeting and no later than the close of business on the later of 120 days prior to the date of the 2024 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2024 Annual Meeting is made.

Use of the proxy access process is subject to all eligibility, procedural and disclosure requirements set forth in Section 2.14 of our By-laws.

Eliminating Duplicative Proxy Materials

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, stockholders of record who have the same address and last name and did not receive a Notice or otherwise receive their proxy materials electronically will receive only one copy of our proxy materials unless we receive contrary instructions from one or more of such stockholders. Upon oral or written request, we will deliver promptly a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of proxy materials was delivered. If you are a stockholder of record at a shared address to which we delivered a single copy of the proxy materials and you desire to receive a separate copy of the proxy materials for the Annual Meeting or for our future meetings, or if you are a stockholder at a shared address to which we delivered multiple copies of the proxy materials and you desire to receive one copy in the future, please submit your request to the Householding Department of Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood, New York 11717, or at 1-866-540-7095. If you are a beneficial stockholder, please contact your bank, broker, trustee or other nominee directly if you have questions, require additional copies of the proxy materials, wish to receive multiple reports by revoking your consent to householding or wish to request single copies of the proxy materials in the future.

Availability of Annual Report

Our 2023 Annual Report has been posted on our corporate website at investor.wdc.com and on the Internet at www.proxyvote.com. For stockholders receiving a Notice of Internet Availability of Proxy Materials, the Notice will contain instructions on how to request a printed copy of our 2023 Annual Report. For stockholders receiving a printed copy of this Proxy Statement, a copy of our 2023 Annual Report also will be included. In addition, we will provide, without charge, a copy of our 2023 Annual Report (including the financial statements but excluding the exhibits thereto) upon the written request of any stockholder or beneficial owner of our common stock. Requests should be directed to our Secretary at our principal executive offices:


Secretary
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, California 95119

Communication with our Company

Stockholders or other interested parties who wish to communicate with us may do so by mail to our Secretary at our principal executive offices. The name of any specific intended management or Board recipient(s) should be noted in the communication, including whether the communication is intended only for our Chair of the Board, Lead Independent Director or non-employee directors. See also the section entitled "Corporate Governance Matters—Board Processes and Policies—Communicating with Directors."


Secretary
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, California 95119

Appendix A—Non-GAAP Financial Measures

We have disclosed in this Proxy Statement financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"). These non-GAAP measures are not an alternative for measures prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. These measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. These non-GAAP measures are used by management for assessing our financial performance and as a measurement of our performance for incentive compensation purposes.

The Compensation and Talent Committee used non-GAAP operating income as a pre-established performance goal under the STI plan for fiscal 2023 and non-GAAP diluted income per common share (which we also refer to as non-GAAP EPS) as a pre-established performance goal under the fiscal 2021-2023 PSU awards and the fiscal 2023-2025 PSU awards. In accordance with the pre-established terms of the STI and PSU awards, these non-GAAP performance measures excluded certain material or unusual items that we believe are not indicative of the underlying performance of our business as detailed below.

Reconciliations of Non-GAAP Financial Measures

The following non-GAAP measures (namely, non-GAAP operating income or loss and non-GAAP diluted income or loss per common share) exclude certain expenses, gains and losses that we believe are not indicative of our core operating results or because they are consistent with the financial models and estimates published by many analysts who follow our company and our peers. As further detailed below, the expenses, gains and losses excluded from the following non-GAAP measures consist of stock-based compensation expense; amortization of acquired intangible assets; contamination related charges; recovery related to a power outage incident; employee termination, asset impairment and other charges; strategic review; other adjustments; and income tax adjustments.

The following tables present reconciliations of our GAAP operating income/(loss) to our non-GAAP operating income/(loss) and our GAAP diluted income/(loss) per common share to our non-GAAP diluted income per common share:

(in millions, except per share information, unaudited)	Year Ended June 30, 2023	Year Ended July 1, 2022
Revenue	$12,318	$18,793
Reconciliation of Non-GAAP operating income (loss)		
GAAP operating income (loss)	$(1,285)	$2,391
Stock-based compensation expense	318	326
Amortization of acquired intangible assets	133	221
Contamination related charges	—	207
Recovery related to a power outage incident	—	(7)
Employee termination, asset impairment, and other charges	193	43
Strategic review	42	—
Other	5	5
Non-GAAP operating income (loss)	$(594)	$3,186

	Year Ended June 30, 2023	Year Ended July 1, 2022	Year Ended July 2, 2021
Reconciliation of Non-GAAP net income (loss) and earnings per share:			
GAAP net income (loss)	$(1,706)	$1,500	$821
Stock-based compensation expense	318	326	318
Amortization of acquired intangible assets	133	221	486
Contamination related charges	—	207	—
Recovery related to a power outage incident	—	(7)	(75)
Employee termination, asset impairment and other charges	193	43	(47)
Strategic review	42	—	—
Non-cash economic interest and Other	(8)	8	15
Income tax adjustments	(91)	301	(112)
Non-GAAP net income (loss)	(1,119)	2,599	1,406
Less: cumulative dividends allocated to preferred shareholders	24	—	—
Non-GAAP net income (loss) attributable to common shareholders	$(1,143)	$2,599	$1,406
Diluted weighted average shares outstanding			
GAAP	318	316	309
Non-GAAP	318	316	309
Diluted income (loss) per common share:			
GAAP	$(5.44)	$4.75	$2.66
Non-GAAP	$(3.59)	$8.22	$4.55

Explanations of Adjustments to Non-GAAP Measures

As detailed above, we exclude the following items from our non-GAAP financial measures:

Stock-based compensation expense. Because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, the subjective assumptions involved in those determinations, and the volatility in valuations that can be driven by market conditions outside our control, we believe excluding stock-based compensation expense enhances the ability of management and investors to understand and assess the underlying performance of our business over time and compare it against our peers, a majority of whom also exclude stock-based compensation expense from their non-GAAP results.

Amortization of acquired intangible assets. We incur expenses from the amortization of acquired intangible assets over their economic lives. Such charges are significantly impacted by the timing and magnitude of our acquisitions and any related impairment charges.

Contamination related charges. In February 2022, a contamination of certain materials used in our manufacturing process occurred and affected production operation at the flash-based memory manufacturing facilities in Yokkaichi and Kitakami, Japan, which are operated through our joint business ventures with Kioxia Corporation. The contamination resulted in scrapped inventory and rework costs, decontamination and other costs needed to restore the facilities to normal capacity, and under absorption of overhead costs, which are expensed as incurred. These charges are inconsistent in amount and frequency, and we believe these charges are not part of the ongoing production operation of our business.

Recovery related to a power outage incident. In June 2019, an unexpected power outage incident occurred at the flash-based memory manufacturing facilities operated through our joint venture with Kioxia Corporation in Yokkaichi, Japan. The power outage incident resulted in costs associated with the repair of damaged tools and the write-off of damaged inventory and unabsorbed manufacturing overhead costs which are expensed as incurred. During fiscal 2021 and 2022, we received recoveries of these losses from other parties. The recoveries are inconsistent in amount and frequency, and we believe they are not part of the ongoing production operation of our business.

Employee termination, asset impairment and other charges. From time-to-time, in order to realign our operations with anticipated market demand or to achieve cost synergies from the integration of acquisitions, we may terminate employees and/or restructure our operations. From time-to-time, we may also incur charges from the impairment of intangible assets and other long-lived assets. In addition, we may record credits related to gains upon sale of property due to restructuring or reversals of charges recorded in prior periods. These charges or credits are inconsistent in amount and frequency, and we believe they are not indicative of the underlying performance of our business.

Strategic review. We incurred expenses associated with our ongoing review of potential strategic alternatives aimed at further optimizing the long-term value for stockholders. We believe these charges do not reflect our operating results and that they are not indicative of the underlying performance of our business.

Non-cash economic interest. We have excluded non-cash economic interest expense associated with our convertible notes recognized in periods prior to our adoption of the Financial Accounting Standards Board Accounting Standards Update No. 2020-06, "Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity", which we adopted at the beginning of our fiscal year ending June 30, 2023. The exclusion of such amounts from prior periods facilitates a comparison of our prior period results to the current period presentation.

Other adjustments. From time-to-time, we incur charges or gains that we believe are not a part of the ongoing operation of our business. The resulting expense or benefit is inconsistent in amount and frequency.

Income tax adjustments. Income tax adjustments include the difference between income taxes based on a forecasted annual non-GAAP tax rate and a forecasted annual GAAP tax rate as a result of the timing of certain non-GAAP pre-tax adjustments. The income tax adjustments also include adjustments to estimates related to the current status of the rules and regulations governing the transition to the Tax Cuts and Jobs Act and the re-measurement of certain unrecognized tax benefits primarily related to tax positions taken in prior periods, including interest. These adjustments are excluded because we believe that they are not indicative of the underlying performance of our ongoing business.

Appendix B—Amended and Restated 2021 Long-Term Incentive Plan

Effective Date: November 15, 2023

1. **GENERAL.**

   (a) **Purpose**. This Plan, through the granting of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and provide a means by which the eligible award recipients may benefit from increases in the value of the Common Stock.

   (b) **Eligible Award Recipients**. Employees, Directors and Consultants are eligible to receive Awards.

   (c) **Available Awards**. This Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) Stock Appreciation Rights; (iv) Substitute Awards; (v) Restricted Stock Awards; (vi) Restricted Stock Unit Awards; (vii) Performance Stock Awards; (viii) Cash Awards; and (ix) Other Stock-Based Awards.

2. **ADMINISTRATION.**

   (a) **Administration**. This Plan shall be administered by and all Awards under this Plan shall be authorized by the Administrator. The "**Administrator**" means the Board or a Committee or Committees (or any subcommittee thereof) to which administration of this Plan has been delegated (within its delegated authority), as provided in Section 2(d).

   (b) **Powers of Administrator**. The Administrator will have the power, subject to, and within the limitations of, the express provisions of this Plan:

   (i) To determine: (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Stock under the Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.

   (ii) To construe and interpret this Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of this Plan and Awards. The Administrator, in the exercise of these powers, may correct any defect, omission or inconsistency in this Plan or in any Award Document or in the written terms of a Cash Award, in a manner and to the extent it will deem necessary or expedient to make this Plan or Award fully effective.

   (iii) To settle all controversies regarding this Plan and Awards granted under it.

   (iv) To accelerate, in whole or in part, or to extend, in whole or in part, the time during which an Award may be exercised or vest, or at which cash or shares of Common Stock may be issued.

   (v) To amend or terminate this Plan at any time, subject to Sections 10 and 11 of this Plan.

   (vi) To submit any amendment to this Plan for stockholder approval, including, but not limited to, amendments to this Plan intended to satisfy the requirements of (A) Section 422 of the Code regarding "incentive stock options" or (B) Rule 16b-3 of the Exchange Act or any successor rule, if applicable.

   (vii) To approve forms of Award Documents for use under this Plan and to amend the terms of any one or more outstanding Awards, subject to Section 10 of this Plan.

   (viii) To generally exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of this Plan and/or Award Documents.

(ix) To adopt such procedures and sub-plans as are necessary or appropriate (A) to permit or facilitate participation in this Plan by persons eligible to receive Awards under this Plan who are not citizens of, subject to taxation by, or employed outside, the United States or (B) to allow Awards to qualify for special tax treatment in a jurisdiction other than the United States. Administrator approval will not be necessary for immaterial modifications to this Plan or any Award Document that are required for compliance with the laws of the relevant jurisdiction.

(c) **Minimum Vesting Requirements**. Notwithstanding any other provision of this Plan, Awards granted under this Plan may not become exercisable, vest or settle, in whole or in part, prior to the one-year anniversary of the date of grant, except (1) the Administrator may provide that Awards become exercisable, vest or settle in connection with a Change in Control, retirement, death or Disability or such other circumstances determined to be appropriate by the Administrator, (2) with respect to an Award that is granted in connection with a merger or other acquisition as a substitute or replacement award for awards held by grantees of the acquired business, and (3) annual Awards to Non-Employee Directors made in connection with the annual meeting of stockholders may vest on the Company's next annual meeting of stockholders (provided that such annual meetings are at least 50 weeks apart). Notwithstanding the foregoing, up to 5% of the aggregate number of Shares authorized for issuance under this Plan (as described in Section 3(a)(1) hereof) may be issued without regard to the restrictions of the foregoing sentence.

(d) **Delegation to Committee**.

(i) General. The Board may delegate some or all of the administration of this Plan to a Committee or Committees. If administration of this Plan is delegated to a Committee, the Committee will have, in connection with the administration of this Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise. Any delegation of administrative powers will be reflected in the charter of the Committee to which the delegation is made, or resolutions, not inconsistent with the provisions of this Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to any subcommittee. Unless otherwise provided by the Board, delegation of authority by the Board to a Committee, or to an Officer or employee pursuant to Section 2(e), does not limit the authority of the Board, which may continue to exercise any authority so delegated and may concurrently administer this Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. If required for compliance with Rule 16b-3 of the Exchange Act, the Committee may consist solely of two or more Non-Employee Directors.

(e) **Delegation to an Officer**. The Administrator may delegate to one or more Officers the authority to do one or both of the following, to the maximum extent permitted by applicable law: (i) designate Employees who are not Officers to be recipients of Stock Awards and the terms of such Stock Awards; and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board or Committee resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on a form that is substantially the same as the form of Stock Award Document approved by the Committee or the Board for use in connection with such Stock Awards, unless otherwise provided for in the resolutions approving the delegation authority.

(f) **Effect of Administrator's Decision**. All determinations, interpretations and constructions made by the Administrator in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons. No director, officer or agent of the Company or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3. **SHARES SUBJECT TO THIS PLAN.**

(a) **Share Reserve**.

(i)   Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date will not exceed (a) 14,325,052 shares of Common Stock[1], plus (b) any shares of Common Stock subject to outstanding awards under the Prior Plans as of November 22, 2021 (the "**Prior Plan Awards**") that on or after November 22, 2021 are forfeited, terminated, expire, lapse without being exercised (to the extent applicable), or are otherwise reacquired by the Company (the sum of (a) and (b), the "**Share Reserve**"). The maximum number of shares of Common Stock subject to Stock Options and SARs that may be granted during any calendar year to any individual under this Plan is 1,000,000 shares.

(ii) For clarity, the Share Reserve is a limitation on the number of shares of Common Stock that may be issued under this Plan. As a single share may be subject to grant more than once (e.g., if a share subject to a Stock Award is forfeited, it may be made subject to grant again as provided in Section 3(b) below), the Share Reserve is not a limit on the number of Stock Awards that can be granted. For the avoidance of doubt, the grant of a Cash Award, and its subsequent settlement, or Other Stock-Based Award settled in cash shall in no event reduce the number of shares of Common Stock available for issuance under this Plan.

(iii) Shares may be issued under the terms of this Plan in connection with a merger or acquisition as permitted by Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under this Plan.

(iv) Substitute Awards shall not reduce the shares of Common Stock authorized for issuance under this Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under this Plan and shall not reduce the shares of Common Stock authorized for issuance under this Plan; *provided* that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were employees of such acquired or combined company before such acquisition or combination.

(v) Subject to Section 9(a) relating to Capitalization Adjustments, the total compensation paid to any one Non-Employee Director during any Grant Year shall not exceed $900,000, including the aggregate Fair Market Value on the date of grant of Shares subject to Awards granted under this Plan and any cash compensation paid or payable. The limitation described in this Section shall be determined without regard to amounts paid to a Non-Employee Director during or for any period in which such individual was an employee or consultant, and any severance and other payments paid to a Non-Employee Director for such director's prior or current service to the Company or any Subsidiary other than serving as a director shall not be taken into account in applying the limit provided above. For the avoidance of doubt, any compensation that is deferred shall be counted toward this limit for the year in which it was first earned, and not when paid or settled. For this purpose, "**Grant Year**" means the annual period commencing on the date of the Company's annual meeting of stockholders and concluding on the day immediately preceding the next annual meeting of stockholders, or such other annual period as the Committee may determine in its discretion.

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[1]   This amount is calculated as follows: 9.5 million shares, *minus* 274,948 shares granted between September 5, 2021 and November 22, 2021, *plus* 2.75 million additional shares reserved on November 16, 2022 by amendment of this Plan, *plus* an additional 2.35 million shares reserved by this amendment of this Plan (the "Additional Reserved Shares").

(b) **Reversion of Shares to the Share Reserve**. The Share Reserve shall be subject to the following adjustments:

(i) If a Stock Award (or Prior Plan Award) or any portion of a Stock Award (or Prior Plan Award) (A) expires, is cancelled or forfeited or otherwise terminates without all of the shares covered by the Stock Award having been issued or (B) is settled in cash or a form other than shares of Common Stock, such expiration, cancellation, forfeiture, termination or settlement shall result in the shares of Common Stock subject to such Stock Award (or Prior Plan Award) being added back to the shares of Common Stock available for Awards under this Plan.

(ii) Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Award under this Plan, or any Prior Plan Award, and shares exchanged by a Participant or withheld by the Company or one of its Subsidiaries to satisfy the tax withholding obligations related to any Award under this Plan or Prior Plan Award, shall be treated as follows: (A) to the extent that the exchange or withholding occurred with respect to an Option or SAR under this Plan (or stock option or stock appreciation right under a Prior Plan), such shares shall not be available for subsequent awards under this Plan and (B) to the extent that the exchange or withholding occurs with respect to an Award under this Plan other than an Option or SAR (or awards granted under a Prior Plan other than options or stock appreciation rights), such shares shall be added back to the shares of Common Stock available for Awards under this Plan.

(iii) In the event that shares of Common Stock are delivered in respect of dividend equivalents granted under this Plan, only the actual number of shares delivered with respect to the award shall reduce (or otherwise offset) the number of shares of Common Stock that are available for issuance under this Plan.

(iv) To the extent that shares of Common Stock are delivered pursuant to the exercise of an Option or SAR under this Plan (or a stock option or stock appreciation right under the Prior Plan), the entire number of shares subject to the award shall be counted against Share Reserve. Shares repurchased on the open market with the proceeds received by the Company upon the exercise of an Option or SAR under this Plan (or a stock option or stock appreciation right under the Prior Plan) shall not be added to the shares of Common Stock available for Awards under this Plan.

(c) **Incentive Stock Option Limit**. Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued on the exercise of Incentive Stock Options will be 5,000,000 shares of Common Stock.

(d) **Source of Shares**. The stock issuable under this Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise or shares classified as treasury shares.

(e) **No Fractional Shares**. Unless otherwise expressly provided by the Administrator, no fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of Awards under this Plan.

4. **ELIGIBILITY.**

(a) **Eligibility for Specific Stock Awards**. Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

(b) **Ten Percent Stockholders**. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five years from the date of grant.

5. **PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.**

Each Option or SAR will be in such form and will contain such terms and conditions as the Administrator deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a

Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Award Document will conform to (through incorporation of provisions hereof by reference in the applicable Award Document or otherwise) the substance of each of the following provisions:

(a) **Term**. Subject to Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of 10 years from the date of its grant or such shorter period specified in the Award Document.

(b) **Exercise Price**. Subject to Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Stock subject to the Award if such Award is a Substitute Award and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) **Purchase Price for Options**. The purchase price of Common Stock acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Administrator in its sole discretion, by any combination of the methods of payment set forth below. The Administrator will have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to use a particular method of payment. The purchase price shall be denominated in U.S. dollars. The permitted methods of payment are as follows:

  (i)   a reduction in compensation otherwise payable to the Participant or for services rendered by the Participant;

  (ii) by cash, check, bank draft or money order payable to the Company;

  (iii) pursuant to a program developed under Regulation T as promulgated by the United States Federal Reserve Board or a successor regulation, or a similar rule in a foreign jurisdiction of domicile of a Participant, that, prior to or contemporaneously with the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the proceeds of sale of such stock;

  (iv) pursuant to a "cashless exercise" with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards, including through same-day sales;

  (v)   by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

  (vi) by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company will accept cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

  (vii) in any other form of legal consideration that may be acceptable to the Administrator and specified in the applicable Award Document.

(d) **Exercise and Payment of a SAR**. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Award Document evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR (with respect to which the Participant is exercising the SAR on such date), over (B) the aggregate strike price of the number of Common Stock equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Administrator and contained in the Award Document evidencing such SAR.

(e) **Transferability of Options and SARs**. The Administrator may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Administrator determines. In the absence of such a determination by the Administrator to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i) Restrictions on Transfer. An Option or SAR will not be transferable except by will or by the laws of descent and distribution (or pursuant to subsections (ii) and (iii) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Administrator may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws (including, but not limited to, a transfer to the Company to the extent consistent with applicable tax and securities laws). Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

(ii) Domestic Relations Orders. Subject to the approval of the Administrator or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a qualified domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by U.S. Treasury Regulation 1.421-1(b)(2) or other applicable law. If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) Beneficiary Designation. Subject to the approval of the Administrator or a duly authorized Officer, a Participant may, by delivering written notice to the Company or designated broker, in a form approved by the Company (or the designated broker), designate a third party who, on the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant's estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f) **Vesting Generally**. The total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of performance goals or other criteria) as the Administrator may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) **Termination of Continuous Service**. Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates (other than for Cause and other than upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date three months following the termination of the Participant's Continuous Service and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR will terminate.

(h) **Extension of Termination Date**. Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause and other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of three months (that need not be consecutive) after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. In addition, unless otherwise provided in a Participant's applicable Award Document, or other agreement between the Participant and the Company, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause) would violate the Company's insider trading policy, and the Company does not waive the potential violation of the policy or otherwise permit the sale, or allow the Participant to surrender shares of Common Stock to the Company in satisfaction of any exercise price and/or any withholding obligations under Section 8(g), then the Option or SAR will terminate on the earlier of (i) the expiration of a period of months (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company's insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document.

(i) **Disability of Participant**. Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j) **Death of Participant**. Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in this Plan or the applicable Award Document, or other agreement between the Participant and the Company, for exercisability after the termination of the Participant's Continuous Service (for a reason other than death), then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within the period ending on the earlier of (i) the date 36 months following the date of death, and (ii) the expiration of the term of such Option or SAR as set forth in the applicable Award Document. If, after the Participant's death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR will terminate.

(k) **Termination for Cause**. Except as explicitly provided otherwise in a Participant's Award Document or other individual written agreement between the Company or any Subsidiary and the Participant, if a Participant's Continuous Service is terminated for Cause, the Option or SAR will terminate upon the date on which the event giving rise to the termination for Cause first occurred, and the Participant will be prohibited from exercising his or her Option or SAR from and after the date on which the event giving rise to the termination for Cause first occurred (or, if required by law, the date of termination of Continuous Service). If a Participant's Continuous Service is suspended pending an investigation of the existence of Cause, all of the Participant's rights under the Option or SAR will also be suspended during the investigation period.

(l) **No Repricing or Cash Buyout**. Neither an Option nor SAR may be modified to reduce the exercise price thereof nor may a new Option, SAR or other Award at a lower price be substituted or exchanged for a surrendered Option or SAR nor may an outstanding Option or SAR with an exercise price per share that equals or exceeds the Fair Market Value of one share of Common Stock be exchanged or substituted for cash (including a Cash Award) (other than adjustments or substitutions in accordance with Section 9(a) relating to Capitalization Adjustments), unless such action is approved by the stockholders of the Company.

6. **PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.**

(a) **Restricted Stock Awards**. Each Restricted Stock Award Document will be in such form and will contain such terms and conditions as the Administrator deems appropriate. To the extent consistent with the Company's bylaws, at the Administrator's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse, or (y) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Administrator. The terms and conditions of Restricted Stock Award Documents may change from time to time, and the terms and conditions of separate Restricted Stock Award Documents need not be identical. Each Restricted Stock Award Document will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or a Subsidiary, or (C) any other form of legal consideration (including future services) that may be acceptable to the Administrator, in its sole discretion, and permissible under applicable law.

(ii) <u>Vesting</u>. Shares of Common Stock awarded under the Restricted Stock Award Document may be subject to forfeiture to the Company in accordance with a vesting schedule and subject to such conditions as may be determined by the Administrator.

(iii) <u>Termination of Participant's Continuous Service</u>. If a Participant's Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right, any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Document.

(iv) <u>Transferability</u>. Common Stock issued pursuant to an Award, and rights to acquire shares of Common Stock under the Restricted Stock Award Document, will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Document, as the Administrator determines in its sole discretion, so long as such Common Stock remains subject to the terms of the Restricted Stock Award Document. Notwithstanding the foregoing or anything in this Plan or the Restricted Stock Award Document to the contrary, no Restricted Stock Award may be transferred to any financial institution without prior stockholder approval.

(v) <u>Dividends</u>. Any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) **Restricted Stock Unit Awards**. Each Restricted Stock Unit Award Document will be in such form and will contain such terms and conditions as the Administrator deems appropriate. The terms and conditions of Restricted Stock Unit Award Documents may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Documents need not be identical. Each Restricted Stock Unit Award Document will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) <u>Consideration</u>. At the time of grant of a Restricted Stock Unit Award, the Administrator will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Administrator, in its sole discretion, and permissible under applicable law.

(ii) <u>Vesting</u>. At the time of the grant of a Restricted Stock Unit Award, the Administrator may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) <u>Payment</u>. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Administrator and contained in the Restricted Stock Unit Award Document.

(iv) <u>Additional Restrictions</u>. At the time of the grant of a Restricted Stock Unit Award, the Administrator, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) <u>Dividend Equivalents</u>. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Administrator and contained in the Restricted Stock Unit Award Document. At the sole discretion of the Administrator, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Administrator. Any dividend equivalents and/or additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Document to which they relate (including the same vesting and forfeiture restrictions).

(vi) <u>Termination of Participant's Continuous Service</u>. Except as otherwise provided in the applicable Restricted Stock Unit Award Document, or other agreement between the Participant and the Company, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c) **Performance Stock Awards**.

    (i) <u>Performance Stock Awards</u>. A Performance Stock Award is a Stock Award (including, but not limited to, in the form of Restricted Stock and Restricted Stock Units) that is payable (including that may be granted, vest or exercised) contingent upon the attainment during a Performance Period of the achievement of certain performance goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the performance goals to be achieved during the Performance Period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Committee, the Administrator, or an authorized Officer, in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Document, the Administrator may determine that cash may be used in payment of Performance Stock Awards.

    (ii) <u>Dividends; Dividend Equivalents</u>. Any dividends paid on a Performance Stock Award in the form of Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Performance Stock Award to which they relate. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Performance Stock Award in the form of Restricted Stock Units, as determined by the Administrator and contained in the Performance Stock Award Document. At the sole discretion of the Administrator, such dividend equivalents may be converted into additional shares of Common Stock covered by such Performance Stock Award in such manner as determined by the Administrator. Any dividend equivalents and/or additional shares covered by such Performance Stock Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Performance Stock Award Document to which they relate (including the same vesting and forfeiture restrictions).

    (iii) <u>Administrator Discretion</u>. The Administrator or an authorized Officer, as the case may be, retains the discretion to define the manner of calculating the performance criteria it selects to use for a Performance Period.

(d) **Cash Awards**. A Cash Award is an award of cash that is granted under this Plan. A Cash Award that may become payable contingent upon the attainment during a Performance Period of the achievement of certain performance goals is a Performance Cash Award. A Cash Award (including a Performance Cash Award) may require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the performance goals to be achieved during the Performance Period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Committee, the Administrator, or an authorized Officer, in its sole discretion. The Administrator may specify the form of payment of Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Cash Award, or such portion thereof as the Administrator may specify, to be paid in whole or in part in cash or other property. The Administrator or an authorized Officer, as the case may be, retains the discretion to define the manner of calculating the performance criteria it selects to use for a Performance Period.

(e) **Other Stock-Based Awards**. Other Stock-Based Awards will consist of other types of equity-based or equity-related awards not otherwise described by the terms of this Plan in such amounts and subject to such terms and conditions, as the Administrator or an authorized Officer shall determine. Such Awards may involve the transfer of actual shares of Common Stock, or payment in cash or otherwise of amounts based on the value of Common Stock. Other Stock-Based Awards may include, but not be limited to, dividend equivalent rights granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted in connection with Options or SARs granted under this Plan. In addition, any dividends and/or dividend equivalents as to the portion of an Award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the Award to which they relate in the event the applicable vesting requirements are not satisfied.

7. **COVENANTS OF THE COMPANY.**

(a) **Securities Law Compliance**. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over this Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act this Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the

Company deems necessary for the lawful issuance and sale of Common Stock under this Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

(b) **No Obligation to Notify or Minimize Taxes**. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to, and does not undertake to, provide tax advice or to minimize the tax consequences of an Award to the holder of such Award.

8. MISCELLANEOUS.

(a) **Use of Proceeds from Sales of Common Stock**. Proceeds from the sale of shares of Common Stock pursuant to Stock Awards will constitute general funds of the Company.

(b) **Corporate Action Constituting Grant of Awards**. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the latest date that all necessary corporate action has occurred and all material terms of the Award (including, in the case of stock options, the exercise price thereof) are fixed, unless otherwise determined by the Administrator, regardless of when the documentation evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board or Committee consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Document as a result of a clerical error in the papering of the Award Document, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Document.

(c) **Stockholder Rights**. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to a Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Stock Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Stock Award has been entered into the books and records of the Company.

(d) **No Employment or Other Service Rights or Rights to Awards**. Nothing in this Plan, any Award Document or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or any other capacity or will interfere in any way with the right of the Company or Affiliate to change a Participant's compensation or other benefits, or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, including, but not limited to, Cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the organizational documents of the Company or an Affiliate (including articles of incorporation and bylaws), and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be. In addition, no person shall have any claim or rights to be granted an Award (or additional Awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

(e) **Incentive Stock Option Limitations**. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds USD$100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(f) **Withholding Obligations**. Unless prohibited by the terms of an Award Document, the Company may, in its sole discretion, satisfy any national, state, local or other tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award (only up to the amount permitted that will not cause an adverse accounting consequence or cost); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant, including proceeds from the sale of shares of Common Stock issued pursuant to a Stock Award; or (v) by such other method as may be set forth in the Award Document.

(g) **Electronic Delivery**. Any reference herein to a "written" agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto), or posted on the Company's intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(h) **Deferrals**. To the extent permitted by applicable law, the Administrator, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code (to the extent applicable to a Participant). Consistent with Section 409A of the Code, the Administrator may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Administrator is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of this Plan and in accordance with applicable law.

(i) **Compliance with Section 409A**. Unless otherwise expressly provided for in an Award Document, or other agreement between the Participant and the Company, this Plan and Award Documents will be interpreted to the greatest extent possible in a manner that makes this Plan and the Awards granted hereunder exempt from Section 409A of the Code, to the extent that Section 409A of the Code is applicable to an Award, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Administrator determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Document evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Document is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Document. Notwithstanding anything to the contrary in this Plan (and unless the Award Document specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code and the Participant is otherwise subject to Section 409A of the Code, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Participant's "separation from service" or, if earlier, the date of the Participant's death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(j) **Clawback/Recovery**. All Awards granted under this Plan will be subject to recoupment in accordance with the Company's compensation recovery (clawback) policy or policies then in effect. No recovery of compensation under any such policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or a Subsidiary.

(k) **Plan Not Funded**. Awards payable under this Plan shall be payable in shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such Awards. No Participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Company or one of its Subsidiaries by reason of any Award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company or one of its Subsidiaries and any Participant, beneficiary or other person. To the extent that a Participant, beneficiary or other person acquires a right to receive payment pursuant to any Award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

9. **ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.**

(a) **Capitalization Adjustments**. In the event of a Capitalization Adjustment, the Administrator will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to this Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c); and (iii) the class(es) and number of securities or other property and value (including price per share of stock) subject to outstanding Stock Awards. The Administrator will make such adjustments, and its determination will be final, binding and conclusive.

(b) **Dissolution or Liquidation**. Except as otherwise provided in the Stock Award Document, or other agreement between the Participant and the Company, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; provided, however, that the Administrator may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) **Change in Control**. The following provisions will apply to Awards in the event of a Change in Control unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Subsidiary and the Participant or unless otherwise expressly provided by the Administrator at the time of grant of an Award. In the event of a Change in Control, then, notwithstanding any other provision of this Plan, the Administrator will take one or more of the following actions with respect to each outstanding Award, contingent upon the closing or completion of the Change in Control:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Award or to substitute a similar award for the Award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the Company pursuant to the Change in Control);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

(iii) accelerate the vesting, in whole or in part, of the Award (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Change in Control as the Administrator will determine (or, if the Administrator will not determine such a date, to the date that is five days prior to the effective date of the Change in Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award;

(v) cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration, if any, as the Administrator, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled Award, taking into account the value of the Common Stock subject to the canceled Award, the possibility that the Award might not otherwise vest in full, and such other factors as the Administrator deems relevant; and

(vi) cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for a payment, in such form as may be determined by the Administrator equal to the excess, if any, of (A) the value in the Change in Control of the property the Participant would have received upon the exercise of the Award immediately prior to the effective time of the Change in Control, over (B) any exercise price payable by such holder in connection with such exercise.

The Administrator need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Administrator may take different actions with respect to the vested and unvested portions of an Award.

In the absence of any affirmative determination by the Administrator at the time of a Change in Control, each outstanding Award will be assumed or an equivalent Award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation (the "**Successor Corporation**"), unless the Successor Corporation does not agree to assume the Award or to substitute an equivalent Award, in which case the vesting of such Award will accelerate in its entirety (along with, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Change in Control as the Administrator will determine (or, if the Administrator will not determine such a date, to the date that is five days prior to the effective date of the Change in Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective; provided, that the holder of a Stock Option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested Stock Options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such Awards (except that in no case shall more than ten days' notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

(d) **Acceleration of Awards upon a Change in Control**. An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Award Document for such Award or as may be provided in any other written agreement between the Company or any Subsidiary and the Participant, but in the absence of such provision, no such acceleration will occur.

10. AMENDMENT OF THIS PLAN AND OUTSTANDING AWARDS.

(a) **Amendment to Plan**. The Administrator may amend this Plan in any respect the Administrator deems necessary or advisable, subject to the limitations of applicable law. If required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of this Plan that (a) materially increases the number of shares of Common Stock available for issuance under this Plan, (b) materially expands the class of individuals eligible to receive Awards under this Plan, (c) materially increases the benefits accruing to Participants under this Plan, (d) materially reduces the price at which shares of Common Stock may be issued or purchased under this Plan, (e) materially extends the term of this Plan, or (f) materially expands the types of Awards available for issuance under this Plan.

(b) **Amendment to Outstanding Awards**. The Administrator may also amend the terms of any one or more outstanding Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Documents for such Awards, subject to any specified limits in this Plan that are not subject to Administrator discretion. A Participant's rights under any Award will not be impaired by any such amendment unless the Company requests the consent of the affected Participant, and the Participant consents in writing. However, a Participant's rights will not be deemed to have been impaired by any such amendment if the Administrator, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant's rights. Subject to the limitations of applicable law, the Administrator may amend the terms of any one or more Awards without the affected Participant's consent (a) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (b) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (c) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code, or (d) to comply with other applicable laws or listing requirements.

11. EFFECTIVE DATE OF PLAN; TIMING OF FIRST GRANT OR EXERCISE; TERM; TERMINATION.

(a) **Effective Date; Timing of First Grant or Exercise**. This Plan initially came into existence on November 22, 2021 and was amended and restated on November 16, 2022. This amended and restated Plan is effective as of November 15, 2023 (the "**Effective Date**") and no Award may be granted under this Plan with respect to the Additional Reserved Shares prior to the Effective Date. In addition, no Stock Award may be exercised (or, in the case of a Restricted Stock Award, Restricted Stock Unit Award, or Performance Stock Award, may be granted) and no Cash Award may be settled unless and until this Plan has been approved by the stockholders of the Company, which approval will be within 12 months before or after the Adoption Date.

(b) **Term; Termination**. This Plan shall remain available for the grant of Awards until the 10th anniversary of November 22, 2021. Notwithstanding the foregoing, this Plan may be terminated at such earlier time as the Administrator may determine. No Awards may be granted under this Plan after it is terminated. Termination of this Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted.

12. CHOICE OF LAW.

The laws of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

13. DEFINITIONS.

As used in this Plan, the following definitions will apply to the capitalized terms indicated below:

(a) "**Adoption Date**" means the date this Plan is originally adopted by the Board.

(b) "**Affiliate**" means, at the time of determination, any "parent" or "subsidiary" of the Company, as such terms are defined in Rule 405 of the Securities Act. The Administrator will have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(c) "**Award**" means a Stock Award or a Cash Award.

(d) "**Award Document**" means a written agreement between the Company and a Participant, or a written notice issued by the Company to a Participant, evidencing the terms and conditions of an Award.

(e) "**Beneficially Own**" or "**Beneficial Owner**" (as the context may require) means a "beneficial owner" as defined in Rule 13d-3 of the Exchange Act, except that a person shall also be deemed the beneficial owner of all securities which such person may have a right to acquire, whether or not such right is presently exercisable.

(f) "**Board**" means the Board of Directors of the Company.

(g) "**Business Combination**" means the consummation of any merger, consolidation, reorganization or other extraordinary transaction (or series of related transactions) involving the Company, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries.

(h) "**Capitalization Adjustment**" means any change that is made in, or other events that occur with respect to, the Common Stock subject to this Plan or subject to any Stock Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(i) "**Cash Award**" means an award of cash granted pursuant to the terms and conditions of Section 6(d).

(j) "**Cause**" means the occurrence or existence of any of the following with respect to a Participant: (i) the Participant's conviction by, or entry of a plea of guilty or nolo contendere in, a court of competent and final jurisdiction for any crime involving moral turpitude or any felony punishable by imprisonment in the jurisdiction involved; (ii) the Participant's willful engaging in dishonest or fraudulent actions or omissions; (iii) the Participant's failure or refusal to perform his or her duties as reasonably required by the Company or any Subsidiary; (iv) negligence, insubordination, violation by the Participant of any duty (of loyalty or otherwise) owed to the Company or any Subsidiary, or any other material misconduct on the part of the Participant; (v) conduct by the Participant which, upon reasonable investigation, is determined by the Company to violate the Company's or any Subsidiary's anti-harassment, discrimination or retaliation policies; (vi) conduct endangering, or likely to endanger, the health or safety of another employee; (vii) falsifying or misrepresenting information on the records of the Company or any Subsidiary; (viii) the Participant's physical destruction or theft of substantial property or assets of the Company or any Subsidiary; or (ix) breach of any policy of, or agreement with, the Company or any Subsidiary applicable to the Participant or to which the Participant is otherwise bound.

(k) "**Change in Control**" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Person, alone or together with its affiliates and associates, including any group of persons which is deemed a "person" under Section 13(d)(3) of the Exchange Act (other than the Employer or any employee benefit plan (or related trust) of the Employer, or any underwriter in connection with a firm commitment public offering of the Company's capital stock), becomes the Beneficial Owner of: (i) thirty-three and one-third percent or more of the then Outstanding Company Common Stock; or (ii) securities representing thirty-three and one-third percent or more of the Outstanding Company Voting Securities (in each case above, other than an acquisition in the context of a merger, consolidation, reorganization, asset sale or other extraordinary transaction covered by, and which does not constitute a Change in Control under, clause (iii) below);

(ii) a change, during any period of two consecutive years, of a majority of the Board as constituted as of the beginning of such period, unless the election, or nomination for election by the Company's stockholders, of each director who was not a director at the beginning of such period was approved by vote of at least two-thirds of the Incumbent Directors then in office;

(iii) a Business Combination, unless, following such Business Combination, (i) all or substantially all of the individuals and entities that were the Beneficial Owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination Beneficially Own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, a Parent), (ii) no Person (excluding any entity resulting from such Business Combination or a Parent or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination or Parent, and excluding any underwriter in connection with a firm commitment public offering of the Company's capital stock) Beneficially Owns, directly or indirectly, more than thirty-three and one-third percent of, respectively, the then-outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, and (iii) at least a majority of the members of the board of directors of the entity resulting from such Business Combination or a Parent were Incumbent Directors at the time of execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company (other than in the context of a merger, consolidation, reorganization, asset sale or other extraordinary transaction covered by, and which does not constitute a Change in Control under, clause (iii) above).

Notwithstanding the foregoing definition or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Subsidiary and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply.

If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under U.S. Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). The Administrator may, in its sole discretion and without a Participant's consent, amend the definition of "Change in Control" to conform to the definition of "Change in Control" under Section 409A of the Code, and the regulations thereunder.

(l) "**Code**" means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(m) "**Committee**" means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(d).

(n) "**Compensation Committee**" means the Compensation and Talent Committee of the Board.

(o) "**Common Stock**" means the common stock, $.01 par value per share, of the Company.

(p) "**Company**" Western Digital Corporation, a Delaware corporation.

(q) "**Consultant**" means any person, including an advisor, who is (i) engaged by the Company or a Subsidiary to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of a Subsidiary and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a "Consultant" for purposes of this Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form Registration Statement on Form S-8 or a successor form under the Securities Act is available to register either the offer or the sale of the Company's securities to such person.

(r) "**Continuous Service**" means that the Participant's service with the Company or a Subsidiary, whether as an Employee, Director or Consultant, is not interrupted or terminated. Unless the express policy of the Company or any Subsidiary, or the Administrator, otherwise provides, or except as otherwise required by applicable law, a Participant will not be deemed to have terminated Continuous Service in the case of (i) sick leave, (ii) military leave, (iii) transfer from one Affiliate to another Affiliate, or (iv) any other leave of absence authorized by the Company (or Subsidiary) or the Administrator, provided that such leave is for a period of not more than three months (unless the Administrator otherwise provides or reemployment or continued service is guaranteed by contract or law upon the expiration of such leave). In the case of any Participant of the Company or one of its Subsidiaries on an approved leave of absence, continued vesting of an Award while on leave from the service of the Company or one of its Subsidiaries may be suspended until the Participant returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. For purposes of this Plan and any Award, if an entity ceases to be a Subsidiary, a termination of Continuous Service shall be deemed to have occurred with respect to each Participant in respect of such Subsidiary who does not continue as an Employee, Director or Consultant in respect of the Company or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status. In addition, if required for exemption from or compliance with Section 409A of the Code, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of "separation from service" as defined under U.S. Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(s) "**Director**" means a member of the Board.

(t) "**Disability**" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months as provided in Sections 22(e)(3) and 409A(a)(2)(C)(i) of the Code, and will be determined by the Administrator on the basis of such medical evidence as the Administrator deems warranted under the circumstances.

(u) "**Employee**" means any person providing services as an employee of the Company or a Subsidiary. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of this Plan.

(v) "**Entity**" means a corporation, partnership, limited liability company or other entity.

(w) "**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(x) "**Fair Market Value**" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock as of any date of determination will be, unless otherwise determined by the Administrator, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Administrator deems reliable.

(ii) Unless otherwise provided by the Administrator, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Administrator in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(y) "**Incentive Stock Option**" means an option granted pursuant to Section 5 of this Plan that is intended to be, and that qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(z) "**Incumbent Directors**" means the directors holding office as of the Effective Date and any person becoming a director subsequent to such date whose election, or nomination for election by the Company's stockholders, is approved by a vote of at least a majority of the Incumbent Directors then in office.

(aa) "**Non-Employee Director**" means a Director who either (i) is not a current employee or officer of the Company or a Subsidiary, does not receive compensation, either directly or indirectly, from the Company or a Subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("**Regulation S-K**")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3 of the Exchange Act.

(bb) "**Nonstatutory Stock Option**" means any option granted pursuant to Section 5 of this Plan that does not qualify as an Incentive Stock Option.

(cc) "**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(dd) "**Option**" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to this Plan.

(ee) "**Option Agreement**" means an Award Document evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of this Plan.

(ff) "**Other Stock-Based Awards**" means an award granted pursuant to the terms and conditions of Section 6(e).

(gg) "**Outstanding Company Common Stock**" means the outstanding shares of the Company's common stock.

(hh) "**Outstanding Company Voting Securities**" means the combined voting power of the Company's then outstanding voting securities.

(ii) "**Own**," "**Owned**," "**Owner**," "**Ownership**" means a person or Entity will be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(jj) "**Parent**" means an entity that, as a result of a Business Combination, owns the Company or all or substantially all of the Company's assets directly or through one or more subsidiaries.

(kk) "**Participant**" means a person to whom an Award is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Stock Award.

(ll) "**Performance Cash Award**" means an award of cash granted pursuant to the terms and conditions of Section 6(d).

(mm) "**Performance Period**" means the period of time selected by the Administrator over which the attainment of one or more performance goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Administrator.

(nn) "**Performance Stock Award**" means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(oo) "**Person**" means a person as defined in Sections 13(d) and 14(d) of the Exchange Act.

(pp) "**Plan**" means this 2021 Long-Term Incentive Plan of Western Digital Corporation, as amended and restated from time to time.

(qq) "**Prior Plans**" means (i) the Amended and Restated Western Digital Corporation 2017 Performance Incentive Plan and (ii) the SanDisk Corporation 2013 Incentive Plan.

(rr) "**Restricted Stock Award**" means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(ss) "**Restricted Stock Award Document**" means an Award Document evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Document will be subject to the terms and conditions of this Plan.

(tt) "**Restricted Stock Unit Award**" means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(uu) "**Restricted Stock Unit Award Document**" means an Award Document evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Document will be subject to the terms and conditions of this Plan.

(vv) "**Securities Act**" means the U.S. Securities Act of 1933, as amended.

(ww) "**Stock Appreciation Right**" or "**SAR**" means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of <u>Section 5</u>.

(xx) "**Stock Appreciation Right Award Document**" means an Award Document evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Award Document will be subject to the terms and conditions of this Plan.

(yy) "**Stock Award**" means any right to receive Common Stock granted under this Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, or a Performance Stock Award.

(zz) "**Stock Award Document**" means an Award Document evidencing the terms and conditions of a Stock Award grant. Each Stock Award Document will be subject to the terms and conditions of this Plan.

(aaa) "**Subsidiary**" means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(bbb) "**Substitute Awards**" means Awards granted or Common Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

(ccc) "**Ten Percent Stockholder**" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

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Western Digital®

Create What's Next



Principal Executive Offices
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, CA 95119
Phone: 408.717.6000

Investor Relations
Website: investor.wdc.com
E-mail: investor@wdc.com
Phone: 800.695.6399

Worldwide Websites
westerndigital.com
wd.com
sandisk.com

Transfer Agent and Registrar
Equiniti Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
Website: equiniti.com/us/ast-access
Phone: 800.937.5449

Independent Registered Public
Accounting Firm
KPMG LLP

Stock Exchange Listing
Western Digital's common stock
trades on the Nasdaq Global Select
Market® under the symbol WDC





 